As confidentially submitted to the Securities and Exchange Commission on February 1, 2022.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ODDITY Tech Ltd.

(Exact Name of Registrant as Specified in its Charter)
State of Israel (State or Other Jurisdiction of Incorporation or Organization)	2844 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification No.)
ODDITY Tech Ltd.
8 Haharash Street
Tel Aviv-Jaffa, 6761304, Israel
(551) 751-7495
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

IM Pro Makeup NY LP
110 Greene Street
New York, New York 10012
(551) 751-7495
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Marc D. Jaffe Ian Schuman Alison Haggerty Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Telephone: (212) 906-1200 Fax: (212) 751-4864	Ran Hai Joshua Ravitz Nir Dash Itay Lavi Herzog Fox & Neeman 6 Yitzhak Sadeh St Tel Aviv 6777506, Israel Telephone: (972) (3) 692 2020 Fax: (972) (3) 696 6464	Jonathan Truppman IM Pro Makeup NY LP 110 Greene Street New York, New York 10012 Telephone: (551) 751-7495	Michael Kaplan Roshni Banker Cariello Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000 Fax: (212) 701-5800	Aaron M. Lampert Ephraim P. Friedman Goldfarb Seligman & Co. Ampa Tower 98 Yigal Alon Street Tel Aviv 6789141, Israel Telephone: (972) (3) 608 9999 Fax: (972) (3) 608 9909

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company   ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED           , 2022
PRELIMINARY PROSPECTUS
           Shares
Class A Ordinary Shares
This is the initial public offering of Class A ordinary shares of ODDITY Tech Ltd.
Prior to this offering, there has been no public market for our Class A ordinary shares. We are selling                 Class A ordinary shares. The estimated initial public offering price is between $      and $      per share.
We intend to apply to have the Class A ordinary shares listed on                 under the symbol “      .”
We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. Investing in our Class A ordinary shares involves risks and uncertainties. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”
We have two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. The rights of the holders of our Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting, conversion, and transfer rights. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to           votes per share and is convertible into one Class A ordinary share at any time. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters (including the election of directors) submitted to a vote of our shareholders, unless otherwise required by law or our amended and restated articles of association effectuated in connection with this offering. Upon the closing of this offering, based on the number of ordinary shares outstanding as of                 , 2022, the outstanding Class B ordinary shares will represent approximately    % of the voting power of our outstanding share capital, with our directors and executive officers and their affiliates holding approximately    % of the voting power of our outstanding share capital, in each case assuming no exercise of the underwriters’ option to purchase additional Class A ordinary shares. See the sections titled “Principal and Selling Shareholders” and “Description of Share Capital and Articles of Association” for additional information.
	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting” for additional information regarding underwriter compensation.

We have granted the underwriters an option to purchase up to           additional Class A ordinary shares from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus.
Investing in our Class A ordinary shares involves risks and uncertainties. See “Risk Factors” beginning on page 16 to read about factors you should consider before buying any of our Class A ordinary shares.
None of the U.S. Securities and Exchange Commission, or the SEC, any state securities commission, or the Israel Securities Authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the Class A ordinary shares to purchasers on or about           , 2022.

Goldman Sachs & Co. LLC	Morgan Stanley	Allen & Company LLC
Prospectus dated           , 2022

We and the underwriters have not authorized anyone to provide additional information or information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf or to which we may have referred you. We and the underwriters do not take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. We and the underwriters are not making an offer to sell the Class A ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy these Class A ordinary shares in any circumstances under which such offer or solicitation is unlawful.
For investors outside the United States: We and the underwriters have not taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

BASIS OF PRESENTATION
Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We present our consolidated financial statements in U.S. dollars.
Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2021.
Certain monetary amounts, percentages and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets, and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.
Our estimates are derived from publicly available information released by independent third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our knowledge of our industry, which we believe to be reasonable. The sources of certain statistical data, estimates, and forecasts contained elsewhere in this prospectus are from Euromonitor, an independent industry publication.
Although we believe the data from these third-party sources is reliable, we have not independently verified any such information, and thus the accuracy and completeness of such information is not guaranteed. In addition, projections, assumptions, and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by independent third parties and by us.
TRADEMARKS
We own certain trademarks and trademark applications used in this prospectus that are important to our business, including, among others, IL MAKIAGE and SpoiledChild. Solely for convenience, our trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name, or service mark of any other company appearing in this prospectus is the property of its respective holder.

FOUNDER’S LETTER
It takes an outsider to transform an industry.
To innovate and take risks. To be agile. To hire high-achieving outsiders without industry bias. To shed old habits and turn down easy money. To fail fast, to learn, and to break new ground. To do something which is the complete opposite of the industry playbook.
This is the mindset that powers my sister and me. We have the vision to transform the global beauty and wellness market through Israeli technology and entrepreneurial thinking, for the benefit of consumers all over the world.
The Legacy Beauty and Wellness Industry Has Not Evolved with the Consumer
As industry outsiders, we saw many shortcomings in the status quo approach. The empires that incumbents had built over decades had not evolved with the times, resulting in a significant lag in online adoption.
Their intentional underinvestment in technology left the category behind the digital curve, despite a consumer who is inherently primed to buy online — spending significant time on social media for beauty content and rapidly shifting dollars online in other categories.
But, we believe consumers have evolved. Tired of being told what they should buy instead of being asked. Bored of being sold unattainable images of touched up models and celebrities. Frustrated with the high-friction journey across multiple digital platforms for inspiration and education, only to end up forced into a physical store to purchase.
We believe a big challenge consumers face is a knowledge gap of what to buy. Beauty is unique — the complexity and precision of products demand more than just a website catalog, and there is a high cost of getting it wrong. An in-store trip is often necessary to get the perfect shade match and formulation, and to de-risk product selection.
Our roots as Israeli entrepreneurs gave us unique perspectives on how technology was the solution and that building the bridge for consumers online would require outside thinking.
Beauty and Wellness, Yet, Technology First
From Day 1 we set out to build a digital, DTC platform designed to learn from our users. We deployed algorithms and machine learning models leveraging user data seeking to deliver a precise product match, all while providing what we believe to be a superior experience to what is possible in a physical store.
We harness the data provided us by users to develop physical beauty and wellness products that deliver best-in-class performance and functionality. We never settle on quality. If our data doesn’t show it is the best we can deliver, we won’t launch it.
It sounds simple and obvious, but in practice it is incredibly difficult — it requires marrying two different worlds of tech and physical products. Tech by itself isn’t enough in our category. It’s not enough to build smart machine learning models, they need to be trained to match physical products.
For the tech side, our R&D center in Tel Aviv, where our tech leadership is based, recruits from the Israeli Defense Force’s best technology units, a renowned source of top technology talent globally. Our extraordinary team of engineers, data scientists, and computer vision experts is the largest team within our company today and comprises over 40% of our global headcount. Together, we built our playbook from scratch with significant investments in our proprietary technology and infrastructure.
The addition of our proprietary computer vision technology is a game changer. Hyperspectral recovery from a user’s mobile phone camera opens up a world of opportunities: to act as human eyes, create full skin and hair diagnostics, and to dramatically reduce the cost of training new algorithms through zero example learning.

We are simply years ahead.
But technology was never the goal — it is the means to build a better future and a strong company. The results are extraordinary. We have achieved a level of scale, growth, and profitability that we believe has never been done before by a pure-play digitally branded platform. We are a gateway for consumers to online adoption, with almost half of our customers shopping beauty online for the first time with us.
Our Competitive Advantage Grows Every Day
Our massive data moat was generated by more than 25 million users and results in over 1 billion data points which we believe is more than all our giant traditional beauty competitors combined. Data science and machine learning allow us to convert users to customers and customers to repeat customers with industry-leading returns at scale, directing us on white spaces for new category and brand launches, and enable us to custom build and continually improve products for our users.
All of this is against a backdrop of industry incumbents, largely wholesale models who are outsourcing digital to their retail partners at the expense of brand.com.
We Are Just Getting Started: The Future is Bright
The IL MAKIAGE brand continues to deliver us proof points that our playbook — a digital DTC technology platform designed to learn from our users — works.
Our highly successful U.K. expansion and the recent launch of our age-control brand, SpoiledChild, are proof points that our products are built to win in their categories. Our customer reviews demonstrate it, and in the internet era, our reach is infinite across a wide demographic — all of this leading to a strong and improving repeat purchasing. We are simply years ahead.
We have seen and continue to see rapid, profitable success in every market we have launched, and sales outside of the United States now account for approximately 25% of our business with room to run. Our consumer tech platform sets us up to expand into multiple categories in the attractive global beauty and wellness market with new brands, products, and geographies.
The opportunity ahead is incredible. We aim to be one of the most defining DTC platforms of our time.
I’m always telling our teams and investors that, in our company, we are not hoping that growth will happen, we make it happen — we are building our own future by driving innovation and taking only BIG SWINGS.
It’s something only an outsider could do.
We are excited for you to join us on this journey.
- ORAN HOLTZMAN
CEO and Co-Founder

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our Class A ordinary shares. You should read the entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms the “company,” “we,” “us,” and “our” in this prospectus refer to ODDITY Tech Ltd. and its consolidated subsidiaries.
Who We Are
We are a consumer tech platform that is built to transform the global beauty and wellness market.
Our commitment to innovation through our proprietary technology is matched only by our commitment to developing empowering products of the highest quality. Our first brand, IL MAKIAGE, is the fastest growing digital, direct-to-consumer, or DTC, beauty brand in the United States, according to Digital Commerce 360, and is building significant global momentum.
Our success is based on our outsider approach. We are a technology company seeking to reinvent every aspect of a massive industry. Our tech team is the largest team within our company today and comprises over 40% of our headcount. We invest heavily in data science, machine learning, and computer vision, and we have an evergreen commitment to exploring, and investing in emerging technologies. Our technology innovations, when combined with our world-class physical product range and compelling brands built to win online, aim to eliminate significant friction for customers and support a seamless end-to-end user experience.
We deploy algorithms and machine learning models leveraging user data seeking to deliver the precise product match, all while providing what we believe to be a superior experience to what is possible in a physical store.
We harness our user data to develop physical beauty and wellness products that deliver best-in-class performance and functionality. We never settle on quality. If our data doesn’t show it is the best we can deliver, we won’t launch it.
It requires marrying two different worlds of tech and physical products. It’s not enough to build smart machine learning models, they need to be trained to match physical products.
Since our first digital brand launch in 2018, we have disrupted the way millions of consumers shop for beauty products by bringing them online and transforming the shopping experience. We have built a platform of over 25 million users that we have direct access to and have generated over 1 billion unique data points through our digital, DTC model.
Our business has a powerful and rare combination of scale, growth, and profitability. Since our launch, we have proven our ability to quickly achieve success in new international markets, products, and categories. In just three years of operation and simultaneous with our rapid revenue growth, we achieved profitability. During the year ended December 31, 2020, we have scaled to $137.8 million of gross revenue, representing more than 100% growth from the prior year, and achieved a gross margin of 71.3%, net income margin of 11.4%, and Adjusted EBITDA margin of 20.1%.
We built the ODDITY platform to support a diverse portfolio of current and future owned and partnered beauty and wellness brands, with a shared technology backbone, infrastructure, and commitment to rigorous process. In 2019, we launched our in-house New Ventures brand incubator with a mandate to pursue additional product categories ripe for disruption through our technology-powered platform. We launched our second brand, SpoiledChild, in February 2022 to lead the wellness category online, and are developing additional standalone, digitally native brands for future launches.

Building a Platform to Transform a $601 Billion Market
We operate a different model to that of the incumbents that have dominated the global beauty and wellness market. This distinctive approach is core to our competitive advantage and ability to disrupt the market.
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Outsiders by Design.   Disrupting a market requires outside thinking. Our organization is built entirely by beauty industry outsiders, who come with fresh thinking, a focus on innovation, and a desire to drive continuous improvement.

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Technology First.   Our business model is centered on our in-house technology capabilities, with leading expertise in data science, machine learning, and computer vision. We operate a cutting-edge R&D and technology center in Tel Aviv that is fully integrated with our business operations in New York City. Our tech team is the largest team within our company today and comprises over 40% of our headcount. Our investments in and focus on recruiting top technology talent is a key component of our strategy. We expect our technology roadmap will define the future of beauty.

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Data Drives Our Business.   We deploy our technology to better understand customers and anticipate their wants and needs. Our data moat is supported by our more than 25 million users and drives all aspects of our business, including revenue, marketing, distribution, operations, and development of new products and brands. It creates a significant competitive advantage in acquiring users digitally, driving our high engagement and strong and improving repeat purchase rates. We believe this data-driven approach is a key difference relative to industry incumbents, who are largely wholesale brands without data and technology advantages, and who heavily rely on retail partner platforms for consumer insights.

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Superior Product Efficacy.   Our data-centric strategy enables us to create and deliver superior products to our customers and build differentiated brands across the beauty and wellness space. From inception, we construct each brand by thoughtfully leveraging data and employing an exhaustive testing process with our global user base, to determine product-market fit and develop formulations. We are committed to only launching a product when our user data shows there is a real consumer need and that our product quality gives us the ability to win.

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The Growth Opportunity Ahead.   With our rapidly growing user base, we are unlocking distribution for wellness and beauty online. The strength of our playbook is demonstrated by the rapid and consistent success we have seen with the IL MAKIAGE brand in the United States, Canada, the United Kingdom, or UK, Germany, and Australia. We see significant potential not only for the IL MAKIAGE brand, but broadly across the global beauty and wellness market to disrupt additional product categories and markets.

Our Market Opportunity
We operate in the highly attractive $601 billion global beauty and wellness market as defined by the global beauty, personal care and dietary supplements market per Euromonitor, which is characterized by its large size, secular tailwinds, high growth, and compelling gross margin profile. We believe this market is ripe for disruption, dominated by established, largely offline, wholesale models that we feel have not sufficiently evolved to meet changing consumer preferences for a digital, personalized, and customized experience.
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Beauty and Wellness Represents a Massive Market Ripe for Digital Disruption.   Today’s beauty and wellness market is dominated by multi-brand brick-and-mortar retailers. Despite its size and prevalence in our daily lives, the industry has been slow to transform. According to Euromonitor, in 2021, online sales accounted for only 17% of total sales in the broader beauty and personal care industry globally. We believe that this underdevelopment of online as compared to other retail categories, such as apparel, is driven by little incentive for established offline players to change their models, consumer knowledge gaps, outsourced digital distribution, over reliance on third-party retailers, lack of online innovation, and limited data-driven insights across the industry.

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Legacy Beauty is Plagued with Problems.   The beauty and wellness industry has been slow to innovate. The products are typically used daily and replenished often, yet, the legacy journey to purchasing these products is far from the convenient and efficient digital experience many consumers prefer. It has lacked education and personalization historically and is typically overwhelming, complicated, time-consuming, plagued by overspending, and not personalized.

We believe the winner in the beauty and wellness industry will be the company that recognizes that technology, data and online capabilities are at the core of the business, and can leverage these strengths to innovate and address rapidly changing consumer preferences. We believe the combination of our almost entirely online and DTC business model, deep technology expertise, and best-in-class product offerings positions us best to address the modern-day beauty and wellness consumer.
The Power of Digital, Direct-to-Consumer
The potential reach of a successful online DTC model is significant — unconstrained by physical store footprints or local marketing limitations. Our technology-powered model has the ability to reach a broad and diverse audience in beauty and wellness.
Today, the IL MAKIAGE brand is the fastest growing digital, DTC beauty brand in the United States, and is building significant global momentum. We are a gateway for online adoption, with almost half of our customers making their first online beauty purchase with us. We expect our market share position to strengthen as beauty and wellness purchases increasingly shift online and believe our DTC model benefits from the following:
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An Expansive Customer Demographic.   Our DTC model allows us to build funnels that attract a broad range of customers. We convert customers across geographies, demographic characteristics, and purchasing behavior. As of December 31, 2021, our customer base was distributed evenly across the United States, with representation across different age groups and skin tones. Our direct, tech-enabled and data-driven model strongly appeals to young audiences, including Millennials and Gen Z, giving us a unique opportunity to capture this growing source of demand and compete in categories traditionally dominated by legacy brands with waning relevance.

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A Holistic End-to-End User Journey Enabled by Technology.   ODDITY is powered by our vision and commitment to revolutionize the beauty and wellness industry through technology innovations and outside thinking. We have built a holistic, end-to-end customer journey, with each of our user touchpoints seeking to enhance and optimize the overall experience. Our integrated model aims to eliminate significant friction, bringing discovery, product matching, tutorial, purchase, and repeat engagement under a single platform. We do so by making technology core to our business model and through proprietary innovations, including Kenzza, PowerMatch / SpoiledBrain, and computer vision / hyperspectral technologies.

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Proprietary, Actionable Customer Data.   From inception, our platform was built on the premise of asking and learning. We bring visitors to our website, turn them into users by asking questions, learn what they want, convert them into customers, and then watch them become repeat customers. As we engage with our customers directly, versus through third-party retailers, we own the customer experience and have direct access to valuable, real-time customer data. Our more than 25 million users have generated over 1 billion unique data points that we have used across multiple vectors, including product recommendations, remarketing and retargeting, new product and brand development, and machine learning.

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Loyal Customer Behavior.   Our data and consumer tech platform, coupled with our DTC model, drives high customer loyalty and strong and improving repeat purchase rates across customer cohorts. Our 12-month U.S. net revenue repeat purchase rate for our Q4 2020 customer cohort was 45% as of the fourth quarter of 2021. We have achieved this level of platform engagement with more than 45% of our gross revenue coming from unpaid sources for the year ended December 31, 2020. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting Our

Performance” for additional information regarding our net revenue repeat purchase rate and customer acquisition and retention.
When Beauty Meets Israeli Technology
We operate an elite technology organization, and technology is at the center of everything we do. An ethos of innovation, creation, agility, and disruption permeates our entire company. Our dedicated workforce of in-house engineers, data scientists, computer vision, and product teams comprises over 40% of our global headcount. Our tech team is completely integrated with the business teams, working hand-in-hand across areas like growth, customer experience, marketing, and product development to drive the business.
To execute our extensive roadmap, we deploy new versions of our platform and funnels every week. The multiple deployments improve and add features that the customer wants and needs.
Our operating method is a hallmark of the most advanced technology companies and allows us to keep a strong pace of innovation and execution as we scale. The tech team is organized in squads devoted to key domains, each organized as small standalone startups with dedicated project managers, software developers, and quality assurance. This allows all teams to push domains in parallel and avoid bottlenecks. We work in weekly sprints that include planning, coding, deploying, testing, analyzing performance, and optimizing.
We take enormous pride in our tech team. We recruit from the most attractive pockets of talent in the world, and our tech team receives focus from the highest levels of leadership in our organization. Based in Tel Aviv, one of the most advanced R&D hubs in the world, ODDITY’s R&D organization has attracted talent from elite Israeli technology centers including the Israeli Defense Forces’ Unit 81, its Special Operations Division’s technology unit.
Our technology capabilities are characterized as the following:
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Massive Data Usage Fuels Growth and Profitability.   We have gained over 1 billion unique data points from over 25 million users. We believe ODDITY has one of the largest databases in the beauty and wellness industry. Each of our brands can generate and collect its own data, and we can leverage the aggregation of user data points across all ODDITY brands to create platform-level synergies, enhance growth, and expand into other countries and product categories. In addition to the business advantages, this continuous data building further allows us to refine and optimize our algorithms to drive higher accuracy of product matching models. As compared to traditional beauty companies that rely on wholesale distribution models and lack user data collection, we believe that our technology and massive existing user base would be difficult for other companies to achieve or replicate. Data is leveraged in five main ways: to generate revenue, remarket or retarget users, develop new products, develop new brands, and enhance our machine learning. We believe the combination of our consumer tech platform and our DTC model enables us to collect substantially more data than others in our space, which creates a flywheel that continuously improves and drives the business.

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PowerMatch / SpoiledBrain.   Our proprietary algorithms and machine learning models match customers with accurate complexion and beauty products. Using artificial intelligence, or AI, PowerMatch and SpoiledBrain help users identify the correct products, formulations, and shades, reducing the risk of incorrect selection and eliminating the need to physically try on products in-store. We use many real-time predictions drawn from our pool of user data and are constantly improving our models to increase accuracy and conversion.

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Computer Vision.   Patented software technology allows existing smartphone cameras to provide hyperspectral information, which until now could only be obtained using expensive, dedicated, and complex hyperspectral cameras that cost $20,000 or more. Our hyperspectral vision technology can detect 31 wavelengths that are invisible to the human eye. By applying unique, physics-based AI technology to recover and interpret this hyperspectral information, we can analyze skin and hair features, detect facial blood flows, monitor heart-rate, and create melanin and hemoglobin maps. We believe this hyperspectral imaging technology will allow us to rapidly expand our product capabilities with a lower amount of data needed for our machine learning models, such as more personalized products and brands in categories that traditionally require in-person diagnostics.
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Kenzza.   We believe we own the largest collection of on-demand bespoke beauty media content in the world, created by our incredible global network of beauty and wellness content creators. Through thousands of videos available for streaming. Kenzza, our proprietary and patented platform, brings video-on-demand content and experiences that change the way users buy beauty online. Instead of showing more products, we are providing content and education. This unparalleled education engine leads to high user confidence and therefore lower friction, which drives scale and profitability. Kenzza is an important part of our international and new category expansion strategy as we launch with a full library of content from local creators in local languages to deliver an authentic and supportive experience for our users.

The ODDITY Platform is Unlocking Distribution for Beauty and Wellness Online
Based on the success and online demand we have experienced in the past three years, we believe that beauty will be 50% online in the near term. We are uniquely positioned for the future of beauty and are years ahead in terms of technology and online capabilities. We believe our business is completely different from those of the legacy beauty companies.
With over 25 million unique users as of December 31, 2021, we are unlocking distribution for wellness and beauty online. Our strategy is to grow separate and standalone digitally native brands to disrupt new categories.
We established our New Ventures brand incubator in 2019 to support the in-house development of new brands. The New Ventures team operates with the mandate to build brands and their technology products from start to finish, while targeting the most attractive pockets of demand in the global beauty and wellness market.
Our current brand portfolio consists of:
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IL MAKIAGE.   IL MAKIAGE is a prestige DTC beauty brand powered by ODDITY’s consumer tech platform, which leverages data science, machine learning and computer vision capabilities to deliver state-of-the-art online experiences for consumers. IL MAKIAGE defines and builds the future of beauty by using ODDITY’s unparalleled technology to connect people with a superior, painstakingly tested, wide range of beauty products. Since the brand’s launch in 2018, IL MAKIAGE has converted millions of consumers from shopping for beauty products in stores to making purchases online and disrupted the industry in the process. Our exceptional products and unparalleled technology have contributed to IL MAKIAGE’s massive success as the fastest growing online beauty brand in the United States according to Digital Commerce 360. In 2020, IL MAKIAGE started its global expansion, with launches in the UK, Germany, and Australia. The company is experiencing tremendous momentum globally with a quarter of its revenue coming from outside the United States as of December 31, 2020.

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SpoiledChild.   We launched our multi-category second brand, SpoiledChild, in February 2022 to disrupt the wellness industry. SpoiledChild is a prestige DTC, online-only wellness brand powered by ODDITY’s scalable technology platform, including its AI and machine learning capabilities, along with superior products and sustainable design. Empowering a new generation of consumers to redefine the rules of aging, SpoiledChild allows consumers to control their future by offering an individualized approach to age-control. Through SpoiledBrain, the brand’s proprietary machine learning algorithm, SpoiledChild matches customers to their perfect wellness products across multiple categories based on their unique individual profile. Our multi-category wellness offering, with a full line of products addressing hair, skin, and other health and wellness needs, was developed through a wide-scale, meticulous consumer-first product development process to ensure efficacy across a diverse spectrum of consumer goals and concerns. SpoiledChild has sustainability at the center of its purpose to create products that give the customer control of their future and impact on the planet. SpoiledChild features patented refillable packaging and a sustainable mindset, designed to reduce waste.

Our playbook is extensible to incremental brands layered into our portfolio, developed both internally through our New Ventures incubator, or brought in via partnerships and acquisition.
Our Competitive Strengths
We have created something new: an industry-redefining, digitally native beauty and wellness company built around an extensible consumer tech platform. Our competitive strengths include:
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Israeli Technology to Disrupt the Beauty and Wellness Category.   Innovation is core to our culture. Our team of beauty outsiders sought to disrupt the beauty industry from within by developing a proprietary, scalable technology platform that is purpose-built for DTC beauty and wellness. Our tech team is the largest team within our company today and comprises over 40% of our global headcount. Everything we do, from product development to marketing to operations, is grounded in the data we optimize from users. Data and machine learning drive the business and results. Our roadmap is full of tech products and capabilities that we believe will define the future of beauty and our network in the Israeli tech scene allows us to have strong visibility into new technologies that will help us shorten timelines to innovation.

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Data and Online, DTC Business Model.   Our obsession with data drove us to build a massive data moat, supported by 25 million users and over 1 billion unique data points. Our data drives revenue, product development, marketing, distribution, operations, and new brand development. It creates a significant competitive advantage in acquiring users digitally, driving our high engagement and improving repeat purchase rates. Since the launch of our first brand, IL MAKIAGE, we have been continuously refining our machine learning models. Our extensive data moat allows us to build machine learning models with zero-example learning capabilities to drive efficiencies and speed to market for new product launches. In turn, our AI capabilities deliver a hyper-personalized beauty experience to the customer to drive customer loyalty and repeat purchase rates.

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Extensible Platform Built for Developing and Scaling Transformative Brands.   ODDITY’s consumer tech platform was created to launch transformative products and brands across the beauty and wellness space. Our proven brand development playbook began with the launch of IL MAKIAGE in 2018, which became the fastest growing beauty brand in the United States. We are focused on investing in our technology platform rather than just the top-down brand. Through the combination of our New Ventures team, existing user data, product match technology, and in-house marketing capabilities, we are able to effectively develop new brands, including in categories beyond cosmetics, and introduce them to targeted customers. SpoiledChild’s launch in February 2022 is proof of our technology platform’s extensibility as we advance into the age-control skincare and hair care markets.

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Strong Unit Economics Creates a Proven Business Model.    The strength of our unit economics underpins our ability to scale and grow profitably. In 2020, we achieved 3.1x 12-month customer lifetime value, or LTV, to customer acquisition costs, or CAC. In just 18 months and simultaneous with our rapid revenue growth, we achieved profitability. During the year ended December 31, 2020 we generated net income of $13.2 million and Adjusted EBITDA of $23.4 million. Our 71.3% gross margin, 11.4% net income margin, and 20.1% Adjusted EBITDA margin for the year ended December 31, 2020 are functions of our attractive unit economics. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding these measures.

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Founder-Led Management Team.   Our entrepreneurial brother-sister founding team saw an industry ripe for disruption after observing the disconnect between online beauty discovery and offline purchasing behavior. As our name suggests, our corporate DNA values the ability to be unconstrained by historical conventions. We are uncompromising in our mission to make the first move, set the pace for the industry, take big swings, and continuously raise the bar — wild vision combined with hard work and a hands-on approach.

Our Growth Strategies
Our intention is to sustain our high-growth and attractive margin profile that consistently delivers great outcomes for our stakeholders. To do this, we believe it is vital to have a clear long-term growth strategy that guides our continued investments in areas that align with our customers’ wants and needs, and our own growth objectives.
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Continue to Build Our User Base.   We aim to continue to grow our user base globally as we launch in new geographies, categories and brands.

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Convert Users into Customers.   We have succeeded in converting our users into customers through our data-driven personalization engines. Our massive amount of data points on our users allows us to convert users to customers at high conversion rates over time. We generate a high contribution margin through this conversion. As of December 31, 2021, we had 3 million active customers.

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Continue to Increase Customer Loyalty and Wallet Share.    We continuously seek to deepen our existing customer relationships to improve our already strong and growing revenue retention rates and increase our wallet share. Our 12-month U.S. net revenue repeat purchase rate for our Q4 2020 customer cohort was 45% as of the fourth quarter of 2021. We continue to drive repeat behavior through improvements in data-driven personalization, product recommendations, customer service, and engagement, in addition to new products and brands launches that are all informed by customer data. New brand launches are core to our growth strategy and will enable us to unlock the potential for our customers to cross-shop brands. Each of these initiatives is designed to increase the loyalty and LTV of our users.

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Expand Our Global Footprint.   Our upfront investments in technology allow us to scale in new markets quickly and with limited asset intensity. Our rapid and profitable expansion into the UK, Germany, and Australia gives us confidence in our ability to drive a large part of our business overseas. Sales outside of the United States accounted for approximately 25% of our total sales for the year ended December 31, 2020, significantly below the penetration level of our large global competitors and providing significant room for growth. When entering a new geography, we market directly to consumers via our localized multilingual digital platform, have a dedicated native customer support team, and ramp up our digital marketing spend.

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Grow the IL MAKIAGE Brand.   We estimate that IL MAKIAGE comprises less than 2% of the total beauty market in the United States, per Euromonitor, with the potential to significantly increase market share driven by the brand’s differentiated, digital and data-first approach to customer acquisition and retention.

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Expand Our Portfolio of Brands.   We have a proven track record of launching transformative brands. When we launched IL MAKIAGE three years ago in the United States, and subsequently in the UK, Germany, and Australia, we did so without meaningful brand awareness or recognition, leveraging our investments in data and technology to rapidly scale. This playbook is extensible to incremental brands layered into our portfolio, developed both internally through our New Ventures incubator, or brought in via partnerships and acquisitions. Most recently, we launched SpoiledChild in February 2022. We believe that expanding the scope of our platform to additional product categories will further expand our addressable market.

Risk Factors
Investing in our Class A ordinary shares involves substantial risks and uncertainties, and our ability to successfully operate our business and execute our growth plan is subject to numerous risks and uncertainties. You should carefully consider the risks and uncertainties described in the section titled “Risk Factors” before making a decision to invest in our Class A ordinary shares. If any of these risks or uncertainties actually occur, our business, financial condition, or results of operations could be materially and adversely affected. In such case, the trading price of our Class A ordinary shares would likely decline, and you could lose all or part of your investment. The following is a summary of some of the principal risks and uncertainties we face:
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Our brands are critical to our success, and the value of our brands may be adversely impacted by negative publicity. If we fail to maintain the value of our brands or our marketing efforts are not successful, our business, financial condition, and results of operations would be adversely affected.
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Our inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect our business, financial condition, and results of operations.

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If we fail to attract new customers, retain existing customers, or fail to maintain or increase sales to those customers, our business, financial condition, and results of operations will be adversely affected.

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Our business depends on our ability to maintain a strong base of engaged customers and content creators, including through the use of social media. We may not be able to maintain and enhance our brand if we experience negative publicity related to our marketing efforts or use of social media, fail to maintain and grow our network of content creators, or otherwise fail to meet our customers’ expectations.

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We rely on single source suppliers for certain component materials of our products and the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products could adversely affect our business, financial condition, and results of operations.

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If we are unable to accurately forecast consumer demand, manage our inventory and plan for future expenses, our business, financial condition, and results of operations could be adversely affected.

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Our recent rapid growth may not be sustainable or indicative of future growth, and we expect our growth rate to ultimately slow over time.

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If we do not continue to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products, our ability to continue to grow may be adversely affected and we may not be able to maintain or increase our sales and profitability. Difficulty in forecasting may also adversely affect our business, financial condition, and results of operations.

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Changes in data privacy and security laws, rules, regulations, and standards, including laws, rules, and regulations governing our collection, use, disclosure, retention, transfer, storage, and other processing of personal information, including payment card data, and our actual or perceived failure to comply with such obligations may have an adverse effect on our business, financial condition, and results of operations.

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We rely significantly on the use of information technology, including technology provided by third-party service providers. Any failure, error, defect, inadequacy, interruption, or data breach or other security incident of our information technology systems, or those of our third-party service providers, could have an adverse effect on our business, reputation, financial condition, and results of operations.

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Any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

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The share price of our Class A ordinary shares may be volatile, and you may lose all or part of your investment.

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The dual class structure of our ordinary shares has the effect of concentrating voting power with our existing shareholders prior to the consummation of this offering, which will limit your ability to influence the outcome of important transactions, including a change in control.

Corporate Information
We were incorporated on June 23, 2013 in Israel under the Companies Law, 5759-1999, or the Companies Law. Our principal executive offices are located at 8 Haharash Street, Tel Aviv-Jaffa 6761304, Israel. Our website address is https://                 . Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes. Our agent for service of process in the United States is IM Pro Makeup NY LP, located at 110 Greene Street, New York, New York 10012.
Implications of Being an Emerging Growth Company and a Foreign Private Issuer
We qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to U.S. public companies. These provisions include:
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an exemption that allows the inclusion in an initial public offering registration statement of only two years of audited financial statements and selected financial data and only two years of management’s discussion and analysis of financial condition and results of operations disclosure;

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reduced executive compensation disclosure; and

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an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

We may take advantage of these provisions until such time as we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of:
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the last day of our fiscal year during which we have total annual gross revenue of at least $1.07 billion;

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the last day of our fiscal year following the fifth anniversary of the closing of this offering;

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the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

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the last day of our fiscal year in which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter.

In addition, Section 107 of the JOBS Act also permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until such time as those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period and, as a result, our operating results and financial statements in the future may not be comparable to the operating results and financial statements of companies who have adopted the new or revised accounting standards.
In addition, upon the closing of this offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under       rules that allow us to follow Israeli law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
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the rules under Section 14 of the Exchange Act that impose disclosure obligations and procedural requirements for the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

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for our directors and principal shareholders, the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules to file public reports with respect to their share ownership and purchase and sale of our ordinary shares;

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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

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Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosures of material information by issuers.

In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic issuers. Foreign private issuers, like emerging growth companies, also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:
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the majority of our executive officers or directors are U.S. citizens or residents;

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more than 50% of our assets are located in the United States; or

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our business is administered principally in the United States.

We have chosen to take advantage of certain of the reduced disclosure requirements and other exemptions described above in the registration statement of which this prospectus forms a part and intend to continue to take advantage of certain exemptions in the future. As a result, the information that we provide may be different than the information you receive from other public companies in which you hold stock.

THE OFFERING
Class A ordinary shares offered by us
           Class A ordinary shares.
Option to purchase additional Class A ordinary shares
We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to               additional Class A ordinary shares.
Class A ordinary shares to be outstanding after this
offering
            Class A ordinary shares (or          Class A ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares).
Class B ordinary shares to be outstanding after this
offering
           Class B ordinary shares.
Total Class A ordinary shares and Class B ordinary shares to be outstanding after this offering
           ordinary shares (or          ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares).
Use of proceeds
We estimate that the net proceeds to us from the sale of our Class A ordinary shares in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $      million (or approximately $      million if the underwriters exercise in full their option to purchase additional Class A ordinary shares), assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
The principal purposes of this offering are to obtain additional working capital, to create a public market for our Class A ordinary shares, and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering for developing and launching new brands, working capital, and other general corporate purposes. We may also use a portion of the proceeds to acquire or invest in businesses, brands, products, services, or technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time. See the section titled “Use of Proceeds.”
Voting rights
We have two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to          votes per share.
Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters (including the election of directors) submitted to a vote of our shareholders, unless otherwise required by law or our amended and restated articles of association. Upon the closing of this offering, based on the number of ordinary shares outstanding as of               , 2022, the outstanding Class B ordinary

shares will represent approximately    % of the voting power of our outstanding share capital, with our directors and executive officers and their affiliates holding approximately    % of the voting power of our outstanding share capital, in each case assuming no exercise of the underwriters’ option to purchase additional Class A ordinary shares.
The holders of our outstanding Class B ordinary shares will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors. See the sections titled “Principal and Selling Shareholders” and “Description of Share Capital and Articles of Association” for additional information.
Dividend policy
We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends. See the section titled “Dividend Policy.”
Risk factors
See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A ordinary shares.
Listing
We intend to apply to list our Class A ordinary shares on the               under the symbol “          .”
The number of our Class A ordinary shares and Class B ordinary shares to be outstanding immediately after this offering is based on ordinary shares outstanding as of                 , 2022 and excludes:
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           Class B ordinary shares issuable upon the exercise of options outstanding under our equity incentive plans as of           at a weighted average exercise price of $      per share;

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           Class B ordinary shares issuable upon the vesting of restricted share units outstanding under our equity plans as of           ; and

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           Class A ordinary shares reserved for issuance pursuant to future grants under our equity incentive plans, as described in the section titled “Management — Equity Incentive Plans.”

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:
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a           -for-one reverse split of our ordinary shares, or the Share Split;

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no exercise by the underwriters of their option to purchase up to                 additional Class A ordinary shares;

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no exercise of the outstanding options described above after                 , 2022;

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the adoption of our amended and restated articles of association prior to the closing of this offering, which will replace our amended and restated articles of association as currently in effect; and

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an initial public offering price of $      per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables present our summary consolidated financial and other data. We prepare our consolidated financial statements in accordance with U.S. GAAP. The summary historical consolidated financial data for the year ended December 31, 2020 has been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.
The financial data set forth below should be read in conjunction with, and is qualified by reference to, the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
Year Ended December 31, 2020
(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Gross Revenue	$137,800
Returns	21,539
Net Revenue	116,261
Cost of revenue	33,400
Gross profit	82,861
Selling, general and administrative expenses	64,288
Operating income	18,573
Financial expenses, net	1,302
Income before taxes on income	17,271
Taxes on income	4,056
Net income	$13,215
Net income per share, basic and diluted(1)	$7.79
Weighted-average shares used in computing net income per share attributable to ordinary shareholder, basic and diluted(1)	1,697,200
Pro forma net income per share attributable to ordinary shareholders, basic and diluted(2)
Pro forma weighted-average shares used in computing net income per share attributable to ordinary shareholder, basic and diluted(2)

(1)
See Note 2 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical basic and diluted net income per share and the weighted-average number of shares used in the computation of the per share amounts.

(2)
Pro forma net income per share gives effect to: (i) the renaming of our ordinary shares to Class A ordinary shares, (ii) the Share Split, (iii) the issuance and distribution of           Class B ordinary shares to holders of the Class A ordinary shares, and (iv) the adoption of our amended and restated articles of association.

	As of December 31, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$39,765	$	$
Working capital(4)	40,654
Total assets	86,533
Retained earnings	10,330
Total shareholders’ equity	55,083

(1)
The pro forma consolidated balance sheet data reflects (i) the renaming of our ordinary shares to Class A ordinary shares, (ii) the Share Split, (iii) the issuance and distribution of           Class B ordinary shares to holders of the Class A ordinary shares, and (iv) the adoption or our amended and restated articles of association.

(2)
The pro forma as adjusted consolidated balance sheet data reflects the pro forma adjustments described immediately above and the issuance and sale of Class A ordinary shares in this offering at an assumed initial public offering price of $      per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets, and total shareholders’ equity by $      million, assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. Each increase (decrease) of 1,000,000 shares in the number of Class A ordinary shares offered by us would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets, and total shareholders’ equity by $      million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions.

(4)
Working capital is defined as total current assets minus total current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Non-GAAP Financial Measures
We regularly review certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA margin, to evaluate our business, measure our performance, identify trends, prepare financial projections, and make business decisions. The measures set forth below should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” for additional information on the non-GAAP financial measures set forth below, including a reconciliation of the non-GAAP financial measures, Adjusted EBITDA and Adjusted EBITDA margin, to the most directly comparable financial measures calculated in accordance with U.S. GAAP.
Year Ended December 31, 2020
(dollars in thousands)
Adjusted EBITDA(1)	$23,371
Adjusted EBITDA margin(2)	20.1%

(1)
Adjusted EBITDA is defined as net income before financial expenses, net, taxes on income, depreciation and amortization as further adjusted to exclude share-based compensation expense and one-time bonuses, and other non-recurring adjustments.

(2)
Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenue.

RISK FACTORS
You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making a decision to invest in our Class A ordinary shares. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. Our business, financial condition, or results of operations could be materially and adversely affected by any of these risks and uncertainties. The trading price and value of our Class A ordinary shares could decline due to any of these risks and uncertainties, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See the section titled “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus.
Risks Related to Our Business and Industry
Our brands are critical to our success, and the value of our brands may be adversely impacted by negative publicity. If we fail to maintain the value of our brands or our marketing efforts are not successful, our business, financial condition, and results of operations would be adversely affected.
Our success depends on the value of our brands, which are integral to our business, as well as to the implementation of our strategies for expanding our business. Maintaining, promoting, and positioning our brands will depend largely on the success of our marketing, our technology, and our ability to provide consistent, high quality products. Our brands could be adversely affected if we fail to achieve these objectives or if our public image or reputation were to be tarnished by negative publicity through traditional or social media platforms, including negative publicity about our products, technology, customer service, personnel, marketing efforts, or suppliers. Content that is adverse to our interests, whether or not accurate or truthful, could be posted to social media platforms and immediately disseminated to broad audiences without any filter or verification of such content. Even isolated incidents involving us, suppliers or third-party service providers, or the products we sell, could erode the trust and confidence of our customers and damage the strength of our brands, especially if such incidents result in adverse publicity, governmental investigations, product recalls, or litigation. We cannot guarantee that our brand development strategies will prevent or mitigate the occurrence of such incidents, accelerate the recognition of our brands, or increase revenue.
In addition, the importance of our brands may increase to the extent we experience increased competition, which could require additional expenditures on our brand promotion activities. Maintaining and enhancing the image of our brands also may require us to make additional investments in areas such as marketing and online operations. These investments may be substantial and may not ultimately be successful. Moreover, if we are unsuccessful in obtaining, maintaining, protecting, defending, and enforcing our intellectual property rights in our brands, the value of our brands may be harmed. Any harm to our brands or reputation could adversely affect our ability to attract and engage customers and adversely affect our business, financial condition, and results of operations.
Our inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect our business, financial condition, and results of operations.
Our continued success depends on our ability to anticipate, gauge, and react in a timely and cost-effective manner to changes in consumer tastes for beauty and wellness products, attitudes toward our industry and brand, as well as to where and how consumers shop. We must continually work to maintain and enhance the recognition of our brands, develop, manufacture, and market new technologies and products, maintain and adapt to existing and emerging distribution channels, successfully manage our inventories, and modernize and refine our approach as to how and where we market and sell our products. Consumer tastes and preferences cannot be predicted with certainty and can change rapidly. This issue is compounded by the increasing use of digital and social media by consumers and the speed by which information and opinions are shared. If we are unable to anticipate and respond to sudden challenges that we may face in the marketplace, trends in the market for our products, and changing consumer demands and sentiment, our business, financial condition, and results of operations will be adversely affected. In addition, from time to time, sales growth or profitability may be concentrated in a relatively small number of our products or countries. If such a situation persists or a number of products or countries fail to perform as expected, there could be an adverse effect on our business, financial condition, and results of operations.
If we fail to attract new customers, retain existing customers, or fail to maintain or increase sales to those customers, our business, financial condition, and results of operations will be adversely affected.
Our success depends in large part upon widespread adoption of our products by consumers. To attract new customers and continue to expand our customer base, we must appeal to and attract consumers who identify with our beauty and wellness products. If the number of consumers who are willing to purchase our products does not continue to increase, if we fail to deliver a high quality shopping experience, or if our current or potential future customers are not convinced that our technology and products are superior to alternatives, then our ability to retain existing customers, acquire new customers, and grow our business may be harmed. We have made significant investments in enhancing our brands and attracting new customers, and we expect to continue to make significant investments to promote our products. Such campaigns can be expensive and may not result in new customers or increased sales of our products. Further, as our brands become more widely known, we may not attract new customers or increase our revenue at the same rates as we have in the past. If we are unable to acquire new customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers, our revenue may decrease, and our business, financial condition, and results of operations will be adversely affected.
In addition, our future success depends in part on our ability to increase sales to our existing customers over time, as a significant portion of our revenue is generated from sales to existing customers, particularly those existing customers who are highly engaged and make frequent and/or large repeat purchases of the products we offer. If existing customers no longer find our products or technology appealing or are not satisfied with our customer service and online technology, including shipping times, or if we are unable to timely update our products, technology, and websites to meet current trends and customer demands, our existing customers may not make purchases, or if they do, they may make fewer or smaller purchases in the future.
If we are unable to continue to attract new customers or our existing customers decrease their spending on the products we offer or fail to make repeat purchases of our products, our business, financial condition, results of operations, and growth prospects will be adversely affected.
Our business depends on our ability to maintain a strong base of engaged customers and content creators, including through the use of social media. We may not be able to maintain and enhance our brand if we experience negative publicity related to our marketing efforts or use of social media, fail to maintain and grow our network of content creators, or otherwise fail to meet our customers’ expectations.
We currently partner with content creators who help raise awareness of our brands and engage with our customers. Our ability to maintain relationships with our existing content creators and to identify new content creators is critical to expanding and maintaining our customer base. As our market becomes increasingly competitive or as we expand internationally, recruiting and maintaining content creators may become increasingly difficult and expensive. If we are not able to develop and maintain strong relationships with our network of content creators, our ability to promote and maintain awareness of our brands may be adversely affected. Further, if we incur excessive expenses in this effort, our business, financial condition, and results of operations may be adversely affected.
We and our content creators use third-party social media platforms to raise awareness of our brands and engage with our customers. As existing social media platforms evolve and new platforms develop, we and our content creators must continue to maintain a presence on these platforms and establish a presence on emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new customers and our financial condition may suffer. Furthermore, as laws and regulations governing the use of these platforms evolve, any failure by us, our content creators, our sponsors, or other third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines, or other penalties and adversely affect our business, financial condition, and results of operations. In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the Federal Trade Commission, or the FTC, has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship or material connection between a social media content creator and an advertiser.
We also do not prescribe what content creators post on social media, and our content creators could engage in behavior or use their platforms in a manner that reflects poorly on our brands or is in violation of applicable regulations or platform terms of service, and all these actions may be attributed to us. Negative commentary regarding us, our products, our content creators, or other third parties, whether accurate or not, may be posted on social media platforms at any time and may adversely affect our reputation, brand, and business. The harm may be immediate, without affording us an opportunity for redress or correction and could adversely affect our business, financial condition, and results of operations.
In addition, customer complaints or negative publicity related to our website, products, product delivery times, customer data handling, marketing efforts, data privacy or security practices, or customer support, especially on blogs and social media websites, could diminish customer loyalty and customer engagement.
Further, laws and regulations, including associated enforcement priorities, rapidly evolve to govern social media platforms and other internet-based communications, and any failure by us, our ambassadors, or other third parties acting at our direction or on our behalf to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines, or other penalties. Other risks associated with the use of social media and internet-based communication include improper disclosure of proprietary information, negative comments about our brand or products, exposure of confidential or personal information, fraud, hoaxes, or malicious dissemination of false information. Damage to the brand image and our reputation could have an adverse effect on our business, financial condition, and results of operations.
We rely on single source suppliers for certain component materials of our products and the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products could adversely affect our business, financial condition, and results of operations.
Certain of the component materials used in our products rely on a single or a limited number of suppliers. We acquire raw material and packaging from third-party suppliers and our finished products are assembled by third-party suppliers. In the past, we have been able to obtain an adequate supply of our finished products on a purchase order basis and currently believe we have an adequate supply for virtually all components of our products. However, we may encounter supply issues with raw materials due to increases in global demand and limited supply capacity. If our finished product suppliers are unable to perform, or our relationship with a supplier is terminated, and we are required to find alternative sources of supply, these new suppliers may have to be qualified under applicable industry, governmental, and our own vendor standards, which can require additional investment and be time-consuming. We cannot guarantee that we will be able to establish alternative relationships with suppliers on similar terms, without delay or at all, that they will be able to supply the same product formulations, or that those alternative relationships will provide an adequate supply.
We are also subject to other risks inherent in the manufacturing of our products and their supply chain, including industrial accidents, natural disasters (including as a result of climate change), environmental events, strikes, and other labor disputes, capacity constraints, disruptions in ingredient, material, or packaging supplies, as well as global shortages, disruptions in supply chain or information technology, loss or impairment of key manufacturing sites or suppliers, product quality control, safety, increase in commodity prices and energy costs, licensing requirements and other regulatory issues, as well as natural disasters and other external factors over which we have no control. If such an event were to occur, it could have an adverse effect on our business, financial condition, and results of operations. In addition, we may experience interruptions with our suppliers and other supply chain disruptions as a result of the COVID-19 pandemic.
We believe our third-party suppliers have adequate resources and facilities to overcome many unforeseen interruptions of supply. However, the inability of our suppliers to provide an adequate supply of finished products and materials used in our products or the loss of any of these suppliers and any difficulties in finding or transitioning to alternative suppliers would adversely affect our business, financial condition, and results of operations. Changes in the financial or business condition of our suppliers could subject us to losses or adversely affect our ability to bring products to market. Further, the failure of our suppliers to deliver goods and services in sufficient quantities, in compliance with applicable standards, and in a timely manner could adversely affect our customer service levels, brands, and overall business. If we experience supply shortages, price increases, or regulatory impediments with respect to the raw materials, ingredients, components, or packaging we use for our products, we may need to seek alternative supplies or suppliers and may experience difficulties in finding replacements that are comparable in quality and price. In addition, in order to meet demand, we may be required to reformulate or substitute ingredients in our products due to shortages of specific raw materials. If we are unable to successfully respond to such issues, our business, financial condition, and results of operations would be adversely affected.
The majority of our suppliers are located in the United States, Italy, China, and Taiwan. Any interruptions in operations at these locations could result in our inability to satisfy product demand. Despite efforts by our suppliers to safeguard their facilities, a number of factors could damage or destroy the manufacturing equipment or our inventory component of supplies or finished goods, cause substantial delays in manufacturing, supply and distribution of our products, result in the loss of key information, and cause us to incur additional expenses, including:
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operating restrictions, partial suspension, or total shutdown of production imposed by regulatory authorities;

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equipment malfunctions or failures;

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technology malfunctions;

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work stoppages;

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damage to or destruction of the facility due to natural disasters including wildfires, earthquakes, or other events; or

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regional or local power shortages.

The vast majority of our raw material suppliers are located outside of both the United States and Israel, and as a result, we are subject to risks associated with doing business abroad, including:
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the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, taxes, and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds;

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political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;

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reduced protection for intellectual property rights, including trademark protection, in certain countries;

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disruptions or delays in shipments whether due to port congestion, labor disputes, product regulations and/or inspections or other factors, natural disasters, or health pandemics, or other transportation disruptions; and

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the impact of health conditions, including the ongoing COVID-19 coronavirus pandemic, and related government and private sector responsive actions, and other changes in local economic conditions in countries where our suppliers or customers are located.

While we maintain business interruption insurance that we believe is appropriate for our operations, our insurance may not cover losses in any particular case, or insurance may not be available on commercially reasonable terms to cover certain of these catastrophic events or interruptions. In addition, regardless of the level of insurance coverage, damage to these facilities or any disruption that impedes our ability to manufacture our products in a timely manner could adversely affect our business, financial condition, and results of operations.
These and other factors beyond our control could interrupt our suppliers’ production in offshore facilities, influence the ability of our suppliers to export our products cost-effectively or at all, and inhibit our suppliers’ ability to procure certain materials, any of which could harm our business, financial condition, and results of operations.
If we are unable to accurately forecast customer demand, manage our inventory, and plan for future expenses, our business, financial condition, and results of operations could be adversely affected.
We base our current and future inventory needs and expense levels on our operating forecasts and estimates of future demand. To ensure adequate inventory supply, we must be able to forecast inventory needs and expenses and place orders sufficiently in advance with our suppliers, based on our estimates of future demand for particular products. Failure to accurately forecast demand may result in inefficient inventory supply or increased costs. This risk may be exacerbated by the fact that we may not carry a significant amount of inventory and may not be able to satisfy short-term demand increases. Accordingly, if we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs or the sale of excess inventory at discounted prices, which would cause our gross margins to suffer and could impair the strength and premium nature of our brands. Conversely, if we underestimate customer demand, including as a result of unanticipated growth, our suppliers may not be able to deliver products to meet our requirements, and we may be subject to higher costs in order to secure the necessary production capacity or we may incur increased shipping costs. An inability to meet customer demand and delays in the delivery of our products to our customers could result in reputational harm and damaged customer relationships, harm our brands, cash flows, and prospects for growth, and have an adverse effect on our business, financial condition, and results of operations.
Moreover, while we devote significant attention to forecasting efforts, the volume, timing, value, and type of the orders we receive are inherently uncertain. In addition, we cannot be sure the same growth rates, trends, and other key performance metrics are meaningful predictors of future growth. Our business, as well as our ability to forecast demand, is also affected by general global economic and business conditions and the degree of customer confidence in future economic conditions, and we anticipate that our ability to forecast demand due to these types of factors will be increasingly affected by conditions in international markets. A significant portion of our expenses is fixed, and as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in revenue. Any failure to accurately predict revenue or gross margins could cause our operating results to be lower than expected, which could adversely affect our financial condition and results of operations.
Our recent rapid growth may not be sustainable or indicative of future growth, and we expect our growth rate to ultimately slow over time.
We have recently experienced significant and rapid growth. Gross revenue increased from $137.8 million in 2020 to $      million in 2021. Our historical rate of growth may not be sustainable or indicative of our future rate of growth, and in future periods, our revenue could grow more slowly than we expect or decline. We believe that continued growth in revenue, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, our ability to address the challenges, risks, and difficulties described elsewhere in this “Risk Factors” section. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. Any of these factors could cause our revenue growth to slow or decline and may adversely affect our margins and profitability. Even if our revenue continues to increase, we expect that our growth rate may slow for a number of other reasons, including if there is a slow-down in the growth of demand for our products, increased competition, a decrease in the growth or reduction in the size of our overall market, or if we cannot capitalize on growth opportunities. Failure to continue to grow our revenue or improve or maintain margins would adversely affect our business, financial condition, and results of operations. You should not rely on our historical rate of growth as an indication of our future performance.
We operate in highly competitive categories.
We face competition from beauty and wellness companies throughout the world, including multinational consumer product companies. Most of our competitors have greater resources than we do, some others are newer companies and some are competing in distribution channels or territories where we are not yet active or are less represented. Our competitors also may be able to respond to changing business and economic conditions more quickly than we can due to larger research and development operations, manufacturing capabilities, and sales forces. Competition in the beauty and wellness industry is based on a variety of factors, including innovation, technology, effectiveness of beneficial attributes, accessible pricing, service to the consumer, promotional activities, marketing, special events, new brand and product introductions, e-commerce initiatives, and other activities. It is difficult for us to predict the timing and scale of our competitors’ actions in these areas.
Our ability to compete also depends on the continued strength of our brands and products, our ability to attract and retain key talent and other personnel, the influence of social media content creators, the efficiency of our third-party manufacturing facilities and distribution network, our relationships with our customers, our ability to continue to innovate in online technology to match customers with the adequate products from our offering, and our ability to obtain, maintain, protect, defend, and enforce our intellectual property and other proprietary rights used in our business. We believe we have a well-recognized and strong reputation in our core markets and that the quality and performance of our products, our emphasis on innovation, and engagement with our professionals and customer base position us to compete effectively. However, if our reputation is adversely affected, our ability to attract and retain customers would be impacted. In addition, certain of our suppliers may have agreements with companies that market and sell competing brands and, as a result, our ability to compete may be affected. Our inability to continue to compete effectively in key countries around the world would have an adverse effect on our business, financial condition, and results of operations.
The fluctuating cost of raw materials could increase our cost of goods sold and adversely affect our business, financial condition, and results of operations.
We have in the past experienced, and may in the future experience, fluctuations in the cost of raw materials used in our products for reasons beyond our control. Our costs for raw materials are affected by, among other things, competition, supply and distribution challenges, weather, customer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control. Increases in the cost of raw materials could increase our costs of goods sold, which could adversely affect our business, financial condition, and results of operations.
The illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products could have an adverse effect on our net revenue and a negative impact on our reputation and business.
Third parties may illegally distribute and sell counterfeit versions of our products. These counterfeit products may be inferior in terms of quality and other characteristics compared to our authentic products and/or the counterfeit products could pose safety risks that our authentic products would not otherwise present to consumers. Consumers could confuse counterfeit products with our authentic products, which could damage or diminish the image, reputation and/or value of our brand, and cause consumers to refrain from purchasing our products in the future, which could adversely affect our reputation, business, financial condition, and results of operations.
Shipping is a critical part of our business and any changes in, or disruptions to, our shipping arrangements could adversely affect our business, financial condition, and results of operations.
We currently rely on third-party global providers to deliver our products. If we are not able to negotiate acceptable pricing and other terms with these providers, or if these providers experience capacity restraints, performance problems, or other difficulties in processing our orders or delivering our products to customers, it could negatively impact our results of operations and our customers’ experience. For example, changes to the terms of our shipping arrangements or the imposition of surcharges or surge pricing may adversely impact our margins and profitability. In addition, our ability to receive inbound inventory efficiently and ship products to customers in a timely manner may be negatively affected by factors beyond our and these providers’ control, including the COVID-19 pandemic, inclement weather, fire, flood, power loss, earthquakes, acts of war or terrorism, or other events specifically impacting other shipping partners, such as labor shortages or disputes, container shortages, financial difficulties, system failures, and other disruptions to the operations of the shipping companies on which we rely.
The shipping industry is also currently experiencing issues with port congestion and pandemic-related port closures and ship diversions. Labor disputes among freight carriers and at ports of entry are common, and we expect labor unrest and its effects on shipping our products to be a challenge for us. A port worker strike, work slow-down, or other transportation disruption at ports of entry could significantly disrupt our business. We have experienced disruptions due to multiple factors brought about by the COVID-19 pandemic, such as supply and demand imbalance, a shortage of truck drivers, transport equipment (tractors and trailers), and other causes, which have resulted in heightened congestion, bottleneck, and gridlock, leading to abnormally high transportation delays. Delays in e-commerce shipping could also cause some customers to stop shopping with us and instead make purchases with our competitors that have larger physical retail footprints. If significant disruptions continue, we could experience significant disruptions in our business, delays in shipments, and profitability shortfalls, which could adversely affect our business, financial condition, and results of operations.
The global shipping industry is also experiencing unprecedented increases in shipping rates from the trans- Pacific ocean carriers due to various factors, including limited availability of shipping capacity. Similarly, supply chain disruptions such as those described in the preceding paragraphs may lead to an increase in transportation costs. If the products ordered by our customers are not delivered in a timely fashion, including to international customers, or are damaged or lost during the delivery process, our customers could become dissatisfied and cease buying products from us, which would adversely affect our business, financial condition, and results of operations.
If we are unable to manage our growth effectively, including our employee base and hiring needs, our business, financial condition, and results of operations could be harmed.
We have expanded our operations rapidly since our founding. To manage our growth effectively, we must continue to implement our operational plans and strategies, implement new brands and products, improve and expand our infrastructure of people and information systems, and expand, train and manage our employee base. To support our continued growth, we must effectively integrate, develop, and motivate a large number of new employees. We face significant competition for personnel, including in New York, Israel, and Ukraine. To attract top talent, we may need to increase our employee compensation levels to remain competitive in attracting and retaining talented employees. Further, to support our growth, we could be required to continue to expand our sales and marketing, technology development, brand implementation, product development, and distribution functions, to upgrade our management information systems and other processes and technology and to obtain more space for our expanding workforce. Additionally, the growth of our business places significant demands on our existing management and other employees.

In addition, we are required to manage relationships with a growing number of customers, suppliers, distributors and other third parties. If we are unable to expand supply, manufacturing, and distribution capabilities when required, or our information technology systems and our other processes are inadequate to support the future growth of these relationships, we could experience delays in customer service, order response, and shipping times, which would adversely impact our reputation and brands. If we are unable to manage the growth of our organization effectively, our business, financial condition, and results of operations may be adversely affected.
A general economic downturn, or sudden disruption in business conditions may affect consumer purchases of discretionary items and/or the financial strength of our customers, which would adversely affect our business, financial condition, and results of operations.
The general level of consumer spending is affected by a number of factors, including general economic conditions, inflation, interest rates, energy costs, and consumer confidence generally, all of which are beyond our control. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of our products.
Sudden disruptions in local or global business conditions from events such as a pandemic or other health issues, geo-political or local conflicts, civil unrest, terrorist attacks, adverse weather conditions, climate changes, or seismic events, can have a short-term and, sometimes, long-term impact on consumer spending, which in turn could adversely affect our business, financial condition, and results of operations. Moreover, a downturn in the economies of, or continuing recessions in, the countries where we manufacture or sell our products, or a sudden disruption of business conditions in those countries, could adversely affect consumer confidence, the financial strength of our distributors, and, in turn, our sales and profitability.
Volatility in the financial markets and a related economic downturn in key markets or markets generally throughout the world could have an adverse effect on our business. We may need or choose to seek additional financing to operate or expand our business, and deterioration in global financial markets or an adverse change in our credit ratings could make future financing difficult or more expensive.
Our corporate culture is a key contributor to our success. Accordingly, we depend on our executive leadership team and other key employees, and the loss of the services of our co-founders, who are also our Chief Executive Officer and Chief Product Officer, or of other key employees or an inability to attract and retain highly skilled employees could adversely affect our business, financial condition, and results of operations.
Our success and future growth depend largely upon the continued services of our executive officers and other key employees in the areas of technology, research and development, marketing, finance, sales, products, and general administrative functions, including our co-founders, Mr. Holtzman and Ms. Holtzman-Erel, who also serve as Chief Executive Officer and Chief Product Officer, respectively.
From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead our company, could have an adverse effect on our business, financial condition, and results of operations. We also are dependent on the continued service of existing employees in our technology area because of the complexity of our technology.
To execute our growth plan, we must attract and retain highly qualified personnel. Competition for personnel is intense, especially for engineers experienced in designing and developing technology. If we are unable to attract such personnel remotely or in cities where we are located, we may need to hire in other locations which may add to the complexity and costs of our business operations. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources.
We also believe that our culture has been and will continue to be a key contributor to our success. We expect to continue to hire aggressively as we expand, and we will need to maintain our culture among a larger number of employees, dispersed across various geographic regions. If we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and entrepreneurial spirit we believe we need to support our growth. The continued growth and expansion of our business and our transition from a private company to a public company may also result in changes to our corporate culture, which could harm our ability to attract, recruit, and retain employees, as well as our business and our prospects for future growth.
In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the amount or value of equity awards offered to employees is perceived to be less favorable than equity awards offered by other companies with whom we compete for talent, or the perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. Failure to manage our employee base and hiring needs effectively, including successfully integrating our new hires, may adversely affect our business, financial condition, and results of operations.
If we do not continue to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products, our ability to continue to grow may be adversely affected and we may not be able to maintain or increase our sales and profitability. Difficulty in forecasting may also adversely affect our business, financial condition, and results of operations.
A key element of our growth strategy depends on our ability to develop and market new brands that meet our standards for quality and appeal to our customers. The success of our innovation and product development efforts is affected by our ability to successfully leverage consumer data, the technical capability of our innovation staff, developing and testing product formulas and prototypes, our ability to comply with applicable governmental regulations, and the success of our management and sales and marketing teams in introducing and marketing new brands. There can be no assurance that we will successfully develop and market new brands that appeal to consumers. Any such failure may lead to a decrease in our growth, sales, and ability to achieve profitability, which could adversely affect our business, financial condition, results of operations, and prospects.
Additionally, the development and introduction of new brands requires substantial marketing expenditures, which we may be unable to recoup if new brands do not gain widespread market acceptance. If we are unsuccessful in meeting our objectives with respect to new or improved brands, our business, financial condition, and results of operations could be adversely affected.
Furthermore, our success depends in part on our ability to anticipate and react to changing consumer demands for existing products in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. If we do not continue to introduce new products or innovations on existing products in a timely manner or our new brands or products are not accepted by our customers, or if our competitors introduce similar products in a more timely fashion, our brand or our market position could be harmed.
Additionally, our new products and innovations on existing and future products may not receive the same level of consumer acceptance as our products have in the past. Our failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower sales, excess inventory or inventory shortages, markdowns and write-offs, and diminished brand loyalty. Even if we are successful in anticipating consumer needs and preferences, our ability to adequately address those needs and preferences will in part depend upon our continued ability to develop and introduce innovative, high quality products and maintain our distinctive brand identity as we expand the range of products we offer.

New brand implementations and product offerings may generate significant activity and a high level of purchasing for the new brand or product or current products, which can result in a higher-than-normal increase in revenue during the quarter and skew year-over-year comparisons. These offerings may also increase our product return rate. We may experience difficulty effectively managing growth associated with the launch of new brands and products. If we are unable to accurately forecast sales levels in each market for brand or product launches, we may incur higher expedited shipping costs and we may temporarily run out of stock of certain products, which could negatively impact our relationships with customers. Conversely, if demand does not meet our expectations for a product launch or ongoing product sales or if we change our planned launch strategies or initiatives, we could incur inventory write-downs.
A failure to effectively introduce new brands, products, or innovations on existing products that appeal to our customers, or a failure to forecast accurately, could result in a decrease in revenue and excess inventory levels, which could adversely affect our business, financial condition, and results of operations.
The COVID-19 pandemic could adversely affect our business, financial condition, and results of operations.
While the COVID-19 pandemic has not had a significant negative impact on our operations or financial performance to date, the measures adopted to contain and mitigate the effects of the COVID-19 pandemic, including stay-at-home, business closure, social distancing, capsuled labor, and other restrictive orders, and the resulting changes in consumer behaviors, have disrupted our normal operations and impacted our employees and suppliers. We expect these disruptions and impacts to continue. In addition, certain of our manufacturers experienced delays and shut-downs due to the COVID-19 pandemic and we have experienced supply chain disruptions due to multiple factors, such as fulfillment center disruption and limited shipping capacity. This has led to abnormally high transportation delays and shipping costs, which has increased our cost of goods sold. Further, the continuation of the COVID-19 pandemic has led to increased operational and cybersecurity risks, including those related to a number of our employees working remotely. These risks include, among others, increased demand on our information technology resources and systems, the increased risk of phishing, and other cybersecurity attacks as cybercriminals try to exploit an increased number of points of possible attack, such as laptops and mobile devices, both of which are now being used in increased numbers. Any failure to effectively manage these increased operational and cybersecurity demands and risks, including to timely identify, appropriately respond to, and remediate cybersecurity attacks and other security incidents, may materially adversely affect our results of operations and the ability to conduct our business. For a further discussion of cybersecurity risks, see the section titled “— Risks Related to Data Privacy and Security, Information Technology, and Intellectual Property” below.
Given the continued spread of COVID-19, including the emergence of COVID-19 variants, such as the recent Delta and Omicron variants, and the resultant personal, economic and governmental reactions, we may have to take additional actions in the future that could adversely affect our business, financial condition, and results of operations, including a return to a fully remote workforce.
These changes could negatively impact our operations, sales, and marketing in particular, which could have longer-term effects on our sales pipeline, or create operational or other challenges as our workforce remains predominantly remote, any of which could adversely affect our business, financial condition, and results of operations. In addition, our management team has spent, and will likely continue to spend, significant time, attention, and resources monitoring the COVID-19 pandemic and associated global economic uncertainty and seeking to manage its effects on our business and workforce. The degree to which COVID-19 will affect our business, financial condition, and results of operations will depend on future developments that are highly uncertain and cannot currently be predicted. These developments include, but are not limited to, the duration, extent, impact and severity of the COVID-19 pandemic in different geographies, the effectiveness of our transition from work-from-home arrangements to a gradual return to our offices, actions taken to contain the COVID-19 pandemic, the long-term efficacy, global availability and acceptance of vaccines, related restrictions on economic activity and domestic and international trade, and the extent of the impact of these and other factors on our employees, suppliers, and customers. The COVID-19 pandemic and related restrictions could limit supplier and distributors’ ability to continue to operate (limiting their abilities to obtain inventory, generate sales, ship and dispatch orders, or make timely payments to us). It could disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick or for dependents for whom external care is not available. In addition, the COVID-19 pandemic may also result in reduced consumer spending and adverse or uncertain economic conditions globally, which in turn may impact our revenue.
We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenue. If we fail to accommodate increased volumes during peak seasons and events, our business, financial condition, and results of operations may be adversely affected.
Our revenue is typically highest in the first quarter of the calendar year, and our revenue will generally decline in the third and fourth quarter of each calendar year relative to the first and second quarter of each calendar year. Any disruption in our products, especially during the first quarter, could have a negative effect on our financial condition, and results of operations. Surges in volumes during peak periods may strain our technological infrastructure and support activities which may reduce our revenue and the attractiveness of our products. Any disruption to our operations could lead to a material decrease in revenue relative to our expectations for the first quarter, which could result in a significant shortfall in revenue and operating cash flows for the full year, and may have an adverse effect on our business, financial condition, and results of operations.
We may be unable to maintain profitability.
We began our U.S. operations in 2018 and achieved profitability in 2020. We expect our operating expenses to increase in the future as we increase our sales and marketing efforts, continue to invest in launching new brands and developing new products, hire additional personnel, expand our operating infrastructure, and expand into new geographies. Further, as a public company, we will incur additional legal, accounting, and other expenses that we did not incur as a private company. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset our increased operating expenses. Our revenue growth may slow for a number of other reasons, including if we experience reduced demand for our products, increased competition, a decrease in the growth or reduction in the size of our overall market, or if we cannot capitalize on growth opportunities. If our revenue does not increase at a greater rate than our operating expenses, we will not be able to maintain our current level of profitability.
We have a limited operating history at our current scale, which may make it difficult to evaluate our business and future prospects.
We have a limited history of generating revenue at our current scale. As a result, we have limited financial data that can be used to evaluate our business and future prospects. Any evaluation of our business and prospects must be considered in light of our limited operating history, which may not be indicative of future performance. Because of our limited operating history, we face increased risks, uncertainties, expenses, and difficulties, including the risks and uncertainties discussed in this section.
We plan to continue to expand into additional international markets, which will expose us to new and significant risks.
Our future growth depends in part on our expansion efforts into new international markets. We also have limited experience with regulatory environments and market practices outside of Israel and the United States and cannot guarantee that we will be able to penetrate or successfully operate in any market outside of Israel and the United States. In connection with our expansion efforts, we may encounter obstacles we do not currently face, including cultural and linguistic differences, differences in regulatory environments and market practices, difficulties in keeping abreast of market, business, and technical developments, and foreign consumers’ tastes and preferences.
We may also encounter difficulty expanding into new markets because of limited brand recognition in those markets, leading to delayed acceptance of our products by consumers there. In particular, we have no assurance that our marketing efforts will prove successful outside of the Israel and the United States. The expansion into new markets may also present competitive, technological, forecasting, and distribution challenges that are different from or more severe than those we currently face. There are also other risks and costs inherent in doing business in international markets, including:
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the need to adapt and localize products for specific countries to account for, among other things, different cultural tastes, size and fit preferences, or regulatory requirements;

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difficulty establishing and managing international operations and the increased operations, travel, infrastructure, including establishment of local delivery service and customer service operations, and legal compliance costs associated with locations in different countries or regions;

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increased shipping times to and from international markets;

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the need to vary pricing and margins to effectively compete in international markets;

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increased competition from local providers of similar products;

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difficulty obtaining, maintaining, protecting, defending, and enforcing intellectual property rights abroad;

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the need to offer customer services in various languages;

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difficulties in understanding and complying with local laws, regulations, and customs in other jurisdictions;

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compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, or the FCPA, relevant provisions of Israeli Penal Law 5737-1977, and the UK Bribery Act 2010, or UK Bribery Act, by us, our employees, and our business partners;

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complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to consumer advertising protection, consumer product safety, and data privacy and security frameworks, including, but not limited to, the EU General Data Protection Regulation 2016/679, or GDPR;

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varying business practices and customs related to the sale of beauty and wellness products;

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varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs;

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tariffs and other non-tariff barriers, such as quotas and local content rules, as well as tax consequences;

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fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars; and

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political or social unrest or economic instability in a specific country or region in which we operate, including, for example, the effects of the UK’s withdrawal from the EU, or Brexit, which could have an adverse impact on our operations in that location.

Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition, and results of operations.
Our e-commerce channel business faces distinct risks, and our failure to successfully manage those risks could have a negative impact on our profitability.
As an e-commerce retailer, we encounter risks and difficulties frequently experienced by businesses with significant online sales. The successful operation of our business as well as our ability to provide a positive shopping experience that will generate orders and drive subsequent visits depends on efficient and uninterrupted operation of our e-commerce order-taking and fulfillment operations. If we are unable to allow real-time and accurate information regarding product availability to quickly and efficiently fulfill our customers’ orders using the fulfillment and payment methods they demand, provide a convenient and consistent experience for our customers, or effectively manage our online sales, our ability to compete and our results of operations could be adversely affected. Risks associated with our e-commerce business include:

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uncertainties associated with our websites and in-store systems including changes in required technology interfaces, website downtime and other technical failures, costs, and technical issues as we upgrade our systems software, inadequate system capacity, computer viruses, human error, data breaches and other security incidents, legal claims related to our systems operations, and other challenges with order fulfillment;

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changes in website interfaces, website downtime, and other technical failures;

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disruptions in internet service or power outages;

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reliance on third parties for computer hardware and software, as well as delivery of products to our customers;

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rapid technology changes;

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credit or debit card fraud and other payment processing related issues;

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changes in applicable federal, state, and international regulations;

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liability for online content;

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cybersecurity and data privacy concerns and laws, rules, and regulations; and

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natural disasters or adverse weather conditions.

Our online sales also expose us to broader applicability of regulations, as well as additional regulations, rules relating to registration of internet sellers, and certain anti-money laundering, trade sanction, anti-corruption, anti-bribery, and international trade laws. Compliance problems in any of these areas could result in a reduction in sales, increased costs, sanctions or penalties, and damage to our reputation and brands.
In addition, we must keep up to date with competitive technology trends, including the use of new or improved technology, creative user interfaces, virtual and augmented reality, and other e-commerce marketing tools such as paid search, which may increase our costs and which may not increase sales or attract customers, as intended. Our competitors, some of whom have greater resources than we do, may also be able to benefit from changes in e-commerce technologies, which could harm our competitive position.
We are subject to financial risks as a result of our international operations, including exposure to foreign currency fluctuations and the impact of foreign currency restrictions.
Although the majority of our expenses and revenue are incurred in U.S. dollars, some of our revenue and expenses are generated in other currencies, such as the NIS, Euro, Pound Sterling, or Australian dollar. Our exposure to foreign currencies may increase as we expand our business in foreign markets. As a result, our operating results are subject to fluctuations due to changes in currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our operating results could be adversely affected. Although we may engage in transactions intended to reduce our exposure to foreign-currency fluctuations, there can be no assurance that these transactions will be effective. Complex global political and economic dynamics can affect exchange rate fluctuations. It is difficult to predict future fluctuations and the effect these fluctuations may have upon future reported results or our overall financial condition.
If we do not successfully optimize, operate, and manage the expansion of the capacity of our distribution centers, or if we experience problems with our distribution and warehouse management system, our ability to meet customer expectations, manage inventory, manage inflation, complete sales, and achieve objectives for operating efficiencies could be harmed, and our business, financial condition, and results of operations could be adversely affected.
We anticipate the need to add additional distribution center capacity and lease new warehouse space to serve as distribution centers as our business continues to grow. If we continue to add distribution and warehouse capabilities, add product categories with different fulfillment requirements, or change the mix in products that we sell, our distribution network will become increasingly complex and operating it will become more challenging. The expansion of our distribution center capacity may put pressure on our managerial, financial, operational, and other resources. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans. In addition, we may be required to expand our capacity sooner than we anticipate. If we are unable to secure new facilities for the expansion of our operations, recruit qualified personnel to support any such facilities, or effectively control expansion-related expenses, our order fulfillment and shipping times may be delayed and our business, financial condition, and results of operations could be adversely affected. Furthermore, we cannot predict the effect inflation, including wage inflation, may have on our distribution network and our ability to maintain operating efficiencies.
Our distribution centers include computer-controlled and automated equipment and rely on warehouse management systems to manage supply chain fulfillment operations, which means its operations are complicated and may be subject to a number of risks related to cybersecurity, the proper operation of software and hardware, electronic or power interruptions, or other system failures. In addition, our operations could also be interrupted by labor difficulties, or by floods, fires, or other natural disasters near our distribution centers. We maintain business interruption insurance, but it may not adequately protect us from the adverse effects that could result from significant disruptions to our distribution system, such as the long-term loss of customers or an erosion of our brand image. Moreover, if we or our third-party logistics providers are unable to adequately staff our distribution centers to meet demand or if the cost of such staffing is higher than it has been historically or projected costs increase due to mandated wage increases, regulatory changes, hazard pay, international expansion, or other factors, our results of operations could be harmed. In addition, operating distribution centers comes with potential risks, such as workplace safety issues and employment claims for the failure or alleged failure to comply with labor laws or laws respecting union organizing activities. Our distribution capacity is also dependent on the timely performance of services by third parties, including the shipping of our products from our suppliers to our distribution facilities. We may need to operate additional distribution centers in the future to keep pace with the growth of our business, and we cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans. If we encounter problems with our distribution and warehouse management systems, our ability to meet customer expectations, manage inventory and fulfillment capacity, complete sales, fulfill orders in a timely manner, and achieve objectives for operating efficiencies could be harmed, which could also harm our reputation, and our relationship with our customers.
Product returns could harm our business.
We allow our customers to return our products, subject to our return policy. We generally accept product returns for refund if returned within up to 60 days of the original purchase date and for exchange up to up to 60 days from the original purchase date. We also have a “Try Before You Buy” program whereby customers choose several similar products for a trial and initially pay only shipping costs, paying only for the products they keep after the trial period. Our net revenue is reported net of returns and discounts. We estimate our liability for product returns based on historical return trends and an evaluation of current economic and market conditions. We record the expected customer refund liability as a reduction to revenue. The introduction of new products, changes in consumer confidence or shopping habits, or other competitive and general economic conditions could cause actual returns to exceed our estimates. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such costs occur. In addition, from time to time, our products may be damaged in transit, which can also increase return rates. Moreover, due to the nature of our products, we do not resell returned goods. Competitive pressures could cause us to alter our return policies or our shipping policies, which could result in an increase in damaged products and an increase in product returns. If the rate of product returns increases significantly or if product return economics become less efficient, our business, financial condition, and results of operations could be adversely affected.

Any failure by us or our suppliers to comply with ethical business practices or product safety, labor, or other laws, provide safe conditions for our or their workers, or use or be transparent about ethical business practices may damage our reputation and brand and harm our business.
Operating with integrity is core to our values, which makes our reputation sensitive to allegations of unethical or improper business practices, whether real or perceived. The failure of any of our suppliers to provide safe and humane factory conditions and oversight at their facilities could damage our reputation and brand or result in legal claims against us. We rely on our suppliers’ compliance reporting in order to comply with regulations applicable to our products. This is further complicated by the fact that expectations of ethical business practices continually evolve and may be substantially more demanding than applicable legal requirements.
We do not control our suppliers or their businesses, and they may not comply with our guidelines or applicable law. The products we sell are subject to regulation by the U.S. Food and Drug Administration, or the FDA, the Federal Consumer Product Safety Commission, the FTC, and similar local and international regulatory authorities from the jurisdictions in which we operate. Product safety, labeling, and licensing concerns may require us to voluntarily remove selected products from our inventory. Such recalls or voluntary removal of products can result in, among other things, lost sales, diverted resources, potential harm to our reputation, and increased customer service costs and legal expenses, which could adversely affect our results of operations. Moreover, failure of our suppliers to comply with applicable laws and regulations and contractual requirements could lead to litigation against us or cause us to seek other vendors, which could increase our costs and result in delayed delivery of our products, product shortages, or other disruptions of our operations.
Ethical business practices are also driven in part by legal developments and by groups active in publicizing and organizing public responses to perceived ethical shortcomings. In addition to evaluating the substance of companies’ practices, such groups also often scrutinize companies’ transparency as to such practices and the policies and procedures they use to ensure compliance by their suppliers and other business partners. If we do not meet the transparency standards expected by parties active in promoting ethical business practices, we may attract negative publicity, regardless of whether the actual labor and other business practices adhered to by us and our independent manufacturers are consistent with ethical business practices. Such negative publicity could harm our brand image, and adversely affect our business, financial condition, and results of operations.
Our sales and profitability may decline if product costs increase or selling prices decrease.
The sales prices for our products may be subject to change for a variety of reasons, including competitive pricing pressures, discounts, anticipation of the introduction of new products, general economic conditions, or changes in our marketing, consumer acquisition, and technology costs and, as a result, we anticipate that we will need to change our pricing model from time to time. In the past, including in connection with the COVID-19 pandemic, we have sometimes adjusted our prices in certain situations, and expect to do so from time to time in the future. Moreover, demand for our offerings is price-sensitive. Competition continues to increase in the beauty and wellness industry, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse offerings may reduce the price of offerings that compete with ours or may bundle them with other offerings. Similarly, certain competitors may use marketing strategies that enable them to acquire consumers more rapidly or at a lower cost than us, or both, and we may be unable to attract new customers or grow and retain our customer base based on our historical pricing. As we develop and introduce new brands and products, as well as integrations, capabilities, and other enhancements, we may need to, or choose to, revise our pricing. We may also face challenges setting prices for new and existing products in any new geographies into which we expand. There can be no assurance that we will not be forced to engage in price-cutting initiatives or to increase our marketing and other expenses to attract customers in response to competitive or other pressures. Any decrease in the sales prices for our products, without a corresponding decrease in costs, increase in volume or increase in revenue from our other products, would adversely affect our revenue and gross profit. We cannot assure you that we will be able to maintain our prices and gross profits at levels that will allow us to achieve and maintain profitability.

Our technology platform is at the core of our business, and any decline in demand for our technology occasioned by malfunction, inferior performance, increased competition, or otherwise, will adversely affect our business, financial condition, and results of operations.
Our proprietary technology is at the core of our business. Accordingly, market acceptance of our technology platform is critical to our success. If demand for our technology declines, the demand for the associated product sales will also decline. Demand for our technology is affected by a number of factors, many of which are beyond our control, such as marketing, continued market acceptance of beauty and wellness technologies by consumers, the timing of new brands and products, alternatives introduced by our competitors, and growth or contraction in our addressable markets. If we are unable to continue to meet consumer demand, or if our technology platform fails to compete effectively, achieve more widespread market acceptance, or meet applicable requirements, then our business, financial condition, and results of operations would be adversely affected.
If we are unable to continue to improve our AI models or if our AI models contain errors or are otherwise ineffective, our business, financial condition, and results of operations may be adversely affected.
Our PowerMatch technology and other technologies used in the commercialization of our products are based on our AI models, and our ability to attract new customers, retain existing customers, or increase sales of our products to existing customers will depend in large part on our ability to maintain a high degree of accuracy and automation in our advanced computer vision and on our other algorithms and technologies. As with many developing technologies, AI presents risks and challenges that could affect our products’ further development, adoption, use, and therefore, our business. AI algorithms may be flawed, and data sets may be insufficient, of poor quality, or contain biased information. Inappropriate or controversial data practices by data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. If the analyses that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. For example, if our AI models fail to accurately analyze facial and hair features, or any of the other components of our advanced computer vision fail, we may experience higher than forecasted returns, and our ability to attract new customers, retain existing customers, or increase sales of our products to existing customers and our business, financial condition, and results of operations may be adversely affected.
Our AI models are designed to utilize statistical, physics-based, and/or vision-based models to match users to specific products with high accuracy. However, it is possible that our AI models may prove to be less accurate than we expect, or than they have been in the past, for a variety of reasons, including inaccurate assumptions or other errors made in building or training such models, incorrect interpretations of the results of such models, and failure to timely update model assumptions and parameters. Further, the successful performance of our AI models relies on the ability to constantly review and process large amounts of data. If we are unable to attract new customers, retain existing customers, or increase sales of our products to existing customers, the amount of data reviewed and processed by our AI models will be reduced or fail to grow at a pace that will allow us to continue to maintain or improve the accuracy and efficiency of our AI models. Additionally, such models may not be able to effectively account for matters that are inherently difficult to predict or are otherwise beyond our control, such as personal preferences that may not align with AI data. Material errors or inaccuracies in such AI models could lead us to make inaccurate or sub-optimal operational or strategic decisions, which could adversely affect our business, financial condition, and results of operations.
Our proprietary AI models rely in part on the use of our customers’ data and other third-party data, and if we lose the ability to use such data, or if such data contain inaccuracies, our business could be adversely affected.
Our proprietary AI models are statistical models built using a variety of data-sets. Our AI models rely on a wide variety of data sources, including data collected from our customers and, in some cases, data collected from third parties. Such data may have restrictions on how it may be used, including, for example, restrictions on the collection, use, or other processing of data from certain jurisdictions. If we are unable to access and use data collected from our customers as part of our PowerMatch process, or other third-party data used in our AI models, or if our access to such data is limited, for example, due to new or changing laws, rules, or regulations, or policies of third parties, our ability to accurately evaluate potential transactions, detect fraud, and verify customers’ data would be compromised.
In addition, if third-party data used to train and improve our AI models is inaccurate, or access to such third-party data is limited or becomes unavailable to us, our ability to continue to improve our AI models would be adversely affected. Although we believe that there are commercially reasonable alternatives available to the third-party data we currently license, this may not always be the case, or it may be difficult or costly to migrate to other third-party data. Our use of additional or alternative third-party data would require us to enter into license agreements with third parties. In addition, integration of the third-party data used in our AI models with new third-party data may require significant work and require substantial investment of our time and resources. Any of the foregoing could negatively impact our product offerings and our relationships with our customers, impair our ability to grow our customer base, subject us to financial liabilities, and adversely affect our business, financial condition, and results of operations.
If we fail to offer high quality customer support, or we are unable to achieve or maintain a high level of customer satisfaction, demand for our products could suffer.
We believe that our future revenue growth depends, in part, on our ability to provide customers with quality service that meets or exceeds our customers’ evolving needs and expectations, and is conducive to our ability to continue to sell new products to customers. The importance of high quality customer support will increase as we expand our business. We are not always able to provide our customers with this level of service, and our customers occasionally encounter challenges in our customer support, including as a result of human error, outages, errors, or bugs in our software or third-party software. If we do not help our customers quickly resolve issues and provide effective ongoing support, or we are unable to achieve or maintain a high level of customer satisfaction, we could experience more complaints from customers, lower than expected repeat purchases, disputes and additional costs, or negative publicity, any of which could have an adverse effect on our business, financial condition, and results of operations.
We may need additional capital, and we cannot be sure that additional financing will be available on favorable terms, if at all.
Historically, we have funded our operations and capital expenditures primarily through equity issuances and cash generated from our operations. Although we currently anticipate that our available funds and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing and we may not be able to obtain such financing on favorable terms, or at all. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance, and the condition of capital markets at the time we seek financing. If we raise additional funds through the issuance of equity, equity-linked, or convertible debt securities, to fund operations, or on an opportunistic basis, those securities may have rights, preferences, or privileges senior to the rights of our Class A ordinary shares, or may require us to agree to restrictive covenants or unfavorable terms, and our existing shareholders may experience significant dilution of their ownership interests. Any debt financing we may secure in the future could involve restrictive covenants that may impose significant operating and financial restrictions on us, and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to incur indebtedness, incur liens, enter into mergers or consolidations, dispose of assets, pay dividends, make acquisitions, and make investments, loans, and advances. These restrictions may affect our ability to grow in accordance with our strategy, limit our ability to raise additional debt or equity financing to operate our business, including during economic or business downturns, and limit our ability to compete effectively or take advantage of new business opportunities. We may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements, and respond to business challenges could be significantly impaired, and our business, financial condition, and results of operations may be adversely affected.
Risks Related to Legal, Regulatory, and Tax Matters
Disputes and other legal or regulatory proceedings could adversely affect our financial results.
From time to time, we have been and may in the future become involved in litigation, other disputes, or regulatory proceedings in connection with or incidental to our business, including litigation related to intellectual property, regulatory matters, contract, advertising, and other claims. In general, claims made by us or against us in litigation, disputes, or other proceedings can be expensive and time consuming to bring or defend against and could result in settlements, injunctions, or damages that could significantly affect our business. It is not possible to predict the final resolution of the litigation, disputes, or proceedings to which we currently are or may in the future become party to. Regardless of the final resolution, such proceedings may have an adverse effect on our reputation, financial condition, and business, including by utilizing our resources and potentially diverting the attention of our management from the operation of our business. See the section titled “Business — Legal Proceedings.”
Our products are subject to U.S. federal, state, and international laws, regulations, and policies that could have an adverse effect on our business, financial condition, and results of operations.
Our business is subject to numerous laws, regulations, and policies around the world, including but not limited to, the United States, the UK, the European Union, or the EU, and Australia. Many of these laws and regulations have a high level of subjectivity, are subject to interpretation and vary significantly from market to market. These laws and regulations can have several impacts on our business, including:
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delays in or prohibitions of selling a product in one or more markets;

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limitations on our ability to import products into a market;

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delays and expenses associated with compliance, such as record keeping, documentation of the properties of certain products, labeling, and scientific substantiation;

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limitations on the labeling and marketing claims we can make regarding our products; and

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limitations on the substances that can be included in our products, resulting in product reformulations, or the recall and discontinuation of certain products that cannot be reformulated to comply with new regulations.

These events could interrupt the marketing and sale of our products, cause us to be subject to product liability claims, severely damage our brand reputation and image in the marketplace, increase the cost of our products, cause us to fail to meet customer expectations, or cause us to be unable to deliver products in sufficient quantities or sufficient quality, which could result in lost sales.
Before we can market and sell our products in certain jurisdictions, the applicable local governmental authority may require evidence of the safety of our products, which may include testing of individual ingredients at relevant levels. For example, the use of dihydroxyacetone, or DHA, as a color additive in self-tanning products must comply with the FDA regulations that impose strict limitations on impurities. Additionally, the FDA encourages testing talc and talc-containing cosmetics for the presence of asbestos. Similarly in the EU, further to an opinion of the Scientific Committee on Consumer Safety, or SCCS, DHA has been added, on July 5, 2021, to the list of restricted substances. The use of DHA is not prohibited in self-tanning products (i.e. lotion and face cream) subject to a maximum concentration of 10%. From January 26, 2022 self-tanning products containing DHA and not complying with the restrictions can no longer be placed on the EU market and from April 22, 2022 such products will no longer be allowed to remain on the EU market. Delays in or prohibition of selling our products, or the need to reformulate the ingredients used in our products, could have an adverse effect on our existing business and future growth.

For instance, in October 2021, the European Commission announced that it plans to revise the EU Cosmetics Regulation notably to be more precautionary in its approach to hazardous chemicals (potentially taking ingredient safety evaluation out of the SCCS’s hands and centralizing chemical review at the European Chemicals Agency). A revision of the EU Cosmetics Regulation (if any) may have a significant impact on the EU cosmetics industry in the long term.
Additional laws, regulations, and policies, and changes, new interpretation, or enforcement thereof, that affect our business could adversely affect our financial results. These include accounting standards, laws and regulations relating to tax matters, trade, intellectual property, data privacy and security, anti-corruption, advertising, marketing, manufacturing, distribution, customs matters, product registration, ingredients, chemicals, packaging, selective distribution, environmental, or climate change matters. Changes may require us to reformulate or discontinue certain of our products or revise our product packaging or labeling, any of which could result in, among other things, increased costs to us, delays in our product launches, product returns or recalls, and lower net revenue, and therefore could have an adverse effect on our business, financial condition, and results of operations.
Government regulation, both in the United States and internationally, of the internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could adversely affect our business, financial condition, and results of operations.
We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet and e-commerce. Existing and future regulations and laws could impede the growth of the internet, e-commerce, or mobile commerce, which could in turn adversely affect our growth. These regulations and laws may involve taxes, tariffs, intellectual property, data privacy and security, anti-spam, content protection, electronic contracts and communications, consumer protection, and internet neutrality. It is not clear how existing laws governing issues such as property ownership, sales, and other taxes and consumer privacy apply to the internet as the vast majority of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the internet or e-commerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business, and proceedings or actions against us by governmental entities, consumers, suppliers, or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our website by consumers, and may result in the imposition of monetary liabilities. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of our own non-compliance with any such laws or regulations. As a result, adverse developments with respect to these laws and regulations could adversely affect our business, financial condition, and results of operations.
As the regulatory framework for AI technology evolves, our business, financial condition, and results of operations may be adversely affected.
Our business relies on AI and automated decision making to improve our services and tailor our interactions with our customers. However, in recent years, use of these methods has come under increased regulatory scrutiny, and the regulatory framework for AI technology is evolving and remains uncertain. It is possible that new laws and regulations will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in new ways, that would affect the operation of our e-commerce business and the way in which we can use AI technology. Specifically, such laws and regulations may limit our ability to use our AI models or require us to make changes to our operations that may decrease our operational efficiency, result in an increase to operating costs, or hinder our ability to improve our services. Further, the cost to comply with such laws, rules, or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition, and results of operations.

Any failure or perceived failure by us to comply with AI technology-related laws, rules, and regulations could result in proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity, and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.
We could be subject to changes in our tax rates, the enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or other changes in tax legislation or policies which could adversely affect our business, financial condition, and results of operations.
Corporate tax reform, base-erosion efforts, and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny, and tax reform legislation is being proposed or enacted in a number of jurisdictions.
In 2015, the Organization for Economic Co-operation and Development, or the OECD, released various reports under its Base Erosion and Profit Shifting, or BEPS, action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules, and nexus-based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope, including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances, and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations — for example, by signing the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS, or the MLI, which currently has been signed by over 85 jurisdictions, including Israel, which signed the MLI on September 13, 2018. The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit,” or LOB, rule and a “principle purposes test,” or PPT, rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. There are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation of BEPS. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our tax liability, financial condition, and results of operations, and could increase our administrative expenses.
Changes in tax treatment of companies engaged in e-commerce may adversely affect the commercial use of our sites and our financial results.
Due to the global nature of the Internet, it is possible that various states or foreign countries might attempt to impose additional or new regulation on our business or levy additional or new sales, income, or other taxes relating to our activities. Tax authorities at the international, federal, state, and local levels are currently reviewing the appropriate treatment of companies engaged in e-commerce and digital services. New or revised international, federal, state, or local tax regulations or court decisions may subject us or our customers to additional sales, income, and other taxes. For example, on June 21, 2018, the United States Supreme Court rendered a 5-4 majority decision in South Dakota v. Wayfair Inc., 17-494 where the Court held, among other things, that a state may require an out-of-state seller with no physical presence in the state to collect and remit sales taxes on goods the seller ships to consumers in the state, overturning existing court precedent. Other new or revised taxes and, in particular, digital taxes, sales taxes, VAT, and similar taxes could increase the cost of doing business online and decrease the attractiveness of selling products over the Internet. New taxes and rulings could also create significant increases in internal costs necessary to capture data and collect and remit taxes. Any of these events could have an adverse effect on our business, financial condition, and operating results.
As a result of our plans to expand our business operations, including to jurisdictions in which tax laws may not be favorable, our tax obligations may change or fluctuate, become significantly more complex, or become subject to greater risk of examination by taxing authorities, any of which could adversely affect our after-tax profitability and financial results.
We operate currently in several jurisdictions in addition to Israel, including the United States. In the event that our business expands to additional jurisdictions, our effective tax rates may fluctuate widely in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under U.S. GAAP, changes in deferred tax assets and liabilities, or changes in tax laws. Factors that could materially affect our future effective tax rates include, but are not limited to: (a) changes in tax laws or the regulatory environment, (b) changes in accounting and tax standards or practices, (c) changes in the composition of operating income by tax jurisdiction, (d) the imposition of, or changes in laws regarding, indirect taxes such as digital tax, sales tax, and VAT and (e) pre-tax operating results of our business.
Outcomes from audits or examinations by taxing authorities could have an adverse effect on our after-tax profitability and financial condition. Additionally, the Israel Tax Authority and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing, or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.
Our after-tax profitability and financial results may also be adversely affected by changes in relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions, and interpretations thereof, in each case, possibly with retroactive effect.
Government regulations relating to the marketing and advertising of our products may restrict, inhibit, or delay our ability to sell our products and harm our business.
A variety of federal, state, and foreign government authorities regulate the advertising and promotion of our products, including the marketing claims we can make regarding their properties and benefits. In the United States, the FDA regulates cosmetic products, including marketing claims. While the FDA does not require cosmetic products and labeling to undergo pre-market approval and the FDA does not have a list of approved or accepted claims, cosmetic labeling and claims must be truthful and not misleading. In addition, a cosmetic product may not be marketed with claims regarding the treatment or prevention of diseases or conditions or an effect on the structure or function of the body, which would cause such products to meet the definition of a drug and be subject to the requirements applicable to drug products. Similar requirements apply in foreign jurisdictions, including in the EU. The FDA has issued warning letters to cosmetic companies alleging improper drug claims regarding their cosmetic products, including, for example, product claims regarding hair growth or preventing hair loss. There is a degree of subjectivity in determining whether a labeling or marketing claim is appropriate under these standards. While we believe our product claims are truthful, not misleading, and would not cause our products to be regulated as drugs, there is always a risk that the FDA or foreign regulatory authorities may determine otherwise, send us a warning letter or untitled letter, require us to modify our product claims, or take other enforcement action. Any inquiry into the regulatory status of our cosmetics and any related interruption in the marketing and sale of these products could damage our reputation and image in the marketplace.
Other U.S. regulatory authorities, such as the FTC and state consumer protection agencies, also govern our products and typically require adequate and reliable scientific substantiation to support any marketing claims. This standard for substantiation is subject to interpretation and can vary widely from market to market, and there is no assurance that the research and development efforts that we undertake to support our claims will be deemed adequate for any particular product or claim. The FTC also has specialized requirements for certain types of claims. For example, the FTC’s “Green Guides” regulate how “free-of,” “non-toxic,” and similar claims must be framed and substantiated. It is possible that the FTC could interpret the Green Guides in a manner that does not allow some of our claims or that requires additional substantiation to make them. The FTC also has issued Guides Concerning the Use of Endorsements and Testimonials in Advertising, or the Endorsement Guides, under which product testimonials must come from “bona fide” users of a product and otherwise reflect the honest opinions, beliefs, or experience of the endorser. Additionally, companies must disclose material connections between themselves and their endorsers and are subject to liability for false or unsubstantiated statements regarding its products made by endorsers including, for example, marketing atypical results of using a product. The FTC actively investigates online product reviews and may bring enforcement actions against a company for failure to comply with applicable requirements for testimonials. Our brand ambassadors may participate in our product launches, take part in media days promoting our products, create product tutorials, and post online reviews of our products, including “before and after” photos. If we or our brand ambassadors fail to comply with the Endorsement Guides or make improper product claims, the FTC could bring an enforcement action against us and we could be fined and/or forced to alter our marketing materials.
Moreover, consumer protection laws and regulations governing our business continue to expand. In some states such as California, class-action lawsuits may be based on similar standards regarding false and misleading advertising and other increasingly novel theories of liability. In addition, plaintiffs’ lawyers have filed class action or false advertising lawsuits against cosmetic companies based on their marketing claims. Federal and state consumer protection agencies are expected to continue their active enforcement of applicable laws and regulations. Any inquiry into the regulatory status of our products and any related interruption in the marketing and sales of these products could damage our reputation and image in the marketplace, which could adversely affect our business, financial condition and results of operations.
If our products are not manufactured in compliance with applicable regulations, do not meet quality standards, or otherwise result in adverse health effects in customers, it could result in reputational harm, remedial costs, or regulatory enforcement.
In the United States, the FDA has not promulgated regulations governing Good Manufacturing Practices, or GMPs for cosmetics. However, adherence to recommended GMPs can reduce the risk that FDA finds such products have been rendered adulterated or misbranded in violation of applicable law. The FDA’s draft guidance on cosmetic GMPs, most recently updated in June 2013, provides recommendations related to process documentation, recordkeeping, building and facility design, equipment maintenance, and personnel. The FDA also recommends that manufacturers maintain product complaint and recall files and voluntarily report adverse events to the agency. In Europe, cosmetic products must be manufactured in compliance with GMP requirements. Details on compliance with GMP must be included in the Product Information File, or PIF, of the cosmetic product. Compliance with GMP is presumed where the manufacture complies with the relevant harmonized standards, which is ISO 22716:2007 for cosmetic products.
We rely on third parties to manufacture our products in compliance with quality standards, including the cosmetic GMP guidelines in the FDA’s draft guidance and similar foreign requirements. Compliance with these standards can increase the cost of manufacturing our products as we work with our vendors to assure they are qualified and in compliance. If we or our suppliers fail to comply with these standards, it could lead to customer complaints, adverse events, product withdrawal or recall, or increase the likelihood that our products are rendered adulterated or misbranded, any of which could result in negative publicity, remedial costs, or regulatory enforcement that could impact our ability to continue selling certain products, and may harm our brands. Problems associated with product recalls could be exacerbated due to the global nature of our business because a recall in one jurisdiction could lead to recalls in other jurisdictions. Recalls of this sort could adversely affect our business, financial condition, and results of operations.
Government reviews, inquiries, investigations, and actions could harm our business.
As we operate in various locations around the world, our operations are subject to governmental scrutiny and may be adversely impacted by the results of such scrutiny. The regulatory environment with regard to our business is evolving, and government officials often exercise broad discretion in deciding how to interpret and apply applicable regulations. From time to time, we may receive formal and informal inquiries from various government regulatory authorities, as well as self-regulatory organizations, about our business and compliance with local laws, regulations, or standards. Any determination that our operations or activities, or the activities of our employees, are not in compliance with existing laws, regulations, or standards could negatively impact us in a number of ways, including the imposition of substantial fines, civil and criminal penalties, interruptions of business, loss of supplier, vendor, or other third-party relationships, termination of necessary licenses and permits, modification of business practices and compliance programs, equitable remedies, including disgorgement, injunctive relief, and other sanctions or similar results, all of which could adversely our business, financial condition, and results of operations. Even if these reviews, inquiries, investigations, and actions do not result in any adverse determinations, they could create negative publicity, which could harm our business and give rise to third-party litigation or action.
If our products are found to be or are perceived to be defective or unsafe, we may be subject to various product liability claims, which could harm our reputation and business.
Our success depends, in part, on the quality and safety of our products. Any loss of confidence on the part of customers in our products or the ingredients used in our products, whether related to product contamination or product safety or quality failures, actual or perceived, environmental impacts, or inclusion of prohibited ingredients, or ingredients that are perceived to be “toxic,” could tarnish the image of our brand and could cause customers to choose other products. In addition, if our products are found to be defective or unsafe, or otherwise fail to meet our customers’ expectations or if our product claims are found to be unfair or deceptive, we may need to recall some of our products and/or become subject to regulatory action, our relationships with customers could suffer, the appeal of one or more of our products could be diminished, and we could lose sales, any of which could result in an adverse effect on our business. For example, we have historically received complaints regarding our products, including complaints alleging adverse side effects. We conduct testing of our products and, based on these tests, do not believe that there are any issues with our formulas linked to any widespread adverse effects. However, regardless of their merit, these or future complaints could have a negative impact on the reputation of our products and our brands, cause us to recall or stop selling our products, or lead to increased scrutiny or enforcement action from regulatory authorities, any of which could adversely affect our business, financial condition, and results of operations.
We may be subject to product liability claims, including that our products fail to meet quality or manufacturing specifications, contain contaminants, include inadequate instructions as to their proper use, include inadequate warnings concerning side effects and interactions with other substances or for persons with health conditions or allergies, or cause adverse reactions or side effects. Product liability claims could increase our costs, and adversely affect our business and financial results. As we continue to offer an increasing number of new products through large product offerings our product liability risk may increase.
We maintain product liability insurance and continue to periodically evaluate whether we can and should obtain higher product liability insurance. Based upon our current approach to product liability risk management, if any of our products are found to cause any injury or damage or we become subject to product liability claims, we will be subject to the full amount of liability associated with any injuries or damages.
We are subject to periodic claims and litigation that could result in unexpected expenses and could ultimately be resolved against us.
From time to time, we may be involved in litigation and other proceedings, including matters related to commercial disputes, product liability, intellectual property, data privacy and security, trade, customs laws and regulations, employment, regulatory compliance, and other claims related to our business. See the section titled “Business — Legal Proceedings” for additional information. An unfavorable outcome of any particular proceeding could exceed the limits of our insurance policies, or our insurance carriers may decline to fund such final settlements or judgments or all or part of the legal costs associated with the proceeding, which could have an adverse impact on our business, financial condition, and results of operations. In addition, any such proceeding could negatively impact our brands and our reputation.
Our employees, customers, suppliers, and other business partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
We are exposed to the risk that our employees, customers, suppliers, and other business partners may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless, or negligent conduct or disclosure of unauthorized activities to us that violate: (i) the rules of the applicable regulatory bodies; (ii) manufacturing standards; (iii) data privacy, security, and intellectual property laws, rules, or regulations or other similar non-U.S. laws, rules, or regulations; or (iv) laws that require the true, complete, and accurate reporting of financial information or data. These laws may impact, among other things, future sales, marketing, and education programs.
It is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal, and administrative penalties, additional integrity reporting, and oversight obligations. Whether or not we are successful in defending against any such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending.
Our failure to comply with the anti-corruption, trade compliance, anti-money laundering, and terror finance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could adversely affect our reputation and results of operations.
We must comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the FCPA, the Bribery Act, and Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 5737-1977, and the Israeli Prohibition on Money Laundering Law, 5760-2000, collectively, the Israeli Anti-Corruption Laws, as well as the laws of the countries where we do business. These laws and regulations apply to companies, individual directors, officers, employees, and agents acting on our behalf. Where they apply, the FCPA, the Bribery Act, and the Israeli Anti-Corruption Laws prohibit us and our officers, directors, employees, and business partners acting on our behalf, including joint venture partners and agents, from corruptly offering, promising, authorizing, or providing anything of value to public officials for the purposes of influencing official decisions or obtaining or retaining business or a business advantage or otherwise obtaining favorable treatment. The Bribery Act also prohibits non-governmental “commercial” bribery and accepting bribes. As part of our business, we may deal with governments and state-owned business enterprises, the employees and representatives of which may be considered public officials for purposes of anti-corruption laws, including the FCPA, the Bribery Act, and the Israeli Anti-Corruption Laws. We also are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and agents into contact with public officials responsible for issuing or renewing permits, licenses, or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption.
Our business also must be conducted in compliance with applicable economic and financial sanctions, trade embargoes, and export controls, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the State of Israel, the EU, Her Majesty’s Treasury of the United Kingdom, and other relevant sanctions and export control authorities.

Our global operations expose us to the risk of violating, or being accused of violating, anti-corruption laws, anti-money laundering laws, economic and financial sanctions, trade embargoes, and export controls. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions, and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations may result in significant diversion of management’s attention and resources and significant defense costs and other professional fees.
U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We are in the process of developing internal controls, policies, procedures, and training to ensure compliance by us and our directors, officers, employees, representatives, consultants, and agents with the FCPA, the Israeli Anti-Corruption Laws, the Bribery Act, and other applicable anti-corruption laws. Despite our compliance efforts and activities we cannot assure that our controls, policies, and procedures, even if enhanced, have been or will be followed at all times or effectively detect and prevent all violations of the applicable laws and every instance of economic and financial sanctions, anti-money laundering laws, fraud, bribery, or corruption. A violation of these applicable laws could adversely affect our business, prospects, financial condition, and results of operations.
Our ability to source and distribute our products profitably or at all could be harmed if new trade restrictions are imposed or existing trade restrictions become more burdensome.
The majority of our products are currently manufactured outside of the United States. The United States and the countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty, or tariff levels. Countries impose, modify, and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. The U.S. Government has recently taken steps to address allegations of forced labor in the Xinjiang Uyghur Autonomous Region of China, or the XUAR, including issuing a number of specific Withhold Release Orders (which ban imports from certain entities or certain categories of ties into the United States) and implementing the Uyghur Forced Labor Prevention Act, or the UFLPA, which creates a rebuttable presumption banning imports into the United States of items “mined, produced, or manufactured wholly or in part” in the XUAR, as well as additional presumptive bans that will be announced later this year. Although we do not knowingly import items from the XUAR, we have a limited number of suppliers based in China, and we do not know what additional items or suppliers may be subject to the presumptive ban in the future. Trade restrictions, including tariffs, quotas, export controls, trade sanctions, embargoes, safeguards, and customs restrictions, could increase the cost or reduce the supply of products available to us or may require us to modify our supply chain organization or other current business practices, any of which could adversely affect our business, financial condition, and results of operations.
Existing and potential tariffs imposed by the U.S. government or a global trade war could increase the cost of our products, which could have an adverse effect on our business, financial condition, and results of operations.
The U.S. government has in recent years imposed increased tariffs on imports from certain foreign countries, and any imposition of additional tariffs by the United States could result in the adoption of tariffs by other countries, leading to a global trade war. While the U.S. government’s recent tariffs on certain imports from China only affect a small portion of our production, any such future tariffs by the United States or other countries could have a significant impact on our business. While we may attempt to renegotiate prices with suppliers or diversify our supply chain in response to tariffs, such efforts may not yield immediate results or may be ineffective. We might also consider increasing prices to the customer; however, this could reduce the competitiveness of our products and adversely affect our net revenue. If we fail to manage these dynamics successfully, gross margins and profitability could be adversely affected. As of the date of this prospectus, tariffs have not had a material impact on our business, but increased tariffs or trade restrictions implemented by the United States or other countries in connection with a global trade war could have an adverse effect on our business, financial condition, and results of operations.
We are not, and do not intend to become, regulated as an “investment company” under the Investment Company Act of 1940, as amended, or the Investment Company Act, and if we were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have an adverse effect on our business.
An entity generally will be deemed to be an “investment company” for purposes of the Investment Company Act if:
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it is an “orthodox” investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; or

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it is an inadvertent investment company because, absent an applicable exemption, (i) it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, or (ii) it owns or proposes to acquire investment securities having a value exceeding 45% of the value of its total assets (exclusive of U.S. government securities and cash items) and/or more than 45% of its income is derived from investment securities on a consolidated basis with its wholly owned subsidiaries.

We are engaged primarily in the business of providing consumers with beauty and wellness products utilizing our PowerMatch technology. We hold ourselves out as a beauty and wellness company and do not propose to engage primarily in the business of investing, reinvesting, or trading in securities. Accordingly, we do not believe that we are, or following this offering will be, an “orthodox” investment company as defined in Section 3(a)(1)(A) of the Investment Company Act and described in the first bullet point above. Furthermore, we believe that on a consolidated basis less than 45% of our total assets (exclusive of U.S. government securities and cash items) are composed of, and less than 45% of our income is derived from, assets that could be considered investment securities. Accordingly, we do not believe that we are, or following this offering will be, an inadvertent investment company by virtue of the 45% tests in Rule 3a-1 of the Investment Company Act as described in the second bullet point above. In addition, we believe that we are not an investment company under Section 3(b)(1) of the Investment Company Act because we are primarily engaged in a noninvestment company business.
The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options, and impose certain governance requirements. We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act or otherwise conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act. In order to ensure that we are not deemed to be an investment company, we may be limited in the assets that we may continue to own and, further, may need to dispose of or acquire certain assets at such times or on such terms as may be less favorable to us than in the absence of such requirement. In particular, as is common in Israel, much of our marketable securities and some of our cash is held in the form of time-based depositary accounts, which may be considered securities under the Investment Company Act, and we could be required to invest our cash into accounts that yield a lower return in order to avoid becoming an investment company. If anything were to happen which would cause us to be deemed to be an investment company under the Investment Company Act, the requirements imposed by the Investment Company Act could make it impractical for us to continue our business as currently conducted, which would materially adversely affect our business, financial condition, and results of operations. In addition, if we were to become inadvertently subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.
As of December 31, 2021, we had net operating loss carryforwards of $      million, which may be utilized against future income taxes. Limitations imposed by the applicable jurisdictions on our ability to utilize net operating loss carryforwards, including with respect to the net operating loss carryforwards of companies that we may acquire in the future, could cause income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause such net operating loss carryforwards to expire unused, in each case reducing or eliminating the benefit of such net operating loss carryforwards. Furthermore, we may not be able to generate sufficient taxable income to utilize our net operating loss carryforwards before they expire. If any of these events occur, we may not derive some or all of the expected benefits from our net operating loss carryforwards. Also, any available net operating loss carryforwards would have value only to the extent there is income in the future against which such net operating loss carryforwards may be offset. For these reasons, we may not be able to realize a tax benefit from the use of our net operating loss carryforwards. We have recorded a full valuation allowance related to our carryforwards due to the uncertainty of the ultimate realization of the future benefits of those assets.
Existing U.S. federal and state consumer protection laws could impact our advertising and marketing practices and the sale of our products, and potentially subject us to regulatory enforcement or private litigation.
The manufacturing, processing, formulating, packaging, labeling, distributing, selling and advertising of our products are subject to regulation by one or more federal agencies. In particular, the advertising of cosmetics is subject to regulation by the FTC under the Federal Trade Commission Act, or the FTC Act. Section 5 of the FTC Act prohibits unfair methods of competition and unfair or deceptive trade acts or practices in or affecting commerce. Section 12 of the FTC Act provides that the dissemination or the causing to be disseminated of any false advertising pertaining to drugs, foods, devices, services, or cosmetics, is an unfair or deceptive act or practice. Under the FTC’s Substantiation Doctrine, an advertiser is required to have a “reasonable basis” for all objective product claims before the claims are made. U.S. State consumer protection laws modeled after the FTC Act impose similar requirements on our business. As such, we are required to have adequate substantiation of all material advertising claims made for our products. Failure to adequately substantiate claims may be considered either deceptive or unfair practices.
In addition, we are subject to review by self-regulatory organizations, such as the Council of Better Business Bureaus’ National Advertising Division, or NAD. NAD monitors national advertising in all media, enforces high standards of truth and accuracy, and resolves disputes to build consumer trust and support fair competition. NAD reviews advertising based on challenges from businesses, complaints from consumers, or on its own initiative covering a wide variety of both industries and issues. If our advertising claims are challenged before the NAD, we would incur costs associated with responding to the challenge and could be required to modify our claims which could have a negative impact on our business.
Our brand also may be negatively impacted due to real, alleged or perceived quality issues or if consumers perceive us as being irresponsible or untruthful in our marketing and advertising, even if such perceptions are not accurate. The growing use of social and digital media by consumers increases the speed and extent that information and opinions can be shared. Negative posts or comments about us or our brands or products on social or digital media could damage our brand and reputation. If we fail to maintain the favorable perception of our brand, our business, financial condition and results of operations could be negatively impacted.
We are also subject to certain federal and state laws that apply to automatically renewing subscription services. Our subscriptions automatically renew unless the subscriber cancels the subscription before the end of the current period, and we often provide free or discounted trial periods to customers. The Federal Restore Online Shoppers’ Confidence Act, or ROSCA, and state law analogues require companies to adhere to enhanced disclosure and cancellation requirements when entering into automatically renewing contracts with subscription customers. Regulators and private plaintiffs have brought enforcement and litigation actions against companies, challenging automatic renewal and subscription programs. If we fail to comply with ROSCA and its state law analogues, we could incur substantial legal fees and costs and reputational harm. In addition, compliance and remediation efforts can be costly.
Although we believe that we will be in compliance with applicable laws and regulations, there can be no assurance that, should the FTC or state attorneys general amend their guidelines or impose more stringent interpretations of current laws or regulations, we would be able to comply with these new guidelines. Furthermore, we are unable to predict the nature of such future laws, regulations, interpretations or applications, nor can we predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future.
Risks Related to Data Privacy and Security, Information Technology, and Intellectual Property
Changes in data privacy and security laws, rules, regulations, and standards, including laws, rules, and regulations governing our collection, use, disclosure, retention, transfer, storage, and other processing of personal information, including payment card data, and our actual or perceived failure to comply with such obligations may have an adverse effect on our business, financial condition, and results of operations.
We are subject to federal, state, and international laws, rules, and regulations relating to the collection, use, disclosure, retention, security, transfer, storage, and other processing of personal information and consumer information, including payment card data. The regulatory framework worldwide for data privacy and security issues, particularly as they relate to the use of data in AI is rapidly evolving and, as a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. For instance, in the EU a proposal for a regulation setting forth harmonized rules on AI is currently being evaluated. If adopted, this new regulation may require us to modify our practices and incur substantial compliance-related costs and expenses. Although we publicly post documentation regarding our practices concerning the use, disclosure, and other processing of data, and we strive to comply with such policies and all applicable laws, rules, regulations, standards, and other legal and contractual obligations, we may at times fail to do so or be perceived to have failed to do so. Our publication of our privacy policy and other statements we publish that provide promises and assurances about data privacy and security can subject us to potential federal, state, local, or foreign action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. In addition, data privacy and security laws, rules, regulations, standards, and obligations are changing, have differing interpretations, and may be inconsistent between jurisdictions or conflict with other requirements or legal obligations. Any actual or perceived failure by us, our suppliers, or other parties with whom we do business, to comply with this documentation or with other federal, state, local, or foreign laws, rules, and regulations could result in proceedings against us by governmental entities or others. In many jurisdictions, enforcement actions and consequences for noncompliance are rising, which could damage our reputation, cause our customers to lose trust in us, cause us to cease or change our processing of data, and increase our exposure to liability, any of which could have an adverse effect on our business, financial condition, or results of operations. Additionally, if any third parties we work with violate applicable laws or our policies, such violations also may put personal information at risk and expose us to potential liability and reputational harm. Further, public scrutiny of, or complaints about, technology companies or their data processing or protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities. Any of the foregoing could have an adverse effect on our business, financial condition, or results of operations.
In the United States, there are numerous federal and state data privacy and security laws, rules, and regulations governing the collection, use, disclosure, retention, security, transfer, storage, and other processing of personal information, including federal and state data privacy laws, data breach notification laws, and consumer protection laws. For example, the FTC and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. Such standards require us to publish statements that describe how we handle personal data and choices individuals may have about the way we handle their personal data. If such information that we publish is considered untrue or inaccurate, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Moreover, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal data secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. State consumer protection laws provide similar causes of action for unfair or deceptive practices. In addition, privacy advocates and industry groups have regularly proposed and sometimes approved, and may propose and approve in the future, self-regulatory standards with which we must legally comply or that contractually apply to us. If we fail to follow applicable security standards even if no consumer information is compromised, we may incur significant fines or experience a significant increase in costs or reputational damage.
Further, U.S. laws in this area are complex and developing rapidly. At the federal level, the United States Congress is also considering various proposals for comprehensive federal data privacy legislation and, while no comprehensive federal data privacy law currently exists, we are subject to applicable existing federal laws and regulations. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, and data breaches. Laws in all 50 states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly.
For example, the California Consumer Privacy Act, or the CCPA, which became effective in January 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined and may include any of our current or future employees who may be California residents) and provide such residents new ways to opt-out of certain sales of personal information. The law also prohibits covered companies from discriminating against California residents (for example, charging more for services) for exercising any of their CCPA rights. The CCPA provides for severe civil penalties for violations as well as a private right of action for data breaches that result in the loss of personal information that is expected to increase data breach litigation. Further, in November 2020, California voters passed the California Privacy Rights Act, or the CPRA. The CPRA, which is expected to take effect in most material respects on January 1, 2023, significantly expands the CCPA, including by introducing additional obligations on covered companies, such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and creates a new entity, the California Privacy Protection Agency, to implement and enforce the law. The CCPA and CPRA may increase our compliance costs and potential liability.
Other jurisdictions in the United States have already passed or are considering laws similar to the CCPA, with potentially greater penalties and more rigorous compliance requirements relevant to our business. For example, in March 2021, the Governor of Virginia signed into law the Virginia Consumer Data Protection Act, or the VCDPA. The VCDPA creates consumer rights, similar to the CCPA, but also imposes security and assessment requirements for businesses. Further, under the VCDPA, Virginia residents will have the right to opt out of the sale of their personal data, as well as the right to opt out of the processing of their personal data for targeted advertising. The VCDPA will require us to incur additional costs and expenses in an effort to comply with it before it becomes effective on January 1, 2023. In addition, in June 2021, Colorado enacted the Colorado Privacy Act, or the COCPA, becoming the third comprehensive consumer privacy law to be passed in the United States (after the CCPA and VCDPA). The COCPA, which becomes effective on July 1, 2023, closely resembles the VCDPA, and will be enforced by the respective states’ Attorney General and district attorneys. Although the two differ in many ways, once they become enforceable in 2023 we must comply with each if our operations fall within the scope of these newly enacted comprehensive mandates. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States, and the enactment of such laws could have potentially conflicting requirements that would make compliance challenging. These state statutes and other similar state or federal laws may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses.
Further, we currently accept payments using a variety of methods, including credit card, debit card, Amazon Pay, PayPal, and Alternative Payment Models, or APM. We are subject to the Payment Card Industry Data Security Standard, or PCI Standard, issued by the Payment Card Industry Security Standards Council, with respect to payment card information. The PCI Standard contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing, and transmission of cardholder data. Compliance with the PCI Standard and implementing related procedures, technology, and information security measures requires significant resources and ongoing attention. Our compliance with the PCI Standard is handled by our third-party payment processors since most of our customer payment information is not stored in our systems. However, we are subject to the risk of changes to or disruption in this provider’s service. We have in the past and may in the future, experience problems and interruptions associated with the implementation of new or upgraded systems and technology, such as those necessary to achieve compliance with the PCI Standard or with maintenance or adequate support of existing systems that may also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our payment-related systems could have a material adverse effect on our business, financial condition, and results of operations. If there are amendments to the PCI Standard, the cost of re-compliance could also be substantial and we may suffer loss of critical data and interruptions or delays in our operations as a result. Additionally, despite our compliance efforts, we may become subject to claims that we have violated the PCI Standard, based on past, present, and future business practices, which could have an adverse impact on our business and reputation.
In addition, as we offer new payment options (such as to customers), we may be subject to additional regulations, compliance requirements, fraud, and other risks. Furthermore, as our business changes, we may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach or other security incident occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card payments from customers or facilitate other types of online payments. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could compromise or breach the algorithms that we use to protect our customers’ transaction data.
We also occasionally receive orders placed with fraudulent data and we may ultimately be held liable for the unauthorized use of a cardholder’s card number in an illegal activity and be required by card issuers to pay charge-back fees. Charge-backs result not only in our loss of fees earned with respect to the payment, but also leave us liable for the underlying money transfer amount. If our charge-back rate becomes excessive, card associations also may require us to pay fines or refuse to process our transactions. In addition, we may be subject to additional fraud risk if third-party service providers or our employees fraudulently use consumer information for their own gain or facilitate the fraudulent use of such information. Overall, we may have little recourse if we process a criminally fraudulent transaction.
Internationally, virtually every jurisdiction in which we operate has established its own data privacy and security legal framework with which we must comply, including but not limited to the European Economic Area, or the EEA, the UK, and Israel. In the EU, the General Data Protection Regulation, or GDPR, went into effect in May 2018. The GDPR has far-reaching extraterritorial effect so that it applies to, amongst others, any business, regardless of its location, that processes personal data of an EEA resident in relation to offering goods or services to such EEA resident. The EEA’s data protection landscape is evolving, resulting in possible significant operational costs for internal compliance and risks to our business. Recent legal developments in the EEA have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States and other so-called third countries outside the EEA. While we have taken steps to mitigate the impact on us, such as implementing the European Commission’s standard contractual clauses, or the SCCs, the efficacy and longevity of these mechanisms remains uncertain. On July 16, 2020, the Court of Justice of the EU, or the CJEU, invalidated the EU-U.S. Privacy Shield Framework, or the Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the SCCs, it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Accordingly, use of the SCCs must now be assessed on a case-by-case basis, taking into account the legal regime applicable in the destination country, in particular, applicable surveillance laws and rights of individuals, and additional technical and organizational measures and/or contractual provisions may need to be put in place. However, the nature of these additional measures is currently uncertain in part as respective guidance of the supervisory authorities leaves room for interpretation. The CJEU went on to state that if a competent supervisory authority believes that the SCCs cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. Moreover, the European Commission released an implementation decision for a new set of SCCs on June 7, 2021, which required us to use new SCCs as of September 27, 2021 and replace existing SCCs by December 27, 2022. The revised SCCs apply only to the transfer of personal data outside of the EEA and not the UK; the UK’s Information Commissioner’s Office launched a public consultation on its draft revised data transfers mechanisms in August 2021.
These recent developments may require us to review and amend the legal mechanisms by which we transfer personal data from the EEA and the UK. Other countries have also passed or are considering passing laws requiring local data residency or restricting the internal transfer of data. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints or regulatory investigations, inquiries, or fines, or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our products, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition, and results of operations.
In addition, the GDPR and the UK’s General Data Protection Regulation, or the UK GDPR, impose robust obligations on controllers and processors for the collection, control, use, sharing, disclosure, and other processing of data relating to an identified or identifiable living individual (personal data) and contain documentation and accountability requirements for data protection compliance. These laws require detailed and transparent disclosures about how personal data is collected and processed, grant rights for data subjects to access, delete, or object to the processing of their data, provide for a mandatory breach notification to supervisory authorities (and in certain cases, affected individuals) of certain data breaches, set limitations on the retention of information, and outline significant documentary requirements to demonstrate compliance through policies, procedures, training, and audits. Failure to comply with these obligations can result in significant fines and other liability under applicable law. In particular, under the GDPR, fines of up to EUR 20 million (or GBP 17.5 million under the UK GDPR) or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.
The withdrawal of the UK from the EU also has created uncertainty with regard to the regulation of data protection in the UK. Since January 1 2021, when the transitional period following Brexit expired, we have been required to comply with the GDPR as well as the UK GDPR (combining the GDPR and the UK’s Data Protection Act of 2018), which exposes us to two parallel regimes, each of which authorizes similar fines and may subject us to increased compliance risk based on differing, and potentially inconsistent or conflicting, interpretation and enforcement by regulators and authorities (particularly, if the laws are amended in the future in divergent ways). With respect to transfers of personal data from the EEA, on June 28, 2021, the European Commission issued an adequacy decision in respect of the UK’s data protection framework, enabling data transfers from the member states of the EU, to the UK to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While it is intended to last for at least four years, the European Commission may unilaterally revoke the adequacy decision at any point, and if this occurs, it could lead to additional costs and increase our overall risk exposure.

In addition to the GDPR and UK GDPR, the European Commission also has another draft regulation in the approval process that focuses on electronic communications. The proposed legislation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive (2002/58/EC). Originally planned to be adopted and implemented at the same time as the GDPR, the EU’s Council finalized its draft of the ePrivacy Regulation on February 10, 2021. As the regulation undergoes review in the EU’s Parliament, we may need to spend additional time and effort addressing its additional data privacy requirements. The ePrivacy Regulation includes enhanced consent requirements in order to use communications content and communications metadata, which may negatively impact sales of our products. Under the existing rules in the ePrivacy Directive, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the ePrivacy Regulation is still under negotiation, recent European court decisions, regulators’ guidance and enforcement action, and civil proceedings brought by individuals are driving increased attention to cookies and tracking technologies. This could require significant systems changes, limit the effectiveness of our fraud detection capabilities, divert the attention of our technology personnel, adversely affect our margins, increase costs, and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target individuals, may lead to broader restrictions and impairments on our marketing and personalization activities, may negatively impact our efforts to understand consumers, and, as a result of us being able to process less data, make our AI process less accurate.
In addition, we are also subject to the Israeli Privacy Protection Law, 5741-1981, or the PPL, and its regulations, including the Israeli Privacy Protection Regulations (Data Security), 5777-2017, or the Data Security Regulations, which came into effect in Israel in May 2018 and impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed, and secured, as well as the guidelines of the Israeli Privacy Protection Authority. In this respect, the Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager), and other technical and organizational security measures. Failure to comply with the PPL, its regulations, and guidelines issued by the Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions), and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the PPL, as the Authority has done in the past with respect to dozens of Israeli companies in various business sectors. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority that reveals certain irregularities with respect to our compliance with the PPL, in addition to our exposure to administrative fines, civil claims (including class actions), and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.
In Israel, the Privacy Protection Regulations (Transfer of Information to Databases Outside State Borders), 5761-2001, or the Israel Transfer Regulations, require the data exporter, after ensuring that the transfer abroad is permitted pursuant to the legal bases for transfer abroad as provided in the Israel Transfer Regulations, to obtain from the data importer an undertaking to take sufficient measures in order to protect the personal data and not to transfer data to any third party. We have not fully complied with the foregoing regulations with regard to the prohibition of transfer by the data importer to third-parties, and, while enforcement of a failure to comply with these restrictions has so far been very limited (as it also depends on the scope of the alleged violation), the enforcement standards and practices regarding this issue may change in the future. Additionally, any change in the way we share and store data collected in Israel may lead to additional or different obligations.
Additionally, the Standing Committee of the National People’s Congress of the People’s Republic of China, or the PRC, issued a draft Personal Information Protection Law, or the PIPL, for public comment on October 21, 2020, which went into effect on November 1, 2021. The PIPL imposes various controls and restrictions on entities and individuals that decide the purpose, methods, and such other matters of personal information processing, similar to the GDPR and CCPA. The enforcement of the PIPL could increase our potential liability and adversely affect our business, financial condition, and results of operations. In particular, the PIPL aligns the jurisdictional reach and application scope with those under the GDPR, enhances enforcement powers, and increases maximum penalties to CNY 50 million or 5% of the annual revenue of entities that process personal data. The PIPL also sets out personal information localization requirements, along with rules regarding the transfer of personal information outside of the PRC, which may require assessment and/or approval by the PRC Cyberspace Administration, certification by professional institutions, or supervision of and execution of contracts with overseas recipients.
Complying with the CCPA, CPRA, VCPDA, COCPA, GDPR, UK GDPR, ePrivacy Directive (and the ePrivacy Regulation when it replaces the ePrivacy Directive), the PIPL, and other applicable data privacy and security laws, rules, regulations, and standards may cause us to incur substantial operational costs or require us to change our business practices. Despite our efforts to bring our practices into compliance with such laws, rules, regulations, and standards (and any new laws, rules, regulations, or standards that may be passed or promulgated), we may not be successful in our efforts to achieve compliance either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Non-compliance with any of these data privacy or security laws, rules, regulations, or standards could result in proceedings against us by governmental entities, data subjects, or others. We may find it necessary to establish additional systems and processes to maintain such data in various jurisdictions, including, among other things, the EEA, which may involve substantial expense and distraction from other aspects of our business.
Evolving and changing definitions of what constitutes “personal information” and “personal data” within the United States, EU, and elsewhere, especially relating to classification of IP addresses, machine or device identification numbers, location data and other information, may limit or inhibit our ability to operate or expand our business. In addition, rapidly evolving privacy laws and frameworks distinguish between a data processor and data controller (or under the CCPA, whether a business is a “service provider”), and different risks and requirements may apply to us, depending on the nature of our data processing activities. If our business model expands and changes over time, different sets of risks and requirements may apply to us, requiring us to re-orient the business accordingly.
Various government and consumer agencies have called for new laws, rules, regulations, and changes in industry practices and are continuing to review the need for greater regulation for the collection of information concerning consumer behavior on the internet. Because the interpretation and application of many data privacy and security laws, rules, and regulations, along with contractually imposed standards, are uncertain, it is possible that these laws, rules, regulations, and standards may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products and e-commerce risk management platform capabilities. If so, in addition to the possibility of fines, lawsuits, and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products and platform capabilities, which could have an adverse effect on our business, financial condition, and results of operations . For example, we may not be legally permitted to collect and store information on transactions we process that enable us to improve our products. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable data privacy and security laws, rules, regulations, policies, industry standards, or social expectations of corporate fairness, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business, financial condition, and results of operations. Data privacy and security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, rules, regulations, and standards related to the Internet, our business, financial condition, and results of operations may be adversely affected.
We rely significantly on the use of information technology, including technology provided by third-party service providers. Any failure, error, defect, inadequacy, interruption, or data breach or other security incident of our information technology systems, or those of our third-party service providers, could have an adverse effect on our business, reputation, financial condition, and results of operations.
We increasingly rely on information technology systems to collect, store, share, use, retain, safeguard, transmit, analyze, and otherwise process electronic information. Our ability to effectively manage our business and coordinate the manufacturing, sourcing, distribution, and sale of our products depends significantly on the reliability and capacity of these systems. We rely on information technology systems to effectively manage, among other things, our business data, communications, supply chain, inventory management, consumer order entry and order fulfillment, processing transactions, summarizing and reporting results of operations, human resources benefits and payroll management, compliance with regulatory, legal, and tax requirements, and other processes and data necessary to manage our business. Disruptions to our information technology systems, including any disruptions to our current systems and/or as a result of transitioning to additional or replacement information technology systems, as the case may be, could disrupt our business and could result in, among other things, transaction errors, processing inefficiencies, loss of data, including personal data, and the loss of sales and customers, which could have an adverse effect on our reputation, business, financial condition, and results of operations. Additionally, the future operation, success, and growth of our business depends on streamlined processes made available through information systems, global communications, internet activity, and other network processes.
Our information technology systems, including our AI models, may be subject to damage, interruptions, or shutdowns, including from breaches, attacks by computer hackers, malicious code (such as malware, viruses and worms), ransomware attacks, insider threats, unauthorized activity or access, password-spraying, acts of vandalism, software or hardware vulnerabilities, employee or contractor theft, misplaced or lost data, fraud, misconduct or misuse, social engineering, phishing, denial-of-service attacks, organized cyberattacks, programming or human errors, telecommunication failures, or failures during the process of upgrading or replacing software, databases, or components, any of which could result in the loss or disclosure of confidential or personal information or our own proprietary information, software, methodologies, or business information. Our existing safety systems, data backup, access protection, user management, and information technology emergency planning may not be sufficient to prevent data loss or long-term network outages. In addition, we may have to upgrade our existing information technology systems or choose to incorporate new technology systems from time to time in order for such systems to support the increasing needs of our expanding business. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of our operations.
In addition, as part of our normal business activities, we collect, store, and otherwise process certain confidential information, including personal information with respect to customers and employees, as well as information related to intellectual property, and the success of our e-commerce operations depends on the secure transmission of confidential and personal information over public networks, including the use of cashless payments. We may share some of this information with third-party service providers who assist us with certain aspects of our business. We are subject to a number of laws, rules, and regulations requiring us to provide notification to employees, regulators, and other affected parties in the event of a security breach of certain personal information, and requiring the adoption of minimum information security standards that are often vaguely defined and difficult to practically implement. The costs of compliance with these laws, rules, and regulations have increased and may increase in the future. Any failure on the part of us or our third-party service providers to maintain the security of this confidential data and personal information, including our network security (or those of our third-party service providers) and the misappropriation of confidential and personal information, could result in business disruption, damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings, governmental investigations, and private litigation, any or all of which could result in us incurring potentially substantial costs. Such events could also result in the deterioration of confidence in us by employees and customers and cause other competitive disadvantages that lead customers to decrease or stop their purchases altogether. Any of these events could have an adverse effect on our business, financial condition, and results of operations.
Security incidents compromising the confidentiality, integrity, and availability of our confidential or personal information and our and our third-party service providers’ information technology systems have occurred in the past and may occur in the future. Such security incidents could result from cyberattacks, computer malware, supply chain attacks, or malfeasance or error of our or our third-party service providers’ personnel. In particular, ransomware attacks, including those from organized criminal threat actors, nation-states, and nation-state supported actors, are becoming increasingly prevalent and severe, and can lead to significant interruptions in our or our third-party service providers’ operations, loss of data and income, reputational loss, diversion of funds, and may result in fines, litigation, and unwanted media attention. Extortion payments may alleviate the negative impact of a ransomware attack, but we or our third-party service providers may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting payments. Moreover, we and our third-party service providers may be more vulnerable to such attacks in remote work environments, which have increased in response to the COVID-19 pandemic. As techniques used by cyber criminals evolve and change frequently, a disruption, cyberattack or other security breach of our information technology systems or infrastructure, including our AI models, or those of our third-party service providers, may go undetected for an extended period and could result in the theft, transfer, unauthorized access to, disclosure, modification, misuse, loss, or destruction of our employee, representative, customer, vendor, consumer, and/or other third-party data, including sensitive or confidential data, personal information, and/or intellectual property. We cannot guarantee that our security efforts will prevent breaches or breakdowns of our or our third-party service providers’ information technology systems. Further, and notwithstanding any contractual rights or remedies we may have, because we do not control our third-party service providers, including their security measures, we cannot ensure the adequacy of the measures they take to protect personal information and prevent data loss. If we suffer a material loss or disclosure of personal or confidential information as a result of a breach of our information technology systems, including those of our third-party service providers, we may suffer reputational, competitive, and/or business harm, incur significant costs, and be subject to government investigations, litigation, fines, and/or damages, which could have an adverse effect on our cash flows, business, financial condition, and results of operations. Moreover, while we maintain cyber insurance that may help provide coverage for these types of incidents, we cannot assure you that our insurance will be adequate to cover costs and liabilities related to these incidents. The successful assertion of one or more large claims against us that exceed or are not covered by our insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition, and results of operations.
Moreover, while we maintain cyber insurance that may help provide coverage for these types of incidents, we cannot assure you that our existing insurance coverage will continue to be available on acceptable terms or at all, or will be adequate to cover costs and liabilities related to these incidents, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed or are not covered by our insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition, and results of operations. We also cannot ensure that any limitations of liability provisions in our customer agreements, contracts with third-party service providers, and other contracts for a security lapse or breach or other security-related matter would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim.
In addition, any such access, disclosure, or other loss or unauthorized use of information or data, whether actual or perceived, could result in legal claims or proceedings, regulatory investigations or actions, and other types of liability under laws that protect the privacy and security of personal information, including federal, state, local, and foreign data privacy and security laws, rules, regulations, and standards, violations of which could result in significant penalties and fines. In addition, although we seek to detect and investigate all data security incidents, security breaches and other incidents of unauthorized access to our information technology systems and data can be difficult to detect and any delay in identifying such breaches or incidents may lead to increased harm and legal exposure of the type described above.
If sensitive or personal information about our customers is disclosed, or if we or our third-party service providers are subject to real or perceived cyberattacks or other security incidents, our customers may curtail use of our website, we may be exposed to liability and our reputation could suffer.
Operating our business and platform involves the collection, storage, transmission, and other processing of proprietary and confidential information, as well as the personal information of our employees and customers. Some of our third-party service providers, such as payment processing providers, also regularly have access to customer data. We devote resources to network and data security to protect our systems, infrastructure platforms, and data. However, our systems and those of our third-party service providers may not be adequately designed with the necessary reliability and redundancy to avoid cyberattacks, performance delays or outages that could be harmful to our business. In addition, advances in computer capabilities, increasingly sophisticated tools and methods used by hackers and cyber terrorists, new discoveries in the field of cryptography or other developments may result in our failure or inability to adequately protect sensitive information.
Like other e-commerce companies, we are also vulnerable to damage from fire, floods, hurricanes, earthquakes, natural disasters and other adverse weather conditions, public health emergencies (such as the COVID-19 pandemic) and other catastrophic events, military or political conflicts, power loss, terrorism, breaches, attacks by computer hackers, malicious code (such as malware, viruses and worms), ransomware attacks, insider threats, unauthorized activity or access, password-spraying, acts of vandalism, software or hardware vulnerabilities, employee or contractor theft, misplaced or lost data, fraud, misconduct or misuse, social engineering, phishing, denial-of-service attacks, organized cyberattacks, programming or human errors, telecommunication failures, or failures during the process of upgrading or replacing software, databases, or components. Cyberattacks could also result in the theft of our intellectual property, damage to our information technology systems, or disruption of our ability to make financial reports and other public disclosures required of public companies. Our service providers, vendors, and other partners are also subject to the foregoing risks, and we do not have any control over them.
We and our third-party service providers have been subject to attempted cyber, phishing, or social engineering attacks in the past and may continue to be subject to such attacks and other cybersecurity incidents in the future. If we gain greater visibility, we may face a higher risk of being targeted by cyberattacks that could result in a wide range of negative outcomes, including violations of applicable data privacy or security laws, rules, regulations, and standards, which can result in significant fines, governmental investigations or inquiries and enforcement actions, legal and financial exposure, contractual liability, and damage to our reputation, each of which could adversely affect our business, financial condition, and results of operations. Any actual or perceived failure to maintain the performance, reliability, security, and availability of our platform and technical infrastructure to the satisfaction of our customers, and certain regulators would also likely harm our reputation and result in loss of revenue from the adverse impact to our reputation and brand, disruption to our business, and our decreased ability to attract and retain customers.
Advances in computer capabilities, new technological discoveries, or other developments may result in cyberattacks becoming more sophisticated and more difficult to detect. We and our third-party service providers may not have the resources or technical sophistication to anticipate or prevent all such cyberattacks or other security or data breaches, to protect our systems, data, and customer information, or to prevent outages, data loss, and fraud, and the use of third parties for certain cybersecurity services may not provide sufficient security or be adequate for our operations. Moreover, techniques used to obtain unauthorized access to systems change frequently and may not be known until launched against us or our third-party service providers. Security breaches can also occur as a result of non-technical issues, including intentional or inadvertent actions by our employees, our third-party service providers, or their personnel. We may be required to invest significant resources in protecting against security breaches and other technological disruption, or to remediate problems and damages caused by such incidents, which could increase the cost of our business and in turn adversely affect our business, financial condition, and results of operations.
We are subject to risks related to online transactions and payment methods.
We accept payments using a variety of methods, including credit card, debit card, Amazon Pay, PayPal, and APM. We rely on third parties to provide these payment methods and payment processing services. We are also subject to payment card association operating rules and certification requirements, including the PCI Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply.

Under certain circumstances specified in the payment card network rules, we may be required to submit to periodic audits, self-assessments, or other assessments of our compliance with the PCI Standard. Such activities may reveal that we have failed to comply with the PCI Standard. If an audit, self-assessment, or other test determines that we need to take steps to remediate any deficiencies, such remediation efforts may distract our management team and require us to undertake costly and time-consuming remediation efforts. In addition, even if we comply with the PCI Standard, there is no assurance that we will be protected from a security breach. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from customers or to facilitate other types of online payments. If any of these events were to occur, our business, financial condition, and results of operations could be adversely affected.
Any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights could impair our ability to protect our proprietary technology and our brand.
Our success depends on our ability to develop, obtain, maintain, protect, defend, and enforce our intellectual property and other proprietary rights in order to differentiate ourselves from our competitors. We rely on a combination of trademark, trade secret, patent, copyright, and other intellectual property laws in the United States, and similar laws in other jurisdictions, as well as contractual provisions, such as confidentiality and intellectual property assignment clauses and licensing agreements, to establish and protect our proprietary technology, our brands, and other intellectual property. Our efforts to protect our intellectual property rights may be inadequate to prevent unauthorized use of our intellectual property. We will not be able to protect our intellectual property if we are unable to secure or enforce our rights or if we do not detect unauthorized use of our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors may gain access to, copy, reverse engineer, or otherwise use our intellectual property or technology without our permission or adopt trade names or trademarks similar to ours and our business, financial condition, and results of operations may be adversely affected. In addition, defending our intellectual property rights may entail significant expense. Any patents, trademarks, or other intellectual property rights that we obtain may be challenged by others or invalidated through administrative process or litigation. We currently own certain patents, and have applied for patent protection, relating to certain proprietary aspects of our products and technologies. We cannot guarantee that any of our patent applications will issue, and the patents we own could be challenged, invalidated, or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Some patent applications in the United States are maintained in secrecy for a period of time after they are filed, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first creator of inventions covered by any patent application we make or the first to file patent applications on such inventions. Further, we make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. Moreover, we cannot assure you that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.
We also have chosen not to register any copyrights, and instead rely primarily on trade secret protection to protect our proprietary software and other technologies. While we also own unregistered copyrights in our software, copyrights must be registered before bringing a copyright infringement lawsuit in the United States. Because we have chosen not to register our copyrights, the remedies and damages available to us for unauthorized use of software may be limited. Despite our efforts to maintain our source code and certain other technologies as trade secrets, it may still be possible for unauthorized third parties to copy our technologies, including our PowerMatch capabilities, and use information that we regard as proprietary to create products and services that compete with ours.
We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other parties who may have access to confidential or proprietary information. We also attempt to protect our proprietary technologies by implementing administrative, technical, and physical practices, including source code access controls, to secure our proprietary information. However, no assurance can be given that these agreements or practices will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering, or disclosure of our intellectual property or proprietary information. Third parties, including former employees, may breach duties of confidentiality to us or disclose information improperly, and we may not have adequate recourse in the event of such breach. In addition, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how, and trade secrets, or each party that has developed intellectual property on our behalf. Accordingly, individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products and e-commerce capabilities. These agreements may be insufficient or breached, and we may not have adequate remedies for any such breach.
We may be required to spend significant resources in order to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Such litigation could be costly, time-consuming, unpredictable, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the ownership, scope, validity, and enforceability of our intellectual property rights. Our inability to protect our proprietary technology and intellectual property against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our e-commerce capabilities, impair the functionality of our services, delay development and introductions of new products, result in our substituting inferior or more costly technologies, or injure our reputation. Furthermore, many of our current and potential competitors may be in a position to dedicate substantially greater resources to enforce their intellectual property and proprietary rights than us. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating, or otherwise violating our intellectual property and proprietary rights. Additionally, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.
Moreover, the outcome of any such litigation might not be favorable to us, and even when our rights have been infringed, misappropriated, or otherwise violated. If we do not prevail, we may be required to pay significant money damages, suffer losses of significant revenue, be prohibited from using the relevant systems, processes, technologies, or other intellectual property (temporarily or permanently), be required to cease offering certain products or services, incur significant license, royalty, or technology development expenses, or be required to comply with other unfavorable terms. Even if we were to prevail, such litigation could result in substantial costs and diversion of resources and could have an adverse effect on our business, operating results, or financial condition. We may also be required to enter into license agreements that may not be available on commercially reasonable terms or at all. In addition, although in some cases a third party may have agreed to indemnify us for such costs, such an indemnifying party may refuse or be unable to uphold its contractual obligations. In other cases, insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant. If we fail to obtain, maintain, protect, defend, and enforce our intellectual property rights, our business, financial condition, or results of operations may be harmed.
If our trademarks and trade names are not adequately protected, we may not be able to maintain or build name recognition in our markets of interest.
We also rely on our trademarks, trade names, and brand names to distinguish our products and services from the products and services of our competitors, and have registered or applied to register many of these trademarks. If our trademarks and trade names are not adequately protected, we may not be able to maintain or build name recognition in our target markets and our business may be adversely affected. We cannot assure you that our trademark applications will be granted, and third parties may also oppose our trademark applications or otherwise challenge our use of the trademarks. If we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. In addition, competitors or other third parties have in the past adopted, and may in the future adopt, trade names, trademarks, or domain names similar to ours, which may impede our ability to build brand identity, possibly leading to market confusion and potentially requiring us to pursue legal action. We may not have adequate resources to enforce our trademarks against competitors or other third parties, and any such enforcement actions against third parties may not be successful. In addition, there could be trade name or trademark infringement, misappropriation, or other claims of trademark violation brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Our efforts to enforce or protect our trademarks, trade names, and domain names may be ineffective, may impact the public perception of our brand, may be expensive, may divert our resources, and, if our proprietary rights are challenged in connection with such enforcement efforts, could result in payment by us of monetary damages or injunctive relief against us that prevents us from using certain trademarks and trade names, all of which could adversely impact our financial condition or results of operations.
We may not be able to effectively obtain, maintain, protect, defend, and enforce our intellectual property rights throughout the world to the same extent as in the United States.
We pursue the registration of certain aspects of our intellectual property in the United States and certain other countries. Because of the differences in foreign trademark, trade secret, and other laws concerning intellectual property and proprietary rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain, and any changes in, or expected interpretations of, intellectual property laws may compromise our ability to enforce our intellectual property rights. Accordingly, many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. To the extent we expand our international activities, our exposure to unauthorized copying and use of intellectual property and proprietary information may increase. The legal systems of some countries, particularly developing countries, do not favor or may not be sufficiently robust for the meaningful enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement, misappropriation, or other violation of our intellectual property rights in all countries outside of the United States. Consequently, we may not be able to prevent third parties from copying our technologies or trademarks in all jurisdictions in which we operate or intend to operate.
Trade secrets and know-how can be difficult to protect, and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed. Furthermore, we currently own trademarks that we use in connection with our business in the United States, Israel, and other markets. As we continue to expand into international markets, we may experience certain risks associated with protecting our brand and maintaining the ability to use our brand in the countries where we operate. In certain countries outside of the United States, trademark registration is required to enforce trademark rights. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would. Therefore, it is possible that our trademarks applications may not be allowed for registration in a timely fashion or at all, and our registered trademarks may not be maintained or enforced. Additionally, there is a risk that our trademarks may conflict with the pre-existing trademarks of other companies, which may require us to rebrand or substantially change the branding our product and service offerings, obtain costly licenses, or defend against third-party claims. Moreover, incumbent participants in such markets may oppose our trademark applications or trademark registrations or otherwise assert their intellectual property and other proprietary rights against us as a means of slowing our entry into such markets or as a means to extract substantial license and royalty payments from us. Further, we may not be able to acquire or maintain appropriate domain names in all countries in which we do business. Regulations governing domain names may not protect our trademarks and similar proprietary rights, and we may not unable to prevent third parties from acquiring domain names that are similar to, infringe upon, or diminish the value of our intellectual property. Any of the foregoing could adversely affect our business, financial condition, and results of operations.
Proceedings to enforce our intellectual property rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert efforts and resources from other aspects of our business. While we generally seek to protect our intellectual property rights in the major markets where we intend to market and sell our products, we cannot ensure that we will be able to do so in all jurisdictions. Moreover, our ability to obtain, maintain, protect, defend, and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Accordingly, our efforts to protect our patent and other intellectual property rights in such jurisdictions may be inadequate.
Third parties may allege that we are infringing, misappropriating, or otherwise violating their intellectual property rights, which could involve substantial costs and adversely impact our business.
Our success in part depends on our ability to develop, manufacture, market, and sell our products without infringing, misappropriating, or otherwise violating the intellectual property rights of third-parties. Third parties may seek to challenge, invalidate, or circumvent our intellectual property rights and allege that our products and services infringe, misappropriate, or otherwise violate third-party intellectual property rights. We may become involved in administrative processes such as re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions, or litigation or other disputes relating to intellectual property used in our business.
Any such claims, even those without merit, can be expensive and time-consuming to defend and may divert management’s attention and resources, and an adverse result in any proceeding could put our ability to produce, market, and sell our products in jeopardy. We may be required to spend significant amounts of resources to defend against claims of infringement, misappropriation, or other violation, pay significant money damages, cease using certain processes, technologies, designs, trademarks, or other intellectual property, cease making, offering, and selling certain products, obtain a license (which may not be available on commercially reasonable terms or at all) or redesign our brand, our products, or our packaging (which could be costly, time-consuming, or impossible).
In addition, we may be unaware of third-party intellectual property that covers or otherwise relates to some or all of our services and products. Because of technological changes in our industry, current patent coverage, and the rapid rate of issuance of new patents, our current or future products may unknowingly infringe, misappropriate, or otherwise violate existing or future patents or intellectual property rights of other parties. Further, because some patent applications are maintained in secrecy for a period of time, there is a risk that we could develop a product or technology without knowledge of a pending patent application, which product or technology would infringe a third-party patent once that patent is issued. The defense costs and settlements for patent infringement lawsuits may not be covered by insurance. Patent infringement lawsuits can take years to resolve. If we are not successful in our defenses or are not successful in obtaining dismissals of any such lawsuit, legal fees or settlement costs could have an adverse effect on our operations and financial position. Even if resolved in our favor, the volume of intellectual-property-related claims and the mere specter of threatened litigation or other legal proceedings may cause us to incur significant expenses and could distract our personnel from day-to-day responsibilities. The direct and indirect costs of addressing these actual and threatened disputes may have an adverse effect on our operations, reputation, and financial performance.
We must continue to expand and scale our information technology systems, and our failure to do so could adversely affect our business, financial condition, and results of operations.
We will need to continue to expand and scale our information technology systems and personnel to support recent and expected future growth. As such, we will continue to invest in and implement modifications and upgrades to our information technology systems and procedures, including replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality, hiring employees with information technology expertise, and building new policies, procedures, training programs, and monitoring tools. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, capital expenditures, additional administration and operating expenses, acquisition and retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, the introduction of errors or vulnerabilities, and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications, and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. Additionally, difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures, or our inability to successfully modify our information systems to respond to changes in our business needs may cause disruptions in our business operations and adversely affect our business, financial condition, and results of operations.
Our use of open source software could compromise the proprietary nature of our software and expose us to other legal liabilities and technological risks.
Part of our platform and technology incorporates open source software, and we expect to continue to incorporate open source software in our business in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Certain open source licenses may give rise to requirements to disclose or license our proprietary source code or make available any derivative works or modifications of the open source code on unfavorable terms or at no cost, and we may be subject to such terms if such open source software is combined, linked, or otherwise integrated with our proprietary software in certain ways. We have implemented policies relating to our use of open source software that are designed to mitigate the risk of subjecting our proprietary code to these restrictions. However, we cannot be certain that we use open source software in a manner that is consistent with such policies. If we fail to comply with our policies, or if our policies are flawed, we may be subject to certain requirements, including requirements that we offer our software that incorporates or links to the open source software at a reduced cost or for free, or that we make available the proprietary source code for such software to the general public. If a third party were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages and required to comply with onerous conditions or restrictions on the use of our proprietary software. In any of these events, we could be required to seek licenses from third parties and pay royalties in order to continue using the open source software necessary to operate our business or we could be required to discontinue use of our website and other software in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our website, could result in customer dissatisfaction, could allow our competitors to create similar platforms with lower development effort and time and may adversely affect our business, financial condition, and results of operations.
In addition, the use of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide support, warranties, controls on origin of the software, indemnification, or other contractual protections regarding infringement claims or the quality of the code. We cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with usage of open source software, such as the lack of warranties or assurance of title, cannot be eliminated and could, if not properly addressed, negatively affect our business. To the extent that our e-commerce capabilities and other business operations depend upon the successful and secure operation of the open source software we use, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our software, delay the introduction of new technological capabilities, result in a failure of our technologies, and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches or security attacks. In addition, the public availability of such software may make it easier for others to compromise our platform. Any of the foregoing would have a negative effect on our business, financial condition, and results of operations.
Our business could be adversely impacted by changes in the internet and mobile device accessibility of users. Companies and governmental agencies may restrict access to our products and services, website, or the internet generally, which could negatively impact our operations.
Our business depends in substantial part on customers accessing our products and services via a mobile device or a personal computer and the internet. We may operate in jurisdictions that provide limited internet connectivity. Internet access and access to a mobile device or personal computer are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of consumers’ ability to access our products and services. In addition, the internet infrastructure that we and our customers rely on in any particular geographic area may be unable to support the demands placed upon it and could interfere with the speed and availability of our products and services. Any such failure in internet or mobile device or computer accessibility, even for a short period of time, could adversely affect our results of operations.
Governmental agencies in any of the countries in which we or our customers are located could block access to or require a license for our website, or the internet generally, for a number of reasons, including security, confidentiality, or regulatory concerns. In addition, companies may adopt policies that prohibit their employees from using our products and services. If companies or governmental entities block, limit, or otherwise restrict customers from accessing our products and services, our business could be negatively impacted, the number of customers could decline or grow more slowly, and our results of operations could be adversely affected.
Our customer engagement on mobile devices depends upon effective operation with mobile operating systems, networks, and standards that we do not control.
An increasing number of our customers purchase our products through the mobile version of our website. We are dependent on the interoperability of our website with popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade the functionality of our digital offering could adversely affect the user experience of our website on mobile devices. Additionally, in order to deliver a consistent shopping experience to mobile devices, it is important that our website is designed effectively and works well with a range of mobile technologies, systems, networks, and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks, or standards. In the event that it is more difficult for our customers to access and use our mobile website on their mobile devices or if our customers choose not to access or use our mobile website on their mobile devices or use mobile products that do not offer access to our website, our sales and growth prospects could be adversely impacted.
Risks Related to Our Incorporation and Location in Israel
Conditions in Israel could materially and adversely affect our business, financial condition, and results of operations.
Many of our employees, including certain members of our management, operate from our offices located in Tel Aviv, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business, financial condition, and results of operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any major hostilities involving Israel, regional political instability or the interruption or curtailment of trade between Israel and its trading partners could materially and adversely affect our business, financial condition, and results of operations.
Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, such coverage would likely be limited, may not be applicable to our business and may not reinstate our loss of revenue or economic losses more generally. Furthermore, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have an adverse effect on our business, financial condition, and results of operations. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could adversely affect our business, financial condition, and results of operations.
Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict doing business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, our financial condition, or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business, financial condition, and results of operations.
In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, financial condition, and results of operations.
It may be difficult to enforce a U.S. judgment against us, our officers, and our directors named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.
Not all of our directors or officers are residents of the United States, and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers, and enforcement of judgments obtained in the United States against us or our non-U.S. resident directors and officers may be difficult to obtain within the United States. Additionally, we have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.
Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. See the section titled “Enforceability of Civil Liabilities” for more information.

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.
We are incorporated under Israeli law. The rights and responsibilities of holders of our Class A ordinary shares and Class B ordinary shares are governed by our amended and restated articles of association to be effective upon the closing of this offering and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising his, her, or its rights and fulfilling his, her, or its obligations toward the company and other shareholders, and to refrain from abusing his, her, or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters such as amendments to the company’s articles of association, increases in the company’s authorized share capital, mergers, and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote, who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company, has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions, and they may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.
We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.
A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patents Law, 5727-1967, or the Patents Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions” that belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patents Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patents Law, will determine whether the employee is entitled to remuneration for his or her inventions. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patents Law. Although we generally enter into assignment-of-invention agreements with our employees and service providers pursuant to which such individuals waive their right to remuneration for service inventions, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of any such claims, we could be required to pay additional remuneration or royalties to our current or former employees or service providers or be forced to litigate such claims, which could negatively affect our business.
While we may not be able to enforce non-compete agreements we enter into with our employees, our current and future competition may attempt to enforce similar agreements with individuals we recruit or attempt to recruit.
We generally enter into agreements with the majority of our employees which prohibit them, if they cease working for us, from competing directly with us or working for our current and future competition for a limited period. However, we may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work, and it may be difficult for us to restrict our current and future competition from benefiting from the expertise our former employees developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the protection of a company’s trade secrets or other intellectual property.
If we hire employees from our current and future competition or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations,

resulting in a diversion of our time and resources. In a similar way, if our current and future competition succeed in hiring some of our employees and executives, and if some of these employees or executives breach their legal obligations and divulge commercially sensitive information to our current and future competition, our ability to successfully compete with our current and future competition may be adversely affected.
Provisions of Israeli law and our amended and restated articles of association to be effective upon the closing of this offering may delay, prevent, or make undesirable an acquisition of all or a significant portion of our shares or assets.
Provisions of Israeli law and our amended and restated articles of association to be effective upon the closing of this offering could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our Class A ordinary shares. Among other things:
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Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

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Israeli corporate law does not provide for shareholder action by written consent in public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

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Israeli corporate law requires special approvals for transactions involving directors, officers, or significant shareholders and regulates other matters that may be relevant to these types of transactions;

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our amended and restated articles of association to be effective upon the closing of this offering divide our directors into three classes, each of which is elected once every three years;

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our amended and restated articles of association to be effective upon the closing of this offering generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority); however, the amendment of a limited number of provisions, such as (i) the provision empowering our board of directors to determine the size of the board, (ii) the provision setting forth the procedures and the requirements that must be met in order for a shareholder to require us to include a matter on the agenda for a general meeting of our shareholders, (iii) the provisions relating to the election and removal of members of our board of directors and empowering our board of directors to fill vacancies on the board, and (iv) the provision dividing our directors into three classes, requires a vote of the holders of    % of our outstanding ordinary shares entitled to vote at a general meeting;

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our amended and restated articles of association to be effective upon the closing of this offering do not permit a director to be removed except by a vote of the holders of at least    % of our outstanding ordinary shares entitled to vote at a general meeting of shareholders;

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our dual class ordinary share structure provides our existing shareholders with the ability to significantly influence the outcome of matters requiring shareholder approval, even if they own significantly less than a majority of our outstanding ordinary shares; and

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our amended and restated articles of association to be effective upon the closing of this offering provide that director vacancies may be filled by our board of directors.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires the tax becomes payable even if no disposition of the shares has occurred.
Our amended and restated articles of association provide for exclusive forums for resolution of any claims arising under the Securities Act and certain claims under Israeli law, which may impose additional litigation costs on our shareholders.
Our amended and restated articles of association provide that, unless we consent otherwise, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act (for the sake of clarification, this provision does not apply to causes of action arising under the Exchange Act). While this provision of our amended and restated articles of association does not restrict the ability of our shareholders to bring claims under the Securities Act, nor does it affect the remedies available thereunder if such claims are successful, we recognize that it may limit shareholders’ ability to bring a claim in a judicial forum that they find favorable and may increase certain litigation costs which may discourage the filing of claims under the Securities Act against us, our directors, and officers. However, there is uncertainty as to the enforceability of similar forum provisions in other companies’ organizational documents has been challenged in legal proceedings and to whether courts would enforce the exclusive forum provisions in our amended and restated articles of association. If a court were to find the choice of forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations. In addition, our amended and restated articles of association to be effective upon the closing of this offering also provide that unless we consent in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our shareholders or any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law.
Changes to applicable tax laws and regulations or exposure to additional income tax liabilities could affect our future business and profitability.
We are an Israeli company and thus subject to Israeli corporate income tax as well as other applicable local taxes on its operations. Our subsidiaries are subject to the tax laws applicable in their respective jurisdictions of incorporation. New local laws, statutes, rules, regulations, ordinances, and policy relating to taxes, whether in Israel or in any of the jurisdictions in which our subsidiaries operate, may have an adverse effect on our future business and profitability. Further, existing applicable tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us or our subsidiaries.
Risks Related to this Offering and Ownership of Our Class A Ordinary Shares
The share price of our Class A ordinary shares may be volatile, and you may lose all or part of your investment.
The initial public offering price for the Class A ordinary shares sold in this offering will be determined by negotiation between us and representatives of the underwriters. This price may not reflect the market price of our Class A ordinary shares following this offering, and the price of our Class A ordinary shares may decline. In addition, the market price of our Class A ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including those described elsewhere in this prospectus, as well as the following:
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actual or anticipated fluctuations in our revenue, financial condition, and results of operations;

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variance in our financial performance from the expectations of securities analysts;

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announcements by us or our direct or indirect competitors of significant business developments, changes in service provider relationships, acquisitions, or expansion plans;

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the impact of the COVID-19 pandemic on our management, customers, employees, partners, and operating results;

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changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business;

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changes in our pricing model;

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our involvement in litigation or regulatory actions;

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sales of our Class A ordinary shares by us or our shareholders, including any sales of Class B ordinary shares, which will automatically convert into Class A ordinary shares upon transfer thereof;

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market conditions in our industry;

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changes in key personnel;

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the trading volume of our ordinary shares;

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publication of research reports or news stories about us, our competition, or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

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changes in the estimation of the future size and growth rate of our markets; and

•
general economic and market conditions.

As a result, volatility in the market price of our Class A ordinary shares may prevent investors from being able to sell their Class A ordinary shares at or above the initial public offering price or at all. These broad market and industry factors may materially reduce the market price of our Class A ordinary shares, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A ordinary shares is low. As a result, you may suffer a loss on your investment.
In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our Class A ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.
The dual class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with dual class or multi-class share structures in certain of their indexes. In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares from being added to these indices. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. As a result, our dual class capital structure would make us ineligible for inclusion in any of these indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our Class A ordinary shares. These policies are still relatively new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Furthermore, we cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future.

Exclusion from indices could make our Class A ordinary shares less attractive to investors and, as a result, the market price of our Class A ordinary shares could be adversely affected.
The dual class structure of our ordinary shares has the effect of concentrating voting power with our existing shareholders prior to the consummation of this offering, which will limit your ability to influence the outcome of important transactions, including a change in control.
Our Class B ordinary shares have           votes per share, and our Class A ordinary shares have one vote per share. Upon the closing of this offering, our existing shareholders prior to the consummation of this offering will beneficially own approximately    % of the voting power of our outstanding shares. Accordingly, although there are no voting agreements among our existing shareholders, upon the closing of this offering, our existing shareholders prior to the consummation of this offering, including our co-founders, will together hold all of our issued and outstanding Class B ordinary shares and therefore, individually or together, will be able to significantly influence matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger or other major corporate transactions that require shareholder approval. Our existing shareholders, including our co-founders, individually or together, may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the effect of delaying, preventing or deterring a change in control of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately materially and adversely affect the market price of our Class A ordinary shares. Future transfers by the holders of Class B ordinary shares will result in those shares converting into Class A ordinary shares, subject to limited exceptions. Following this offering, as long as at least                 Class B ordinary shares remain outstanding, and without giving effect to any future issuances, the holders of our Class B ordinary shares will hold a majority of the outstanding voting power and will continue to control the outcome of matters submitted to shareholders approval. While our amended and restated articles of association generally prohibit us from issuing additional Class B ordinary shares (other than with the affirmative vote of the holders of at least    % of our outstanding Class B ordinary shares), any future issuance of Class B ordinary shares may be dilutive to Class A ordinary shareholders.
For information about our dual class structure, see the section titled “Description of our Share Capital and Articles of Association.”
If we do not meet the expectations of securities analysts, if they do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our Class A ordinary shares could decline.
The trading market for our Class A ordinary shares will rely in part on the research and reports that securities analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. We do not have any control over these analysts. If our revenue or our other results of operations are below the estimates or expectations of public market analysts and investors, the price of our Class A ordinary shares could decline. Moreover, the price of our Class A ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.
There has been no prior public market for our Class A ordinary shares, and an active trading market may not develop.
Prior to this offering, there has been no public market for our Class A ordinary shares. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. In addition, we, our executive officers and directors, and holders of substantially all of our outstanding ordinary shares have agreed to certain lock-up agreements with the underwriters, which may further limit liquidity during such period. For information about the lock-up agreements, see the section titled “Shares Eligible for Future Sale — Lock-Up

Agreements.” An inactive market may also impair our ability to raise capital by selling Class A ordinary shares and may impair our ability to acquire other companies by using our shares as consideration.
You will experience immediate and substantial dilution in the net tangible book value of the Class A ordinary shares you purchase in this offering.
The initial public offering price of our Class A ordinary shares substantially exceeds the net tangible book value per ordinary share immediately after this offering. Therefore, if you purchase our ordinary shares in this offering, you will suffer, as of           , 2022, immediate dilution of $      per Class A ordinary share or $      per Class A ordinary share if the underwriters exercise in full their option to purchase additional Class A ordinary shares, in net tangible book value after giving effect to the sale of Class A ordinary shares in this offering at an assumed initial public offering price of $      per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus. If outstanding options to purchase our ordinary shares are exercised or we issue additional ordinary shares in the future, you will experience additional dilution. See the section titled “Dilution.”
The market price of our Class A ordinary shares could be negatively affected by future issuances and sales of our Class A ordinary shares.
After this offering, there will be                 Class A ordinary shares and           Class B ordinary shares outstanding. Sales by us or our shareholders of a substantial number of Class A ordinary shares, including Class B ordinary shares, which will automatically convert into Class A ordinary shares upon transfer, in the public market following this offering, or the perception that these sales might occur, could cause the market price of our Class A ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all the Class A ordinary shares sold in this offering will be freely transferable, except for any shares acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.
We, our executive officers and directors, and the holders of substantially all of our outstanding ordinary shares immediately prior to this offering, have agreed, subject to certain exceptions and certain early release provisions, for a period of 180 days after the date of this prospectus, or the Lock-Up Period, to not directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares (including the Class B ordinary shares), or in any manner transfer all or a portion of the economic consequences associated with the ownership of Class A ordinary shares, or cause a registration statement covering any Class A ordinary shares to be filed except for the Class A ordinary shares offered in this offering, without the prior written consent of Goldman Sachs and & Co. LLC and Morgan Stanley & Co. LLC who may, in their sole discretion and at any time without notice, release all or any portion of the ordinary shares subject to these lock-up agreements.
Following the expiration of the Lock-Up Period, the ordinary shares subject to these lock-up agreements will be available for sale in the public markets subject to the requirements of Rule 144. See the section titled “Shares Eligible for Future Sale.” As of           , 2021, we had        Class A ordinary shares available for future grants under our equity incentive plans and Class A ordinary shares that were subject to share options and restricted share units. Of this amount,      Class A ordinary shares were vested and exercisable. Substantially all of the outstanding share options will be subject to market standoff provisions pursuant to the terms of our equity incentive plans and will be available for sale following the expiration of the Lock-Up Period. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act registering the shares under our equity incentive plans. Subject to the market standoff agreements, shares included in such registration statement will be available for sale in the public market immediately after such filing, subject to vesting provisions, except for shares held by affiliates who will have certain restrictions on their ability to sell.
We do not currently intend to pay dividends for the foreseeable future.
We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not currently expect to declare or pay any dividends in the foreseeable future. As a result, shareholders must rely on sales of their ordinary shares after price appreciation, which may never occur as the only way to realize any future gains on their investment. As a result, investors seeking cash dividends should not purchase our ordinary shares. See the sections titled “Description of Share Capital and Articles of Association — Dividend and Liquidation Rights” and “Dividend Policy” for additional information.
Payment of dividends may also be subject to Israeli withholding taxes. See the section titled “Taxation and Government Programs — Israeli Tax Considerations” for additional information.
We have broad discretion over the use of proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.
We intend to use the net proceeds from this offering as set forth in the section titled “Use of Proceeds.” Our management will have broad discretion in the application of the net proceeds from this offering, and, as a result, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds in ways that not all shareholders approve of, or that may not yield a favorable return.
The failure by our management to apply these funds effectively could adversely affect our business, financial condition and results of operations.
We qualify as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors because we may rely on these reduced disclosure requirements.
We qualify as an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards. For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual revenue is at least $1.07 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we become a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find our Class A ordinary shares less attractive because we may rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.
We will be a foreign private issuer, and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, (iii) the rules under the Exchange Act requiring the filing with the SEC of current reports on Form 8-K upon the occurrence of specified significant events, although we are subject to Israeli laws and regulations with regards to certain of these matters, and (iv) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to announce quarterly unaudited results in earnings press releases. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which prohibits selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and more than 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of                 . As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.
As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of the         .
As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the           , provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to           rules for shareholder meeting quorums. See the section titled “Management — Corporate Governance Practices.” We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of the           .
There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our Class A ordinary shares.
We would be a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code; or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets, and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our anticipated market capitalization and the composition of our income, assets, and operations, we do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination following the offering generally will be determined by reference to the public price of our Class A ordinary shares, which could fluctuate significantly. Accordingly, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in the section titled “Taxation and Government Programs — U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our Class A ordinary shares. For further discussion, see the section titled “Taxation and Government Programs — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company.”
If a United States person is treated as owning 10% or more of our shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation, or CFC, in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries are expected to be treated as CFCs (regardless of whether we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties, and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholder information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our Class A ordinary shares.
General Risk Factors
Our business could be negatively impacted by corporate citizenship and sustainability matters.
There is an increased focus from certain investors, consumers, employees, and other shareholders concerning corporate citizenship, climate change, and sustainability matters. From time to time, we may announce certain initiatives, including goals, regarding our focus areas, which include environmental matters, packaging, responsible sourcing, social investments, and inclusion and diversity. We could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could fail in accurately reporting our progress on such initiatives and goals. Such failures could be due to changes in our business (e.g., shifts in business among distribution channels). Moreover, the standards by which citizenship and sustainability efforts and related matters are measured are developing and evolving, and certain areas are subject to assumptions. The standards or assumptions could change over time. In addition, we could be criticized for the scope of such initiatives or goals or perceived as not acting responsibly in connection with these matters. Any such matters, or related corporate citizenship and sustainability matters, could lead to negative publicity and have an adverse effect on our business.
If we pursue acquisitions, such acquisitions may expose us to additional risks.
We may review acquisition and strategic investment opportunities to expand our current product offerings and distribution channels, increase the size and geographic scope of our operations, or otherwise offer growth and operating efficiency opportunities. There can be no assurance that we will be able to identify suitable candidates or consummate these transactions on favorable terms. If required, the financing for these transactions could result in an increase in our indebtedness, dilute the interests of our shareholders, or both. The purchase price for some acquisitions may include additional amounts to be paid in cash in the future, a portion of which may be contingent on the achievement of certain future operating results of the acquired business. If the performance of any such acquired business exceeds such operating results, then we may incur additional charges and be required to pay additional amounts.
Our failure to successfully complete the integration of any acquired business or to achieve the long-term plan for such business, as well as any other adverse consequences associated with our acquisition and investment activities, could have an adverse effect on our business.
We are not insured against all risks affecting our activities and our insurance coverage may not be sufficient to cover all losses and/or liabilities that may be incurred by our operations.
We cannot provide assurance that our insurance coverage will always be available or will always be sufficient to cover any damages resulting from any kind of claims. In addition, there are certain types of risks that may not be covered by our policies, such as war, force majeure, or certain business interruptions. In addition, we cannot provide assurance that when our current insurance policies expire, we will be able to renew them with sufficient and favorable terms, and the failure to renew our insurance policies may adversely affect us.
Our quarterly results of operations may fluctuate, and if our operating and financial performance in any given period does not meet the guidance that we have provided to the public or the expectations of our investors and securities analysts, the trading price of our Class A ordinary shares may decline.
Our quarterly results of operations may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described in these risk factors as well as the following:
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our ability to effectively launch new brands and products;

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fluctuations in the levels or quality of inventory;

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fluctuations in capacity as we expand our operations;

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our success in engaging existing customers and attracting new customers;

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the amount and timing of our operating expenses;

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the timing and success of new product launches and expansion into new geographic markets;

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the impact of competitive developments and our response to those developments;

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the impact of the COVID-19 pandemic;

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our ability to manage our existing business and future growth; and

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economic and market conditions, particularly those affecting our industry.

Fluctuations in our quarterly results of operations may cause those results to fall below the guidance that we have provided to the public or the expectations of our investors and securities analysts, which could cause the trading price of our Class A ordinary shares to decline. Fluctuations in our results could also cause a number of other problems. For example, analysts or investors might change their models for valuing our Class A ordinary shares, we could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish, and other unanticipated issues may arise.
In addition, we believe that our quarterly results of operations may vary in the future and that period-to-period comparisons of our results of operations may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

Certain of our key operating metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in our metrics or the underlying data may cause a loss of investor confidence in such metrics and the market price of our Class A ordinary shares may decline.
We track certain key operating metrics using internal data analytics tools, which have certain limitations. In addition, we rely on data received from third parties, including third-party platforms, to track certain performance indicators, and we may be limited in our ability to verify such data. In addition, our methodologies for tracking metrics may change over time, which could result in changes to the metrics we report. If we undercount or overcount performance due to the internal data analytics tools we use or issues with the data received from third parties, or if our internal data analytics tools contain algorithmic or other technical errors, the data we report may not be accurate or comparable with prior periods. In addition, limitations, changes, or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies. If our performance metrics are not, or are not perceived to be, accurate representations of our business, if we discover material inaccuracies in our metrics or the data on which such metrics are based, or if we can no longer calculate any of our key performance metrics with a sufficient degree of accuracy, investors could lose confidence in the accuracy and completeness of such metrics, which could cause the price of our Class A ordinary shares to decline.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this prospectus.
The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable consumers covered by our market opportunity estimates will purchase our products at all or generate any particular level of net revenue for us. In addition, our ability to expand in any of our target markets depends on a number of factors, including the cost, performance, and perceived value associated with our products and other haircare products. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.
Our results of operations could be adversely affected by natural disasters (including as a result of climate change), public health crises, political crises, or other catastrophic events.
Natural disasters, such as earthquakes, wildfires, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; unforeseen public health crises, such as epidemics and pandemics, including the ongoing COVID-19 pandemic; political crises, such as terrorist attacks, war, and other political instability; or other catastrophic events, whether occurring in the United States or internationally, could disrupt our operations in any of our offices and distribution centers or the operations of one or more of our third-party providers or vendors. In particular, we currently have independent entrepreneurs, including software developers, in Ukraine, and political turmoil, warfare, or terrorist attacks in Ukraine could negatively affect our business. Political and military events in Ukraine, particularly the ongoing tensions and intermittent warfare between Ukraine and Russia since 2014, poor relations between the United States and Russia, and sanctions by the United States and the EU against Russia may also have an adverse impact on our ability to grow our business and negatively affect our results of operations. In addition, certain types of natural disasters have tended to become more frequent and/or severe as a result of climate change. These types of events could impact our supply chain, including the ability of third parties to manufacture and ship products and our ability to ship products to consumers from or to the impacted region. In addition, these types of events could negatively impact consumer spending in the impacted regions. To the extent any of these events occur, our business, financial condition, and results of operations could be adversely affected.
We will incur significant additional costs as a result of being a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.
Upon completion of this offering, we expect to incur increased costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of           . These rules and regulations are expected to significantly increase our accounting, legal, and financial compliance costs and make some activities more time consuming.
We expect such expenses to further increase after we are no longer an “emerging growth company.” We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers. Furthermore, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. In addition, our management team will need to devote substantial attention to transitioning to interacting with public company analysts and investors and complying with the increasingly complex laws pertaining to public companies, which may divert attention away from the day-to-day management of our business. Increases in costs incurred or diversion of management’s attention as a result of becoming a publicly traded company may adversely affect our business, financial condition, and results of operations.
If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of our investors and securities analysts, resulting in a decline in the trading price of our Class A ordinary shares.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, net revenue, and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A ordinary shares.
If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls. In addition to our results determined in accordance with U.S. GAAP, we believe certain non-GAAP measures and key metrics may be useful in evaluating our operating performance. We present certain non-GAAP financial measures and key performance metrics in this prospectus and intend to continue to present certain non-GAAP financial measures and key performance metrics in future filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures and key performance metrics could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A ordinary shares.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business, financial condition, and results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC after we lose our status as an emerging growth company. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A ordinary shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the           .
We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, or Section 404, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting commencing with our second annual report on Form 20-F. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited accounting personnel, and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time frame or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses once we are a public company, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our Class A ordinary shares could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect our business, financial condition, and results of operations, and could cause a decline in the price of our Class A ordinary shares.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Upon the closing of this initial public offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.
Our reported financial results may be negatively impacted by changes in U.S. GAAP.
U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. FASB has in the past issued new or revised accounting standards that superseded existing guidance and significantly impacted the reporting of financial results. Any future change in U.S. GAAP principles or interpretations could also have a significant effect on our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our reported results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management, and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipates,” “believes,” “contemplates,” “continue,” “could,” “estimates,” “expects,” “goal,” “intends,” “may,” “objective,” “plans,” “potential,” “predicts,” “projects,” “shall,” “should,” “target,” “will,” or “seeks,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•
our ability to execute our business model, including our ability to successfully launch new products and brands;

•
our expectations regarding our financial and business performance;

•
the size of our addressable market, market share, and market trends;

•
our ability to attract and retain a large number of consumers;

•
our ability to anticipate the needs and wants of consumers;

•
our ability to compete effectively;

•
anticipated trends, developments, and challenges in our industry;

•
the sufficiency of our cash and cash equivalents;

•
our future capital requirements and sources and uses of cash;

•
our ability to effectively manage our supply chain;

•
our ability to attract and retain key personnel;

•
our business, expansion plans, and opportunities, including our ability to scale our operations and manage our future growth effectively;

•
our expectations regarding our ability to obtain, maintain, protect, defend, and enforce our intellectual property rights and operate without infringing, misappropriating, or otherwise violating the intellectual property rights of others;

•
our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to data privacy and security;

•
the impact of health epidemics, including the COVID-19 pandemic, on our business;

•
our expectation regarding any litigation, regulatory proceedings, complaints, product liability claims, and/or adverse publicity; and

•
our intended use of the net proceeds from this offering.

We caution you that the foregoing list does not contain all of the forward-looking statements made in this prospectus.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations, estimates, forecasts, and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. The outcomes of the events described in these forward-looking statements are subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions, and estimated offering expenses payable by us, will be approximately $      million (or        approximately $      million if the underwriters exercise in full their option to purchase additional Class A ordinary shares), assuming an initial public offering price of $      per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.
The principal purposes of this offering are to obtain additional working capital, to create a public market for our Class A ordinary shares, and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering for developing and launching new brands, working capital, and other general corporate purposes. We may also use a portion of the proceeds to acquire or invest in businesses, brands, products, services, or technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time.
We will have broad discretion in the way that we use the net proceeds of this offering. Our use of the net proceeds from this offering will depend on a number of factors, including our future revenue and cash generated by operations, and the other factors described in the section titled “Risk Factors.”
A $1.00 increase (decrease) in the assumed initial public offering price of $      per Class A ordinary share would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. Each increase (decrease) of 1,000,000 shares in the number of Class A ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming that the assumed initial public offering price of $      per Class A ordinary share remains the same and after deducting the underwriting discounts and commissions payable by us.

DIVIDEND POLICY
We do not currently anticipate paying any dividends on our ordinary shares following this offering and currently expect to retain all future earnings for use in the operation and expansion of our business. Following this offering, we may reevaluate our dividend policy. The declaration, amount and payment of any future dividends on our ordinary shares will be at the sole discretion of our Board of Directors, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, including restrictions under other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time. See the section titled “Description of Share Capital and Articles of Association — Dividend and Liquidation Rights” for additional information.
Payment of dividends may be subject to Israeli withholding taxes. See the section titled “Taxation and Government Programs — Israeli Tax Considerations” for additional information.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and total capitalization as of December 31, 2021:
•
on an actual basis;

•
on a pro forma basis, to reflect (i) the renaming of our ordinary shares to Class A ordinary shares, (ii) the Share Split, (iii) the issuance and distribution of           Class B ordinary shares to holders of the Class A ordinary shares, and (iv) the adoption or our amended and restated articles of association; and

•
on a pro forma as adjusted basis, to reflect the pro forma adjustments described immediately above and the issuance and sale of Class A ordinary shares in this offering at an assumed initial public offering price of $      per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and the application of the net proceeds therefrom as described under the section titled “Use of Proceeds.”

You should read this information in conjunction with the sections titled “Prospectus Summary —  Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
As of December 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted(1)
(in thousands, except share and per share amounts; unaudited)
Cash and cash equivalents	$	$	$
Shareholders’ equity:
Ordinary shares, par value NIS 0.001 per share: shares authorized, actual; shares authorized, pro forma; shares issued and outstanding, actual; shares issued and outstanding, pro forma
Class A ordinary shares, par value NIS 0.001 per share:
no shares authorized, actual;        shares
authorized, pro forma and pro forma as adjusted; no
shares issued and outstanding, actual;        shares
issued and outstanding, pro forma and pro forma as
adjusted

Class B ordinary shares, par value NIS 0.001 per share:
no shares authorized, actual;        shares
authorized, pro forma and pro forma as adjusted; no
shares issued and outstanding, actual;
shares issued and outstanding, pro forma and
pro forma as adjusted

Additional paid-in capital
Retained earnings
Total shareholders’ equity
Total capitalization	$	$	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity, and total capitalization by

$      million, assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. Each increase (decrease) of 1,000,000 shares in the number of Class A ordinary shares offered by us would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity, and total capitalization by approximately $      million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions.
If the underwriters’ over-allotment option is exercised in full, pro forma cash and cash equivalents, additional paid-in capital, total shareholders’ equity, total capitalization, and Class A ordinary shares outstanding as of December 31, 2021 would be $      million, $      million, $      million, $      million and           shares, respectively.

DILUTION
If you invest in our Class A ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share and the net tangible book value per ordinary share after this offering. Our net tangible book value as of December 31, 2021 was $      per ordinary share. Historical net tangible book value per ordinary share as of any date represents the amount of our total tangible assets less our total liabilities, divided by the total number of ordinary shares outstanding as of such date.
Our pro forma net tangible book value as of December 31, 2021 was $      million, or $      per ordinary share. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the following which has been or will be effective prior to, or upon the closing of this offering: (i) the renaming of our ordinary shares to Class A ordinary shares, (ii) the Share Split, (iii) the issuance and distribution of                 Class B ordinary shares to holders of the Class A ordinary shares, and (iv) the adoption of our amended and restated articles of association. Pro forma net tangible book value per ordinary share as of any date represents pro forma net tangible book value divided by the total number of ordinary shares outstanding as of such date, after giving effect to the pro forma adjustments described above.
After giving effect to the sale of           Class A ordinary shares in this offering at an assumed initial public offering price of $      per ordinary share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the proceeds from this offering as described in the section titled “Use of Proceeds,” our pro forma as adjusted net tangible book value as of December 31, 2021 would have been $      million, or $      per Class A ordinary share. This amount represents an immediate increase in net tangible book value of $      per Class A ordinary share to our existing shareholders and an immediate dilution of $      per Class A ordinary share to new investors purchasing ordinary shares in this offering. We determine dilution by subtracting the net tangible book value per ordinary share after this offering from the amount of cash that a new investor paid for an ordinary share.
The following table illustrates this dilution:
Assumed initial public offering price per ordinary share		$
Historical net tangible book value per ordinary share as of December 31, 2021	$
Decrease per ordinary share attributable to the pro forma adjustments described above
Pro forma net tangible book value per ordinary share as of December 31, 2021
Increase in pro forma net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per ordinary share to new investors in this offering		$
A $1.00 increase (decrease) in the assumed initial public offering price of $      per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net tangible book value per ordinary share by $      , and increase (decrease) dilution to new investors by $      per ordinary share, in each case assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of Class A ordinary shares offered by us would increase (decrease) our net tangible book value per share after this offering by $      per share and would increase (decrease) the dilution per share to new investors in this offering by $      per Class A ordinary share, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise in full their option to purchase an additional                 Class A ordinary shares in this offering, the net tangible book value after the offering would be $      per

ordinary share, the increase in net tangible book value to existing shareholders would be $      per ordinary share, and the dilution to new investors would be $      per ordinary share, in each case assuming an initial public offering price of $      per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.
The following table summarizes, as of December 31, 2021, the differences between the number of ordinary shares purchased from us, the total consideration paid to us in cash, and the average price per ordinary share paid, in each case by existing shareholders, on the one hand, and new investors in this offering, on the other hand. The calculation below is based on an assumed initial public offering price of $      per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.
	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors					$
Total		100%	$	100%
To the extent any of our outstanding options are exercised or RSUs are vested and settled, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised and all outstanding RSUs had been vested and settled as of December 31, 2021, net tangible book value per share after this offering would be $      , and total dilution per share to new investors would be $      .
A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and the average price per share paid by new investors by $      million and $      per share, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional Class A ordinary shares in full:
•
the percentage of ordinary shares held by existing shareholders will decrease to approximately    % of the total number of our ordinary shares outstanding after this offering; and

•
the number of ordinary shares held by new investors will increase to           , or approximately    % of the total number of our ordinary shares outstanding after this offering.

To the extent any new options are granted and exercised, RSUs are granted and vest or we issue additional ordinary shares or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis together with the section titled “Prospectus Summary — Summary Consolidated Financial Data” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from management’s expectations as a result of various factors, including, but not limited to, those discussed in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”
Overview
We are a consumer tech platform that is built to transform the global beauty and wellness market.
Our commitment to innovation through our proprietary technology is matched only by our commitment to developing empowering products of the highest quality. Our first brand, IL MAKIAGE, is the fastest growing digital, DTC beauty brand in the United States, according to Digital Commerce 360, and is building significant global momentum.
Our success is based on our outsider approach. We are a technology company seeking to reinvent every aspect of a massive industry. Our tech team is the largest team within our company today and comprises over 40% of our headcount. We invest heavily in data science, machine learning, and computer vision, and we have an evergreen commitment to exploring, and investing in emerging technologies. Our technology innovations, when combined with our world-class physical product range and compelling brands built to win online, aim to eliminate significant friction for customers and support a seamless end-to-end user experience.
We deploy algorithms and machine learning models leveraging user data seeking to deliver the precise product match, all while providing what we believe to be a superior experience to what is possible in a physical store.
We harness our user data to develop physical beauty and wellness products that deliver best-in-class performance and functionality. We never settle on quality. If our data doesn’t show it is the best we can deliver, we won’t launch it.
It requires marrying two different worlds of tech and physical products. It’s not enough to build smart machine learning models, they need to be trained to match physical products.
Since our first digital brand launch in 2018, we have disrupted the way millions of consumers shop for beauty products by bringing them online and transforming the shopping experience. We leverage data insights delivered from our base of users to address the complex demands a customer faces when buying online to create a holistic end-to-end customer journey.
Key Factors Affecting Our Performance
We believe that our continued success and growth are dependent on a number of factors that provide both significant areas of opportunity as well as potential challenges. We have outlined some of these factors below, as well as in the section titled “Risk Factors.”
Growing and Engaging with our Powerful User Base
We are a data-driven company and one of our significant differentiators is the vast amount of quality, actionable data that we are able to learn about our users. Data collected from users forms a critical component of our customer acquisition funnel as it enables us to efficiently convert users to customers, informs our brand and product roadmap, and improves our machine learning algorithms to more accurately predict product matches and develop new products.

We define a user as a visitor on which we have collected at least 50 discrete data points as they engage with and interact with our websites. As of December 31, 2021, ODDITY registered over 25 million unique users attributed to our IL MAKIAGE brand. From that user base, we have collected over 1 billion unique data points that power every aspect of our business.
Driving Customer Acquisition, Retention, and Repeat Purchases
Through targeted and continued engagement, we convert users to active customers. The number of active customers is an important indicator of our business and financial performance as it reflects the reach of our digital platform, the success of our technology, and overall value proposition of our brands and products. We define an active customer as a unique customer account that has made at least one purchase in the preceding 12-month period. As of December 31, 2021, we had 3 million active customers.
We leverage our technology and data usage to cost-effectively convert users to new customers. In 2020, we achieved 3.1x 12-month LTV to CAC. We define CAC, or customer acquisition cost, as performance marketing expense attributable to new customer acquisition in a period divided by the customers acquired during that same period. We invest strategically in performance marketing, such as paid search and product listing advertisements, paid social media advertisements, search engine optimization, and personalized email, compounded with strong brand awareness driven largely through word of mouth.
In addition to acquiring customers through paid sources, our consumer tech platform is designed to drive high levels of platform engagement, and an increasing portion of our gross revenue is generated via unpaid sources. For the year ended December 31, 2020, more than 45% of our gross revenue came from unpaid sources. These unpaid sources may include revenue from repeat orders, users who are converted into customers through unpaid retargeting, and organic revenue.
Gross Revenue Mix from Paid vs. Unpaid Sources (%)
Our success is impacted not only by our ability to use data to convert users to customers, but also by our ability to retain our 3 million active customers and drive repeat purchases. Our 12-month U.S. net revenue repeat purchase rate for our Q4 2020 customer cohort was 45% as of the fourth quarter of 2021.

Net revenue repeat purchase rate is the net revenue generated by subsequent orders placed by a cohort of customers, presented as a percentage of the net revenue of first orders placed by that cohort. For example, if a cohort of customers generated net revenue of $1000 on their first orders with us and that cohort then generated net revenue of $450 on additional orders in the following 12 months, their 12-month net revenue repeat purchase rate would be 45%. As illustrated in the graph to the left below, our 12-month U.S. net revenue repeat purchase rate by quarterly cohorts has consistently increased, from around 15% for the Q1 2019 cohort to over 45% for the Q4 2020 cohort. The graph to the right showcases the consistent increase in our 3-, 6-, 9- and 12-month U.S. net revenue repeat purchase rate via our January and July 2019, 2020 and 2021 monthly cohorts. For example, our 6-month U.S. net revenue repeat purchase rate increased from around 7% for the January 2019 cohort, to around 17% for the January 2020 cohort, to around 28% for the January 2021 cohort.
U.S. Net Revenue Repeat Purchase Rates
12-Month Rates
by Quarterly Cohorts
3-, 6-, 9- and 12-Month Rates
by Monthy Cohorts

Launching New Product Categories
We believe that the launch of new product categories within our existing brands of IL MAKIAGE and SpoiledChild will be a meaningful driver of net revenue growth and repeat purchasing rates. ODDITY will not launch a product or a brand unless our rigorous data-driven product and brand development process shows that it is the best we can deliver.
We believe our high average order value demonstrates the prestige nature of our products and represents the loyalty of our customers. For the year ending December 31, 2020, our average order values were $50. We define average order value as the sum of the total gross revenue in a given period divided by the total orders placed in that period. Total orders represent the sum of all completed, individual purchase transactions in a given period. Average order value may fluctuate as we expand into and increase our presence in additional product categories and price points, expand internationally, and drive repeat purchases.
Expanding Our Portfolio of Brands
The ODDITY platform was built to support a portfolio of beauty and wellness brands. Homegrown brand launches via our New Ventures brand incubator are key components of our portfolio expansion strategy, with a new brand launched regularly. We anticipate a meaningful portion of our revenue in the coming years will be from future brand launches that will seek to disrupt markets in the beauty and wellness space that have been historically underpenetrated online. SpoiledChild’s launch in 2022 exemplifies our in-house R&D capabilities to create a new brand from start to launch in just 18 months. While we aim to launch a new brand regularly, it takes months to years of market research and extensive product testing before we can commercialize new products and brands.
In addition to our homegrown brand launches, we may expand our portfolio reach through selective acquisitions and brand partnerships.
Continued Geographic Expansion
Our playbook of DTC engagement, data insights, custom build technology products, and best in class physical beauty and wellness products is applicable across a broad range of geographies. We have seen rapid success in our international market launches, and sales outside of the United States, which now account for approximately 25% of our total sales for the year ended December 31, 2020. Growing our geographic footprint will help grow our brand awareness, allow us to connect with new customers, and drive profitable growth. We intend to continue to invest in our digital, DTC business to provide our users with a differentiated global and local customer experience. We have also invested and will continue to invest in our Kenzza platform, which helps us to efficiently develop and scale our presence in new geographies through a network of local content creators. To date, we have successfully scaled our IL MAKIAGE brand in the United States, Canada, UK, Australia, and Germany, and have plans to continue to grow our global footprint. We utilize a rigorous, data-driven geographic expansion approach to identify new markets that will be receptive to ODDITY brands.
Investment in Innovation and Technology
Our success is dependent on our ability to sustain innovation and technology leadership to maintain our competitive advantage. We will continue to invest in our people, product and infrastructure to maintain and grow our consumer tech platform and to propel the beauty and wellness industry forward. We selectively recruit and invest in technologists who are out-of-the-box thinkers and champion ODDITY’s mission to use technology to deliver customers the absolute best in product and experience. As we recruit additional personnel, we remain focused on developing our technology expertise across the full spectrum of engineering, architecture, infrastructure, data engineering, integrations, security, agile and project management, and information systems and planning. As of December 31, 2021, our dedicated workforce of in-house engineers, data scientists, computer vision, and product teams comprised over 40% of the company headcount.
Non-GAAP Financial Measures
We regularly review certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA margin, to evaluate our business, measure our performance, identify trends, prepare financial projections and make business decisions.
Adjusted EBITDA is defined as net income before financial expenses, net, taxes on income, and depreciation and amortization as further adjusted to exclude share-based compensation expense and one-time bonuses, and other non-recurring adjustments. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenue. We have provided below a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure presented in accordance with U.S. GAAP.
We believe Adjusted EBITDA and Adjusted EBITDA margin are useful for financial and operational decision-making and as a means to evaluate period-to-period comparisons. By excluding certain items that may not be indicative of our recurring core operating results, we believe that Adjusted EBITDA and Adjusted EBITDA margin provide meaningful supplemental information regarding our performance. In addition, Adjusted EBITDA and Adjusted EBITDA margin are widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired. However, these non-GAAP measures also have limitations as analytical tools, and you should not consider these measures as a substitute for or in isolation from, our financial results prepared in accordance with U.S. GAAP. For example, Adjusted EBITDA does not reflect: (i) interest expense or the cash requirements necessary to service interest or principal payments on our debt, which reduces the cash available to us, (ii) tax payments that may represent a reduction in cash available to us, (iii) non-cash charges for depreciation of property and equipment and amortization of intangible assets, even though the assets being depreciated and amortized may have to be replaced in the future and would require cash capital expenditure requirements for such replacements or for new capital expenditure requirements, or (iv) share-based compensation expense, which is expected to be a recurring expense for our business. Other companies, including companies in our industry, may calculate Adjusted EBITDA and Adjusted EBITDA margin differently or not at all, which reduces their usefulness as comparative measures.
Year Ended December 31, 2020
(in thousands)
Net income	$13,215
Financial expenses, net	1,302
Taxes on income	4,056
Depreciation and amortization	4,258
Share-based compensation and one-time bonuses	429
Non-recurring adjustments	111
Adjusted EBITDA	$23,371
Net income margin	11.4%
Adjusted EBITDA margin	20.1%
Impact of COVID-19
To date, the COVID-19 pandemic has not had a significant negative impact on our operations or financial performance. However, certain of our manufacturers experienced delays and shut-downs due to the COVID-19 pandemic and we have experienced supply chain disruptions due to multiple factors, such as fulfillment center disruption and limited shipping capacity, which has led to abnormally high transportation delays and shipping costs, and has increased our cost of goods sold. The extent of the impact of the COVID-19 pandemic on our operations and financial performance depends on certain developments, including the duration and spread of the outbreak, future prevention and mitigation measures, as well as the potential for some of these measures to be reinstituted in the event of repeat waves of the virus or future variants of the virus. Any such developments may have adverse impacts on global economic conditions and consumer confidence and spending, and could negatively impact the demand for our products.
Components of Results of Operations
Gross Revenue
We generate gross revenue primarily from sales of our beauty and wellness products through our online DTC model. Gross revenue represents the consideration we expect to be entitled to in exchange for the sale of our products, net of promotional discounts. Gross revenue includes shipping fees charged to customers but excluding any sales or other taxes collected in connection with the sale. We recognize gross revenue at the time control of our products is transferred to the customer, which is when the product is shipped to the customer. Gross revenue is primarily driven by the number of orders and average order value.
Net Revenue
Our net revenue consists of our gross revenue net of returns.
Cost of Revenue
Cost of revenue consists principally of the costs to procure our products, including the amounts invoiced by our third-party contract manufacturers and suppliers for inventory, as well as inbound and outbound shipping costs, duties and other related costs, and inventory write-offs. Cost of revenue also includes third-party fulfillment costs, warehousing, depreciation and amortization, and packaging costs. Our cost of goods sold has and may continue to fluctuate with the cost of raw materials used in our products.
Gross Profit and Gross Margin
Gross profit is our net revenue less cost of revenue. Gross margin measures our gross profit as a percentage of net revenue. We expect that gross profit will fluctuate and continue to be affected by various factors in the future, including the timing and mix of product and brand launches, commodity prices and transportation rates, manufacturing costs, and our ability to reduce costs in any given period.
Selling, General and Administrative Expenses
Selling, general and administrative expenses primarily consist of marketing and advertising expenses, employee-related costs, including salaries, benefits, and share-based compensation, research and development costs, depreciation, and amortization expenses, professional fees, payments processing fees, and other general expenses. We expect selling, general and administrative expense to continue to increase in absolute dollars as we grow our business, expand our workforce, implement new marketing strategies, and enhance our platform and product offerings, brands, and infrastructure. We also anticipate that we will incur additional costs for employees and third-party consulting services, including related to legal, accounting, insurance, and investor relations, in connection with our transition to and operations as a public company.
Financial Expenses, Net
Financial expenses, net consists primarily of gain or loss on foreign currency, mainly driven by liabilities denominated in currencies other than U.S. dollars, as well as interest expenses associated with our credit facilities.
Taxes on Income
Taxes on income consists of income taxes related to Israel and United States federal and state taxes, and changes in deferred tax assets.
Results of Operations
The following tables set forth our results of operations for the periods presented in dollars and as a percentage of net revenue:
	Year Ended December 31, 2020
	(in thousands)	% of net revenue
Statements of Operations Data:
Gross Revenue	$137,800	*
Returns	21,539	*
Net Revenue	116,261	100.0%
Cost of revenue	33,400	28.7
Gross profit	82,861	71.3
Selling, general and administrative expenses	64,288	55.3
Operating income	18,573	16.0
Financial expenses, net	1,302	1.1
Income before taxes on income	17,271	14.9
Taxes on income	4,056	3.5
Net income	$13,215	11.4%

*
Not meaningful.

Gross Revenue
Gross revenue was $137.8 million for the year ended December 31, 2020.
Net Revenue
Net revenue was $116.3 million for the year ended December 31, 2020.
Cost of Revenue
Cost of revenue was $33.4 million for the year ended December 31, 2020.
Gross Profit
Gross profit was $82.9 million and gross margin was 71.3% for the year ended December 31, 2020.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $64.3 million for the year ended December 31, 2020, which primarily consisted of $31.2 million of expenses related to advertising and marketing, $12.6 million in personnel-related costs, $12.1 million of general and administrative expenses, and $4.0 million of depreciation costs.
Financial Expenses, Net
Financial expenses, net were $1.3 million for the year ended December 31, 2020, which primarily consisted of foreign currency losses and interest expense associated with our credit facilities. See “— Liquidity and Capital Resources” below.
Taxes on Income
Taxes on income were $4.1 million for the year ended December 31, 2020.
Seasonality
Our revenue is typically highest in the first quarter of the calendar year, and our revenue will generally decline in the third and fourth quarter of each calendar year relative to the first and second quarter of each calendar year.
Liquidity and Capital Resources
Since inception, we have financed operations primarily through revenue from operations, the sale of equity securities, and borrowings under our credit facilities. As of December 31, 2020, we had $39.8 million of cash and cash equivalents.
In May 2016, we entered into a credit line agreement with Bank Hapoalim, or the 2016 Credit Line, that provides a line of credit up to $7.8 million. The principal amount bears interest at a floating per annum rate equal to prime plus 1.4%, and we pay an additional annual fee of 0.4% of the unused credit line. The 2016 Credit Line has a maturity date of one year which is automatically renewed on a yearly basis. As of December 31, 2020, we had $3.9 million of principal amount outstanding under the 2016 Credit Line. In April 2020, we entered into a loan agreement with Bank Hapoalim, pursuant to which we borrowed an aggregate of $1.5 million, or the 2020 Credit Facility. The principal amount of the 2020 Credit Facility bears interest at a floating per annum rate equal to prime plus 1.5%. The 2020 Credit Facility matures in April 2025. As of December 31, 2020, we had $1.6 million of principal amount outstanding under the 2020 Credit Facility. The loans made under the 2016 Credit Line and 2020 Credit Facility are secured by a floating charge on our assets. These credit facilities also include a requirement to report our financial statements and other financial information, as may be requested from time to time. See Note

7 to our consolidated financial statements included elsewhere in this prospectus for more information regarding our credit facilities.
We believe that our existing cash and cash equivalents and positive cash flows from operations will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of brand launches, expansion efforts and other growth initiatives, the expansion of our marketing activities, and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of additional debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. There can be no assurances that we will be able to raise additional capital when needed or on terms acceptable to us. The inability to raise capital if needed or on terms acceptable to us would adversely affect our ability to achieve our business objectives.
Historical Cash Flows
The following table summarizes our cash flows for the periods presented:
Year Ended December 31, 2020
(in thousands)
Cash provided by operating activities	$22,868
Cash provided by investing activities	6,822
Cash provided by financing activities	160
Net increase in cash, cash equivalents and restricted cash	$29,850
Operating Activities
Net cash provided by operating activities was $22.9 million for the year ended December 31, 2020, consisting of $13.2 million of net income, adjusted for $4.8 million of non-cash expenses and $4.9 million of net cash used as a result of changes in operating assets and liabilities. The non-cash charges included $4.3 million of depreciation and amortization, $0.1 million of share-based compensation and $0.4 million of non-cash financial expenses related to loans and borrowings. The changes in operating assets and liabilities were primarily driven by an increase in trade payables and other accounts payable partially offset by an increase in inventory to support the growth of our business and increase in trade receivable and other receivables.
Investing Activities
Net cash provided by investing activities for the year ended December 31, 2020 was $6.8 million, of which $10.1 million related to proceeds from short-term bank deposits partially offset by investments in capitalized software development costs and purchases of property and equipment to support our growth.
Financing Activities
Net cash provided by financing activities was $0.2 million, related to proceeds and repayments of loans and borrowings.

Contractual Obligations
The following table summarizes our contractual obligations as of December 31, 2020:
	Payments Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in thousands)
Operating lease commitments	$15,948	$4,378	$6,248	$3,395	$1,927
Severance pay obligations(1)	1,496	—	—	—	—
Total contractual obligations	$17,444	$4,378	$6,248	$3,395	$1,927

(1)
Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee. See “Management — Employment and Consulting Agreements with Executive Officers.” These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. Of this amount, $0.3 million is unfunded.

Critical Accounting Policies and Estimates
We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of our operations. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of our other significant accounting policies. The preparation of our financial statements in conformity with U.S. GAAP requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.
Revenue Recognition
Our primary source of revenue is from the sales of our products through our online DTC model. We determine revenue recognition in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, or Topic 606. To determine revenue recognition, we perform the following five step analysis:
•
identify the contract(s) with a customer;

•
identify the performance obligations of the contract(s);

•
determine the transaction price;

•
allocate the transaction price to the performance obligations in the contract(s); and

•
recognize revenue when (or as) we satisfy a performance obligation.

Under Topic 606, we recognize revenue when our customers obtain control of promised goods or services. Gross revenue reflects the consideration that we expect to receive in exchange for those goods or services, net of promotional discounts. Our net revenue represents gross revenue, net of returns. Shipping fees charged to customers are reported within gross revenue. Sales and other taxes we collect concurrent with revenue-producing activities are excluded from revenue. We recognize revenue at the time control of the products passes to the customer, which is at the time of shipment. Our shipping and handling costs are fulfillment costs and such amounts are classified as part of cost of sales.
Internal Use Software Development Costs
We capitalize certain costs related to the development of our platform and other software applications. In accordance with authoritative guidance, we begin to capitalize our costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, it is probable that the project will be completed and the software will be used as intended, and certain functional and quality standards have been met. We stop capitalizing these costs when the software is substantially complete and ready for its intended use, including the completion of all significant testing. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, beginning with the time when it is ready for the intended use, generally estimated to be three to five years. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded within selling, general and administrative expenses in our consolidated statement of comprehensive income.
We exercise judgment in determining the point at which various projects may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. To the extent that we change the manner in which we develop and test new features and functionalities related to our platform, assess the ongoing value of capitalized assets or determine the estimated useful lives over which the costs are amortized, the amount of internal-use software development costs we capitalize and amortize could change in future periods.
Inventory
Inventory costs include costs incurred to bring inventory to its current condition, including materials, manufacturing costs, inbound freight, duties and other costs. We value our inventory at cost, using an average costing method. Net realizable value is estimated based upon assumptions made about future demand, market conditions, and the age of the inventory. If we determine that the estimated net realizable value of our inventory is less than the carrying value of such inventory, a charge to cost of goods sold is recorded to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those we project, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are recorded net on the face of the balance sheet. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
Deferred tax assets are recognized to the extent it is believed that these assets are more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more-likely than-not that we will realize the benefits of these deductible differences, net of the valuation allowance. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
Significant judgment is required in determining our uncertain tax positions. We continuously review issues raised in connection with all ongoing examinations and open tax years to evaluate the adequacy of our tax liabilities. We evaluate uncertain tax positions under a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. We believe our recorded tax liabilities are adequate to cover all open tax years based on our assessment. This assessment relies on estimates and assumptions and involves significant judgments about future events. To the extent our views change, any adjustments in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest related to unrecognized tax benefits as tax expense.
Qualitative and Quantitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency and interest rates.
Foreign Currency Exchange Risk
Our consolidated financial statements are presented in U.S. dollars, and our functional currency is the U.S. dollar. Since the majority of our sales are denominated in U.S. dollars, our revenue is not currently subject to significant foreign currency risk. However, a portion of our operating costs, consisting principally of personnel-related costs, are denominated in NIS. In addition, some foreign operating expenses are denominated in the currencies of the countries and territories in which our third-party vendors are located and may be subject to fluctuations due to changes in foreign currency exchange rates. Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our results of operations.
Interest Rate Risk
At December 31, 2020, our borrowings under our credit facilities bear interest at a variable rate; therefore, we are exposed to market risks relating to changes in interest rates on such borrowings. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.
Recently Adopted Accounting Pronouncements
See Note 2 to our consolidated financial statements included elsewhere in this prospectus for more information.
Emerging Growth Company Status
We are an “emerging growth company” as defined under the JOBS Act. Section 107 of the JOBS Act provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we: (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. See the section titled “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for more information.

BUSINESS
Who We Are
We are a consumer tech platform that is built to transform the global beauty and wellness market.
Our commitment to innovation through our proprietary technology is matched only by our commitment to developing empowering products of the highest quality. Our first brand, IL MAKIAGE, is the fastest growing digital, direct-to-consumer, or DTC, beauty brand in the United States, according to Digital Commerce 360, and is building significant global momentum.
Our success is based on our outsider approach. We are a technology company seeking to reinvent every aspect of a massive industry. Our tech team is the largest team within our company today and comprises over 40% of our headcount. We invest heavily in data science, machine learning, and computer vision, and we have an evergreen commitment to exploring, and investing in emerging technologies. Our technology innovations, when combined with our world-class physical product range and compelling brands built to win online, aim to eliminate significant friction for customers and support a seamless end-to-end user experience.
We deploy algorithms and machine learning models leveraging user data seeking to deliver the precise product match, all while providing what we believe to be a superior experience to what is possible in a physical store.
We harness our user data to develop physical beauty and wellness products that deliver best-in-class performance and functionality. We never settle on quality. If our data doesn’t show it is the best we can deliver, we won’t launch it.
It requires marrying two different worlds of tech and physical products. It’s not enough to build smart machine learning models, they need to be trained to match physical products.
Since our first digital brand launch in 2018, we have disrupted the way millions of consumers shop for beauty products by bringing them online and transforming the shopping experience. We have built a platform of over 25 million users that we have direct access to and have generated over 1 billion unique data points through our digital, DTC model.
Our business has a powerful and rare combination of scale, growth, and profitability. Since our launch, we have proven our ability to quickly achieve success in new international markets, products, and categories. In just three years of operation and simultaneous with our rapid revenue growth, we achieved profitability. During the year ended December 31, 2020, we have scaled to $137.8 million of gross revenue, representing more than 100% growth from the prior year, and achieved a gross margin of 71.3%, net income margin of 11.4%, and Adjusted EBITDA margin of 20.1%.
We built the ODDITY platform to support a diverse portfolio of current and future owned and partnered beauty and wellness brands, with a shared technology backbone, infrastructure, and commitment to rigorous process. In 2019, we launched our in-house New Ventures brand incubator with a mandate to pursue additional product categories ripe for disruption through our technology-powered platform. We launched our second brand, SpoiledChild, in February 2022 to lead the wellness category online, and are developing additional standalone, digitally native brands for future launches.
The Scarce Combination of Scale, Growth, and Profitability
We evaluate the strength of our business model based upon our ability to simultaneously achieve our three pillars of success–scale, growth, and profitability–today and into the future. We see an industry full of beauty brands that lack scale, DTC models that lack profitability, and legacy beauty models that lack growth. Our rare combination of all three validates the attractiveness of our go-to-market strategy.
We have grown rapidly since our founding having doubled our gross revenue each year for the past three years. Our gross revenue grew over 100% year-over-year to $137.8 million in the year ended December 31, 2020. In just 18 months and simultaneous with our rapid revenue growth, we achieved profitability. During the year ended December 31, 2020 we generated net income of $13.2 million and Adjusted EBITDA of $23.4 million, which implies 11.4%, gross margin of 71.3%, and 20.1% net income margin and Adjusted EBITDA margin, respectively.
•
Scale: $138 Million Annual Gross Revenue Achieved in 2020 ($116.3 Million Net Revenue).   ODDITY’s first brand, IL MAKIAGE, has captured significant market share in the fragmented complexion category in the three years after its launch. The power of our technology and DTC model has been validated by successful launches of IL MAKIAGE in various geographies.

•
Growth: 100% 3-Year CAGR.   We have doubled our gross revenue every year since our first digital brand launch in 2018. The IL MAKIAGE brand is the fastest growing beauty brand in the United States, according to Digital Commerce 360, with significant runway for growth across product categories and markets ahead. We see attractive growth potential for SpoiledChild and the additional brands we are developing, as well as potential platform acquisitions and partnerships.

•
Profitability: Double-Digit Adjusted EBITDA Margin.   We believe we have achieved leading profitability in record time relative to other DTC businesses. Our 11.4% net income margin and 20.1% Adjusted EBITDA margin for the year ended December 31, 2020 is a function of our attractive unit economics, including gross margin of 71.3%. By 2021, we achieved 3.1x 12-month lifetime value, or LTV, to customer acquisition cost, or CAC. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding these measures.

Building a Platform to Transform a $601 Billion Market
We operate a different model to that of the incumbents that have dominated the global beauty and wellness market. This distinctive approach is core to our competitive advantage and ability to disrupt the market.
Outsiders by Design
Disrupting a market requires outside thinking. Our organization is built entirely by beauty industry outsiders, who come with fresh thinking, a focus on innovation, and a desire to drive continuous improvement.
Technology First
Our business model is centered on our in-house technology capabilities, with leading expertise in data science, machine learning, and computer vision. We operate a cutting-edge R&D and technology center in Tel Aviv that is fully integrated with our business operations in New York City. Our tech team is the largest team within our company today and comprises over 40% of our headcount. Our investments in and focus on recruiting top technology talent is a key component of our strategy. We expect our technology roadmap will define the future of beauty.
Data Drives Our Business
We deploy our technology to better understand customers and anticipate their wants and needs. Our data moat is supported by our more than 25 million users and drives all aspects of our business, including revenue, marketing, distribution, operations, and development of new products and brands. It creates a significant competitive advantage in acquiring users digitally, driving our high engagement and strong and improving repeat purchase rates. We believe this data-driven approach is a key difference relative to industry incumbents, who are largely wholesale brands without data and technology advantages, and who heavily rely on retail partner platforms for consumer insights.
Superior Product Efficacy
Our data-centric strategy enables us to create and deliver superior products to our customers and build differentiated brands across the beauty and wellness space. From inception, we construct each brand by thoughtfully leveraging data and employing an exhaustive testing process with our global user base, to determine product-market fit and develop formulations. We are committed to only launching a product when our user data shows there is a real consumer need and that our product quality gives us the ability to win.
The Growth Opportunity Ahead
With our rapidly growing base of over 25 million users, we are unlocking distribution for wellness and beauty online. We aim to launch a new, standalone digitally native brand on a regular cadence to disrupt new categories. Each brand will have different teams and leadership, but we plan to have all brands served by our centralized technology and data science teams.
The strength of our playbook is demonstrated by the rapid and consistent success we have seen with the IL MAKIAGE brand in the United States, Canada, the United Kingdom, or UK, Germany, and Australia. We see significant potential not only for the IL MAKIAGE brand, but broadly across the global beauty and wellness market to disrupt additional product categories and markets. Our organization is set up to scale in multiple vectors: through continued growth of the IL MAKIAGE brand, through homegrown brand launches including SpoiledChild via our New Ventures incubator, and through selective partnerships and M&A.
Our Market Opportunity
We operate in the highly attractive $601 billion global beauty and wellness market as defined by the global beauty, personal care and dietary supplements market per Euromonitor, which is characterized by its large size, secular tailwinds, high growth, and compelling gross margin profile. We believe this market is ripe for disruption, dominated by established, largely offline, wholesale models that we feel have not sufficiently evolved to meet changing consumer preferences for a digital, personalized, and customized experience.
Beauty and Wellness Represents a Massive Market Ripe for Digital Disruption
Today’s beauty and wellness market is dominated by multi-brand brick-and-mortar retailers. Despite its size and prevalence in our daily lives, the industry has been slow to transform. According to Euromonitor, in 2021, online sales accounted for only 17% of total sales in the broader beauty and personal care industry globally. In China alone, online sales in beauty and personal care account for 37%, per Euromonitor, representing a massive opportunity for deeper online penetration.
We believe that this underdevelopment of online as compared to other retail categories, such as apparel, is a function of the following:
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Established Offline Players.   Legacy players continue to perform well by leveraging offline channels as the main gateway to the consumer. Therefore, these companies have little incentive to adopt change in their businesses.

•
Lack of Disruptors.   In the beauty and wellness category, technological disruptors are required to develop physical products in addition to industry-defining technology. This requirement makes it less compelling to technology teams and increases the barrier to entry.

•
Consumer Knowledge Gap.   Beauty and wellness products are complex and require a high degree of personalization across attributes like shade matching and formulation. Without technology to help with selection, and with high price points that increase the cost of getting it wrong, consumers are compelled to shop in physical stores to get the right product.

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Outsourced Digital Distribution.   The majority of the market is wholesale brands that sell to powerful and consolidating retail partners. The reliance of wholesalers on these distribution partners has made it difficult for beauty and wellness companies to invest in their brand.com capabilities, or risk disintermediating retail partners. Retailers are asserting increasing power in this sphere through retail media and other initiatives.

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Scale and Profitability Trade-off.   Various independent beauty brands have emerged in recent years, but it has been difficult for these new entrants to achieve sustainable scale or profitability without the help of third-party retailers. This reliance can reduce the efficiency of marketing spend, while increasing risks of boom-bust revenue cycles based on an overreliance on retailer merchandising decisions.

•
Limited Data.   Brands that outsource digital distribution to third parties usually have limited access to the consumer data that can be used to drive further online adoption. We believe legacy companies either place little emphasis on, or have no direct method to efficiently collect consumer data. The lack of a direct data connection between companies and consumers impedes product innovation and personalization.

Legacy Beauty is Plagued with Problems
The beauty and wellness industry has been slow to innovate. The products are typically used daily and replenished often, yet, the legacy journey to purchasing these products is far from the convenient and efficient digital experience many consumers prefer. It has lacked education and personalization historically and is typically:
•
Overwhelming and Complicated.   The discovery and inspiration process involves complex steps of browsing through an overwhelming assortment of products, often without much differentiation and filled with marketing jargon, and manually seeking out advice through disparate means to self-educate and parse out what is individually suitable for each consumer.

•
Time-Consuming.   The legacy consumer journey to buy cosmetics or skincare products largely entails going in person to a department store or a specialty retailer to try on and sample products. Different stores carry different brands, and inventory levels can vary across stores. It is not uncommon for consumers to navigate multiple stores before they can find what they want.

•
Plagued by Overspending.   Product recommendations often rely on the naked eye and human judgment, creating a consumer journey plagued by trial-and-error. Consumers often go through multiple steps of returns and purchases before they find the right product, which leads to overspending.

•
Not Personalized:   The beauty and wellness industry has been built to maximize individual transactions rather than optimize each individual consumer’s journey over time as needs and preferences evolve. We believe legacy companies cannot efficiently collect consumer data at scale, which impedes personalization.

We believe the winner in the beauty and wellness industry will be the company that recognizes that technology, data and online capabilities are at the core of the business, and can leverage these strengths to innovate and address rapidly changing consumer preferences. We believe the combination of our almost entirely online and DTC business model, deep technology expertise, and best-in-class product offerings positions us best to address the modern-day beauty and wellness consumer.
The Power of Digital, Direct-to-Consumer
The potential reach of a successful online DTC model is significant — unconstrained by physical store footprints or local marketing limitations. Our technology-powered model has the ability to reach a broad and diverse audience in beauty and wellness.
Today, the IL MAKIAGE brand is the fastest growing digital, DTC beauty brand in the United States, and is building significant global momentum. We are a gateway for online adoption, with almost half of our customers making their first online beauty purchase with us. We expect our market share position to strengthen as beauty and wellness purchases increasingly shift online.
An Expansive Customer Demographic
Our DTC model allows us to build funnels that attract a broad range of customers. We convert customers across geographies, demographic characteristics, and purchasing behavior. As of

December 31, 2021, our customer base was distributed evenly across the United States, with representation across different age groups and skin tones. Our direct, tech-enabled and data-driven model strongly appeals to young audiences, including Millennials and Gen Z, giving us a unique opportunity to capture this growing source of demand and compete in categories traditionally dominated by legacy brands with waning relevance.
IL MAKIAGE attracts users from a wide range of brands and price points. A large portion of customers trade up from so-called “mass priced” brands that offer products at prices 3 to 4 times less than our prestige product range. We believe this desire to trade up reflects our brand strength, the superior experience our platform delivers to customers, and better value they get from our product efficacy and quality.
A Holistic End-to-End User Journey Enabled by Technology
ODDITY is powered by our vision and commitment to revolutionize the beauty and wellness industry through technology innovations and outside thinking. We have built a holistic, end-to-end customer journey, with each of our user touchpoints seeking to enhance and optimize the overall experience. Our integrated model aims to eliminate significant friction, bringing discovery, product matching, tutorial, purchase, and repeat engagement under a single platform. We do so by making technology core to our business model and through proprietary innovations, including:
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Kenzza.   We believe Kenzza, our video-on-demand beauty platform, is the world’s largest library of bespoke beauty media content. Users find education and inspiration from our in-house content, custom made for us by some of the world’s most influential beauty creators.

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PowerMatch / SpoiledBrain.   Dozens of machine learning models deliver product recommendations with precision, saving our users time and effort, and driving conversion.

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Computer Vision / Hyperspectral.   Patented software for hyperspectral recovery allows us to replace an expert’s eyes by giving every mobile phone camera the capabilities of a $20,000 hyperspectral instrument.

Proprietary, Actionable Customer Data
Based on our experience, consumers in our category want to be asked, not told what products will work for them. They want personalization and customization, not a one-size-fits-all approach. They want a product that is tailored to their individual needs.
From inception, our platform was built on the premise of asking and learning. We bring visitors to our website, turn them into users by asking questions, learn what they want, convert them into customers, and then watch them become repeat customers.

As we engage with our users directly, versus through third-party retailers, we own the customer experience and have direct access to valuable, real-time user data. Our more than 25 million users have generated over 1 billion unique data points that we have used across multiple vectors:
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Product recommendations:   We deliver the precise product, formulation, and shade to make selection easy, driving acquisition and conversion.

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Remarketing and retargeting:   We offer users accurate, personalized and relevant educational and product content, which drives engagement and increases our return on marketing spend.

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New product and brand development:   We listen to our users on the products, formulations, and use cases that they want, increasing our product launch success rate and accelerating our product development cycles.

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Training our machines:   We did not wake up flawless. As pioneers of online beauty and wellness, we learned with our machines how to smooth out the blemishes. We invested time and money — that we believe others cannot keep pace with — to drive continuous improvement in our product and business. The data we collect from our users further powers our machine learning capabilities and enables us to continuously improve the advantages described above.

Loyal Customer Behavior
Our data and consumer tech platform, coupled with our DTC model, drives high customer loyalty and strong and improving repeat purchase rates across customer cohorts. Our 12-month U.S. net revenue repeat purchase rate for our Q4 2020 customer cohort was 45% as of the fourth quarter of 2021. We have achieved this level of platform engagement with more than 45% of our gross revenue coming from unpaid sources for the year ended December 31, 2020. We believe that the combination of high data driven conversion rates and high repeat purchase rates lead to a strong and profitable business model. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting Our Performance” for additional information regarding our net revenue repeat purchase rate and customer acquisition and retention.
U.S. Net Revenue Repeat Purchase Rates
12-Month Rates
by Quarterly Cohorts
3-, 6-, 9- and 12-Month Rates
by Monthy Cohorts

Gross Revenue Mix from Paid vs. Unpaid Sources (%)
Across ODDITY, technology and data drive all business functions from product development to marketing and operations to enabling our powerful digital, DTC model. This in turn allows us to provide what we believe to be a superior customer experience, from data-driven personalized recommendations, and a library of creator-led content for tutorials and engagement, to seamless online check-outs and deliveries. Our relentless focus on creating a superior and delightful customer experience has increased our efficiency in user acquisition and conversions and accelerated our growth, allowing us to reach profitability only eighteen months post-launch.
When Beauty Meets Israeli Technology
We operate an elite technology organization, and technology is at the center of everything we do. An ethos of innovation, creation, agility, and disruption permeates our entire company. Our dedicated workforce of in-house engineers, data scientists, computer vision, and product teams comprises over 40% of our global headcount. Our tech team is completely integrated with the business teams, working hand-in-hand across areas like growth, customer experience, marketing, and product development to drive the business.
To execute our extensive roadmap, we deploy new versions of our platform and funnels every week. The multiple deployments improve and add features that the customer wants and needs.
Our operating method is a hallmark of the most advanced technology companies and allows us to keep a strong pace of innovation and execution as we scale. The tech team is organized in squads devoted to key domains, each organized as small standalone startups with dedicated project managers, software developers, and quality assurance. This allows all teams to push domains in parallel and avoid bottlenecks. We work in weekly sprints that include planning, coding, deploying, testing, analyzing performance, and optimizing.
We take enormous pride in our tech team. We recruit from the most attractive pockets of talent in the world, and our tech team receives focus from the highest levels of leadership in our organization. With tech leadership based in Tel Aviv, one of the most advanced R&D hubs in the world, ODDITY’s R&D organization has attracted talent from elite Israeli technology centers including the Israeli Defense Forces’ Unit 81, its Special Operations Division’s technology unit.
Massive Data Usage Fuels Growth and Profitability
We are a data-driven company and one of our significant differentiators is the vast amount of quality, actionable data that we are able to collect on our users and our products. We leverage this data to drive almost every aspect of the business and to enhance our customer experience.
We have gained over 1 billion unique data points from over 25 million users. We believe ODDITY has one of the largest databases in the beauty and wellness industry. Each of our brands can generate and collect its own data, and we can leverage the aggregation of user data points across all ODDITY brands to create platform-level synergies, enhance growth, and expand into other countries and product categories. In addition to the business advantages, this continuous data building further allows us to refine and optimize our algorithms to drive higher accuracy of product matching models.
ODDITY’s consumer tech platform has the benefit of utilizing IL MAKIAGE’s existing machine learning models, which took years to perfect via trial and error. At the forefront of applying machine-learning to the beauty industry, our data advantage has provided ODDITY with speed-to-market, high efficacy product, and high customer satisfaction. As compared to traditional beauty companies that rely on wholesale distribution models and lack user data collection, we believe that our technology and massive existing user base would be difficult for other companies to achieve or replicate.
We gather insights from a massive amount of sources and leverage data in five main ways:
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Generating revenue

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Remarketing/retargeting users

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Developing new products

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Developing new brands

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Training our machines

We believe the combination of our consumer tech platform and our DTC model enables us to collect substantially more data than others in our space, which creates a flywheel that continuously improves and drives the business.
Our Proprietary Tech Products Change the Way Consumers Shop for Beauty Online
We are a technology company at our core and have created a purpose-built platform for the beauty and wellness industry to scale our digitally native brand portfolio. Our platform delivers the future of beauty and wellness to consumers by addressing the complex demands they face when buying online. Our core technology products should and will serve multiple brands:
PowerMatch / SpoiledBrain
Our proprietary algorithms and machine learning models match customers with accurate complexion and beauty products. Using artificial intelligence, or AI, PowerMatch and SpoiledBrain help users identify the correct products, formulations, and shades, reducing the risk of incorrect selection and eliminating the need to physically try on products in-store. We use many real-time predictions drawn from our pool of user data and are constantly improving our models to increase accuracy and conversion.

Computer Vision
Patented software technology allows existing smartphone cameras to provide hyperspectral information, which until now could only be obtained using expensive, dedicated, and complex hyperspectral cameras that cost $20,000 or more. Our hyperspectral vision technology can detect 31 wavelengths that are invisible to the human eye. By applying unique, physics-based AI technology to recover and interpret this hyperspectral information, we can analyze skin and hair features, detect facial blood flows, monitor heart-rate, and create melanin and hemoglobin maps.
We believe this hyperspectral imaging technology will allow us to rapidly expand our product capabilities with a lower amount of data needed for our machine learning models, such as more personalized products and brands in categories that traditionally require in-person diagnostics.
Kenzza
We believe we own the largest collection of on-demand bespoke beauty media content in the world, created by our incredible global network of beauty and wellness content creators. Through thousands of videos available for streaming. Kenzza, our proprietary and patented platform, brings video-on-demand content and experiences that change the way users buy beauty online. Instead of showing more products, we are providing content and education. This unparalleled education engine leads to high user confidence and therefore lower friction, which drives scale and profitability. The technology supports features that we believe matter to our users, including custom video navigation and product tagging, to deliver a content experience not possible on other platforms like YouTube or Instagram. Further, our custom-built digital media platform allows us to scale content easily across a wide range of creators and geographies. Kenzza is an important part of our international and new category expansion strategy as we launch with a full library of content from local creators in local languages to deliver an authentic and supportive experience for our users.
The ODDITY Platform is Unlocking Distribution for Beauty and Wellness Online
Based on the success and online demand we have experienced in the past three years, we believe that beauty will be 50% online in the near term. We are uniquely positioned for the future of beauty and are years ahead in terms of technology and online capabilities. We believe our business is completely different from those of the legacy beauty companies.
With over 25 million unique users as of December 31, 2021, we are unlocking distribution for wellness and beauty online. Our strategy is to grow separate and standalone digitally native brands to disrupt new categories.
New Ventures
We established our New Ventures brand incubator in 2019 to leverage our platforms, technology, and leadership to disrupt more categories and build new brands, designated 100% for online. The New Ventures team operates with the mandate to build brands from start to finish, while targeting the most attractive pockets of demand in the global beauty and wellness market. We see an abundance of opportunity to disrupt categories with the following characteristics:
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Large Market Size.   The global $601 billion beauty and wellness market is full of large sub-markets where consumers have significant demand and willingness to pay for functional products.

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Consumer Pain Points.   Categories in which our data indicates there is low consumer satisfaction with existing available products/brands.

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Dominance of Older, Unexciting Brands.   Category leaders that lack appeal for a younger generation, and anchor on themes and brand equity that no longer resonate with a younger consumer’s needs.

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Legacy Distribution.   The category remains largely offline with insufficient technology deployed to engage a digitally native consumer.

IL MAKIAGE
IL MAKIAGE is a prestige DTC beauty brand powered by ODDITY’s consumer tech platform, which leverages data science, machine learning and computer vision capabilities to deliver state-of-the-art online experiences for consumers.
IL MAKIAGE defines and builds the future of beauty by using ODDITY’s unparalleled technology to connect people with a superior, painstakingly tested, wide range of beauty products.
Since the brand’s launch in 2018, IL MAKIAGE has converted millions of consumers from shopping for beauty products in stores to making purchases online and disrupted the industry in the process. Our exceptional products and unparalleled technology have contributed to IL MAKIAGE’s massive success as the fastest growing online beauty brand in the United States according to Digital Commerce 360.
In 2020, IL MAKIAGE started its global expansion, following launches in the UK, Germany, and Australia. The company is experiencing tremendous momentum globally with a quarter of its revenue coming from outside the United States as of December 31, 2020.
SpoiledChild
We launched our multi-category second brand, SpoiledChild, in February 2022 to disrupt the wellness industry. SpoiledChild is a prestige DTC, online-only wellness brand powered by ODDITY’s scalable technology platform, including its AI and machine learning capabilities, along with superior products and sustainable design.
Empowering a new generation of consumers to redefine the rules of aging, SpoiledChild allows consumers to control their future by offering an individualized approach to age-control.
Through SpoiledBrain, the brand’s proprietary machine learning algorithm, SpoiledChild matches customers to their perfect wellness products across multiple categories based on their unique individual profile. Our multi-category wellness offering, with a full line of products addressing hair, skin, and other health and wellness needs, was developed through a wide-scale, meticulous consumer-first product development process to ensure efficacy across a diverse spectrum of consumer goals and concerns.
SpoiledChild has sustainability at the center of its purpose to create products that give the customer control of their future and impact on the planet. SpoiledChild features patented refillable packaging and a sustainable mindset, designed to reduce waste.
Our Competitive Strengths
We have created something new: an industry-redefining, digitally native beauty and wellness company built around an extensible consumer tech platform. Our competitive strengths include:
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Israeli Technology to Disrupt the Beauty and Wellness Category.   Innovation is core to our culture. Our team of beauty outsiders sought to disrupt the beauty industry from within by developing a proprietary, scalable technology platform that is purpose-built for DTC beauty and wellness. Our tech team is the largest team within our company today and comprises over 40% of our global headcount. Everything we do, from product development to marketing to operations, is grounded in the data we optimize from users. Data and machine learning drive the business and results. Our roadmap is full of tech products and capabilities that we believe will define the future of beauty and our network in the Israeli tech scene allows us to have strong visibility into new technologies that will help us shorten timelines to innovation.

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Data and Online, DTC Business Model.   Our obsession with data drove us to build a massive data moat, supported by 25 million users and over 1 billion unique data points. Our data drives revenue, product development, marketing, distribution, operations, and new brand development. It creates a significant competitive advantage in acquiring users digitally, driving our high engagement and improving repeat purchase rates. Since the launch of our first brand, IL MAKIAGE, we have been continuously refining our machine learning models. Our extensive data moat allows us to build machine learning models with zero-example learning capabilities to drive efficiencies and speed to market for new product launches. In turn, our AI capabilities deliver a hyper-personalized beauty experience to the customer to drive customer loyalty and repeat purchase rates.
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Extensible Platform Built for Developing and Scaling Transformative Brands.   ODDITY’s consumer tech platform was created to launch transformative products and brands across the beauty and wellness space. With our rapidly growing user base, we are unlocking distribution for wellness and beauty online. We aim to launch a new, standalone digitally native brand on a regular cadence to disrupt new categories. Each brand will have different teams and leadership, but we plan to have all brands served by our centralized technology and data science teams. Our proven brand development playbook began with the launch of IL MAKIAGE in 2018, which became the fastest growing beauty brand in the United States. We are focused on investing in our technology platform rather than just the top-down brand. To drive platform expansion, our New Ventures in-house incubator is guided by two goals–first, identifying new categories to be disrupted online and second, building new brands for a superior user experience. We continue to invest heavily in the growth of our New Ventures team. To start, our data-driven approach to new launches begins with extensive market research and blind product testing to create the superior product in its category. Through the combination of our New Ventures team, existing user data, product match technology, and in-house marketing capabilities, we are able to effectively develop new brands, including in categories beyond cosmetics, and introduce them to targeted customers. SpoiledChild’s launch in February 2022 is proof of our technology platform’s extensibility as we advance into the age-control skincare and hair care markets.

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Strong Unit Economics Creates a Proven Business Model.   The strength of our unit economics underpins our ability to scale and grow profitably. By 2021, we achieved 3.1x 12-month LTV to CAC. In just 18 months and simultaneous with our rapid revenue growth, we achieved profitability. During the year ended December 31, 2020 we generated net income of $13.2 million and Adjusted EBITDA of $23.4 million. Our 71.3% gross margin, 11.4% net income margin, and 20.1% Adjusted EBITDA margin for the year ended December 31, 2020 are functions of our attractive unit economics. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding these measures.

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Founder-Led Management Team.   Our entrepreneurial brother-sister founding team saw an industry ripe for disruption after observing the disconnect between online beauty discovery and offline purchasing behavior. As our name suggests, our corporate DNA values the ability to be unconstrained by historical conventions. We are uncompromising in our mission to make the first move, set the pace for the industry, take big swings, and continuously raise the bar — wild vision combined with hard work and a hands-on approach.

Our Growth Strategies
Our intention is to sustain our high-growth and attractive margin profile that consistently delivers great outcomes for our stakeholders. To do this, we believe it is vital to have a clear long-term growth strategy that guides our continued investments in areas that align with our customers’ wants and needs, and our own growth objectives.
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Continue to Build Our User Base.   We aim to continue to grow our user base globally as we launch in new geographies, categories and brands.

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Convert Users into Customers.   We have succeeded in converting our users into customers through our data-driven personalization engines. Our massive amount of data points on our users allows us to convert users to customers at high conversion rates over time. We generate a high contribution margin through this conversion. As of December 31, 2021, we had 3 million active customers.

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Continue to Increase Customer Loyalty and Wallet Share.   We continuously seek to deepen our existing customer relationships to improve our already strong and growing revenue retention rates and increase our wallet share. Our 12-month U.S. net revenue repeat purchase rate for our Q4 2020 customer cohort was 45% as of the fourth quarter of 2021. We continue to drive repeat behavior through improvements in data-driven personalization, product recommendations, customer service, and engagement, in addition to new products and brands launches that are all informed by customer data. New brand launches are core to our growth strategy and will enable us to unlock the potential for our customers to cross-shop brands. Each of these initiatives is designed to increase the loyalty and LTV of our users.
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Expand Our Global Footprint.   Our upfront investments in technology allow us to scale in new markets quickly and with limited asset intensity. Our rapid and profitable expansion into the UK, Germany, and Australia gives us confidence in our ability to drive a large part of our business overseas. Sales outside of the United States accounted for approximately 25% of our total sales for the year ended December 31, 2020, significantly below the penetration level of our large global competitors and providing significant room for growth. When entering a new geography, we market directly to consumers via our localized multilingual digital platform, have a dedicated native customer support team, and ramp up our digital marketing spend.

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Grow the IL MAKIAGE Brand.   We estimate that IL MAKIAGE comprises less than 2% of the total beauty market in the United States, per Euromonitor, with the potential to significantly increase market share driven by the brand’s differentiated, digital and data-first approach to customer acquisition and retention.

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Expand Our Portfolio of Brands.   We have a proven track record of launching transformative brands. When we launched IL MAKIAGE three years ago in the United States, and subsequently in the UK, Germany, and Australia, we did so without meaningful brand awareness or recognition, leveraging our investments in data and technology to rapidly scale. This playbook is extensible to incremental brands layered into our portfolio, developed both internally through our New Ventures incubator, or brought in via partnerships and acquisitions. Most recently, we launched SpoiledChild in February 2022. We believe that expanding the scope of our platform to additional product categories will further expand our addressable market.

Sales and Marketing
Our sales and marketing capabilities represent a core and differentiated competency that is essential to the success of the ODDITY platform. We are focused on continuing to acquire new users efficiently, and building brand awareness and a demand generation engine.
Over the last three years, we have invested heavily in building a talented in-house marketing team, while also developing proprietary technologies that enable us to build data-driven and highly personalized campaigns that can scale globally on digital platforms. Unlike the majority of consumer brands, our in-house marketing team manages our performance marketing from end-to-end, without the use of outside agencies. This has led to a high level of platform engagement from both new acquisitions and repeat purchases.
Our proprietary technologies and robust first-party database enable us to achieve best-in-class, cost-effective, and data-driven digital marketing and user acquisition. We also design innovative marketing programs that help increase brand awareness by targeting people who we believe have a higher propensity to engage with our platform and buy from our merchants. We continue to partner with various social media platforms to ensure we gain exposure with broader audiences.
We currently acquire new users through a variety of marketing channels including social media, search engine optimization and brand-oriented marketing campaigns. We rely on our data to understand consumer behavior and long-term value of the customer which guide our acquisition strategy. We also utilize data in determining how best to engage our users and seek to optimize the mode, timing and frequency of interactions across digital advertising and emails.
Supply Chain
ODDITY has built a scalable, efficient, and resilient supply chain to support our operations globally. We source our raw materials, packaging, assembly services, and other products from a diversified base of leading third-party suppliers, selected based on their strengths and areas of expertise, and evaluated against rigorous testing and a mathematically based scoring model to determine which product to launch. We believe that our supplier base has adequate resources and facilities to support our future growth and is robust enough to withstand unforeseen supply interruptions and external market shocks. This approach is distinct from most legacy beauty companies, who are more concentrated across products with a small group of manufacturing partners.
In response to unprecedented pandemic-related supply chain disruptions, we have implemented a comprehensive supply chain resiliency program to ensure uninterrupted supply of our products. This includes engaging redundant suppliers where possible as well as carrying higher levels of inventory. We believe that we are well-positioned to withstand any reasonably foreseeable supply chain disruptions.
Distribution and Fulfillment
We primarily utilize third parties to warehouse and distribute our products throughout the world. We have recently significantly expanded the order fulfillment capacity of our fulfillment and distribution center network, and we believe that we have sufficient capacity to support current and reasonably anticipated future requirements. We are continually assessing our fulfillment and distribution network to align our capacity with anticipated regional sales demand and planned expansion into new markets. Additionally, we continually look for opportunities to improve the customer experience and lower costs through the implementation of new processes and technology.
We utilize multiple outbound carriers for customer order fulfillment and distribution across the various markets where we operate. Our shipping carrier network is optimized to achieve targeted delivery times while minimizing costs. We maintain direct relationships with carriers in instances where we believe it will enable us to achieve lower costs.
Our People and Culture
Our people are key to our success. We are a diverse team of beauty industry outsiders by design, committed to using transformative innovation to deliver radically new solutions to our customers.
We work hard to create an environment where our employees feel empowered, and live by our core mantras:
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We’re boldly unconstrained

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We always outrun

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We take big swings

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We win every day

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We never fit in

As of December 31, 2021, we had 237 employees and entrepreneurs across our corporate offices. Our extraordinary team of engineers, data scientists, and computer vision experts are the largest team in our company. None of our employees are represented by labor unions, or work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy and Industry apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights. We have not experienced any work stoppages, and we believe that our employee relations are strong.
Competition
We believe that our relentless focus on technology and product innovation has helped us create an industry-redefining, digitally native beauty and wellness company. However, the beauty and wellness industry is highly competitive. Consumers have a significant number of options for their beauty and wellness needs. We face competition from beauty and wellness companies throughout the world, including multinational consumer product companies as well as independent brands.

We believe that our ability to compete successfully depends primarily on the following factors:
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continuing to advance our technology platform;

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leveraging our data and AI capabilities;

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maintaining and attracting customers;

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developing and launching new products and transformative brands;

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responding to changing consumer demands in a timely manner;

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maintaining the value and reputation of our brand;

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attracting and retaining a team committed to innovation;

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effectiveness of our products;

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accessible pricing;

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customer service; and

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effectiveness of our marketing strategies.

Government Regulation
Our cosmetic products are subject to regulation by the U.S. Food and Drug Administration, or the FDA, and the U.S. Federal Trade Commission, or the FTC, in the United States, as well as various other local and foreign regulatory authorities, including those in the EU, and other countries in which we operate. These laws and regulations principally relate to the ingredients, proper labeling, advertising, packaging, marketing, manufacture, safety, shipment and disposal of our products.
United States Regulation of Cosmetic Products
The Federal Food, Drug and Cosmetic Act, or the FDCA, defines cosmetics as articles or components of articles intended for application to the human body to cleanse, beautify, promote attractiveness, or alter the appearance, with the exception of soap. The labeling of cosmetic products is subject to the requirements of the FDCA, the Fair Packaging and Labeling Act, the Poison Prevention Packaging Act and other FDA regulations. Cosmetics are not subject to pre-market approval by the FDA; however, certain ingredients, such as color additives, must be pre-approved for the specific intended use of the product and are subject to certain restrictions on their use. For example, the use of dihydroxyacetone, or DHA, as a color additive in self-tanning products must comply with FDA regulations that impose strict limitations on impurities.
Additionally, the FDA recently published a white paper containing expert opinion on testing methods for the presence of asbestos in talc and talc-containing cosmetics. If a company has not adequately substantiated the safety of its products or ingredients by, for example, performing appropriate toxicological tests or relying on already available toxicological test data, then a specific warning label is required. The FDA may, by regulation, require other warning statements on certain cosmetic products for specified hazards associated with such products. FDA regulations also prohibit or otherwise restrict the use of certain types of ingredients in cosmetic products.
In addition, the FDA requires that cosmetic labeling and claims be truthful and not misleading. Moreover, cosmetics may not be marketed or labeled for their use in treating, preventing, mitigating, or curing disease or other conditions or in affecting the structure or function of the body, as such claims would render the products to be a drug and subject to regulation as a drug. The FDA has issued warning letters to cosmetic companies alleging improper drug claims regarding their cosmetic products, including, for example, product claims regarding hair growth or preventing hair loss. In addition to FDA requirements, the FTC as well as state consumer protection laws and regulations can subject a cosmetics company to a range of requirements and theories of liability, including similar standards regarding false and misleading product claims, under which FTC or state enforcement or class-action lawsuits may be brought.

In the United States, the FDA has not promulgated regulations establishing good manufacturing practices, or GMPs, for cosmetics. However, the FDA’s draft guidance on cosmetic GMPs, most recently updated in June 2013, provides recommendations related to process documentation, recordkeeping, building and facility design, equipment maintenance and personnel, and compliance with these recommendations can reduce the risk that the FDA finds such products have been rendered adulterated or misbranded in violation of applicable law. The FDA also recommends that manufacturers maintain product complaint and recall files and voluntarily report adverse events to the agency. The FDA monitors compliance of cosmetic products through market surveillance and inspection of cosmetic manufacturers and distributors to ensure that the products are not manufactured under unsanitary conditions, or labeled in a false or misleading manner. Inspections also may arise from consumer or competitor complaints filed with the FDA. In the event the FDA identifies unsanitary conditions, false or misleading labeling, or any other violation of FDA regulation, the FDA may request, or a manufacturer may independently decide to conduct a recall or market withdrawal of a product or to make changes to its manufacturing processes or product formulations or labels.
The FTC also regulates and can bring enforcement action against cosmetic companies for deceptive advertising and lack of adequate scientific substantiation for claims. The FTC requires that companies have a reasonable basis to support marketing claims. What constitutes a reasonable basis can vary depending on the strength or type of claim made, or the market in which the claim is made, but objective evidence substantiating the claim is generally required.
The FTC also has specialized requirements for certain types of claims. For example, the FTC’s “Green Guides” regulate how “free-of,” “non-toxic” and similar claims must be framed and substantiated. In addition, the FTC regulates the use of endorsements and testimonials in advertising as well as relationships between advertisers and social media content creators pursuant to principles described in the FTC’s Endorsement Guides. The Endorsement Guides provide that an endorsement must reflect the honest opinion of the endorser, based on “bona fide” use of the product, and cannot be used to make a claim about a product that the product’s marketer could not itself legally make. Additionally, companies marketing a product must disclose any material connection between an endorser and the company that consumers would not expect that would affect how consumers evaluate the endorsement. If an advertisement features endorsements from people who achieved exceptional, or even above average, results from using a product, the advertiser must have proof that the endorser’s experience can generally be achieved using the product as described; otherwise, an advertiser must clearly communicate the generally expected results of a product and have a reasonable basis for such representations.
Although the Green Guides and Endorsement Guides do not operate directly with the force of law, they provide guidance about what the FTC generally believes the Federal Trade Commission Act, or FTC Act, requires in the context using of “green” claims and endorsements and testimonials in advertising. Any practices inconsistent with the Green Guides and Endorsement Guides can result in violations of the FTC Act’s proscription against unfair and deceptive practices.
Foreign Government Regulation
European Union Regulation of Cosmetic Products
We currently market products that are regulated as cosmetic products in the EU. In the EU, the sale of cosmetic products is regulated under the EU Cosmetics Regulation (EC) No 1223/2009, or the EU Cosmetics Regulation, setting out the general regulatory framework for finished cosmetic products and their ingredients. The EU Cosmetics Regulation is directly applicable in, and binding on all EU member states and is enforced at the national member state level. Over the years, the EU cosmetics legal regime has been adopted by many countries around the world.
Under the EU Cosmetics Regulation, a “cosmetic product” is defined as “any substance or mixture intended to be placed in contact with the external parts of the human body (epidermis, hair system, nails, lips and external genital organs) or with the teeth and the mucous membranes of the oral cavity with a view exclusively or mainly to cleaning them, perfuming them, changing their appearance, protecting them, keeping them in good condition or correcting body odors.” Consequently, a product is considered to be a cosmetic if it is presented as protecting the skin, maintaining the skin in good condition or improving the appearance of the skin, provided that it is not a medicinal product due to its composition or intended use. By contrast, a substance or mixture intended to be ingested, inhaled, injected or implanted into the human body shall not be considered a cosmetic product, nor shall a product (i) the composition of which is such that it has a significant action on the body through a pharmacological, immunological or metabolic action; or (ii) for which medical claims are made. Legally, such a product is considered a medicinal product, not a cosmetic, in the EU. No test has been determined yet to determine the significance of the effect. A product may fall within the definition of both a cosmetic product and a medicinal product in which case the non-cumulation principle provides that the product will be regulated as a medicinal product (under the Medicinal Products Directive 2001/83/EC).
Generally, there is no requirement for pre-market approval of cosmetic products in the EU. The overarching requirement is that a cosmetic product made available on the EU market must be safe for human health when used under normal or reasonably foreseeable conditions of use. However, centralized notification of all cosmetic products placed on the EU market is required via the EU cosmetic products notification portal, or the CPNP. The company that is ‘responsible’ for placing a cosmetic product on the EU market (which could be the manufacturer, importer or a third person appointed by the former), referred to as the “responsible person”, is responsible for the safety of their marketed finished cosmetic products (and each of its ingredients), and must ensure that they undergo an appropriate scientific safety assessment before they are sold. Obligations of the responsible person further include:
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Manufacturing cosmetic products in compliance with GMPs.

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Creating and keeping a product information file, or PIF, for each cosmetic product, including test results that demonstrate the claimed effects for the cosmetic product, and the cosmetic product safety report.

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Registering and submitting information on every product through the CPNP.

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Complying with Regulation (EU) No. 655/2013, which lists common criteria for the justification of claims used in relation to cosmetic products.

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Reporting serious undesirable effects attributable to cosmetics use to national competent authorities and taking corrective measures where required.

Some ingredients used in cosmetic products must undergo rigorous evaluation, including safety assessments and quality testing to make sure that they are safe for use, for example preservatives, and can also be subject to additional procedures such as an authorization by the European Commission and/or prior notification on a separate module of the CPNP, for example nanomaterials. Additionally, the EU Cosmetics Regulation includes a list of ingredients that are prohibited and a list of ingredients that are restricted in cosmetic products (such as dihydroxyacetone, or DHA). A special database with information on cosmetic substances and ingredients, known as CosIng, enables easy access to data on cosmetic ingredients, including legal requirements and restrictions. We rely on expert consultants for our EU product registrations and review of our labeling for compliance with the EU Cosmetics Regulation.
The EU Cosmetics Regulation requires the manufacture of cosmetic products to comply with GMPs, which is presumed where the manufacture is in accordance with the relevant harmonized standards. In addition, in the labelling, making available on the market and advertising of cosmetic products, text, names, trademarks, pictures and figurative or other signs must not be used to imply that these products have characteristics or functions they do not have; any product claims in labeling must be capable of being substantiated and comply with the aforementioned list of common criteria.
Moreover, in the EU, animal testing is prohibited for finished cosmetic products and their ingredients. Marketing finished cosmetic products and ingredients in the EU which were tested on animals is equally prohibited.
Each member state appoints a competent authority to enforce the EU Cosmetics Regulation in its territory and to cooperate with the other member state authorities and the European Commission. The European Commission is responsible for driving consistency in the way the Cosmetics Regulation is enforced across the EU.

The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.
UK Regulation of Cosmetic Products following Brexit
The UK formally left the EU on January 31, 2020, commonly referred to as “Brexit”. Following the end of a transition period, since January 1, 2021, the UK operates under a distinct regulatory regime, and the aforementioned EU laws now only apply to the UK in respect of Northern Ireland (as laid out in the Protocol on Ireland and Northern Ireland).
As a consequence, from January 1, 2021, Schedule 34 of the Product Safety and Metrology etc. (Amendment etc.) (EU Exit) Regulations 2019, or the UK Cosmetics Regulation, applies to cosmetic products placed on the market in Great Britain, which includes England, Scotland and Wales. Cosmetic products placed on the market in Northern Ireland are still covered by the EU Cosmetics Regulation. However, to date, there are no significant differences between the frameworks of the UK Cosmetics Regulation and the EU Cosmetics Regulation.
Data Privacy and Security
We collect, store, use, share, and otherwise process data, some of which contains personal information. Consequently, our business is subject to a number of foreign, federal, state, and local laws, rules, regulations and industry standards governing data privacy and security, including with respect to the collection, storage, use, transmission, sharing, protection, and other processing of personal information and other consumer data. Such laws, rules, and regulations are changing, have differing interpretations, and may be inconsistent between jurisdictions or conflict with other laws, rules or regulations, which may complicate our compliance efforts. In the United States, numerous federal and state laws, rules, and regulations, including data breach notification laws, and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, protection, and other processing of personal information apply to our operations or the operations of our partners. For example, the CCPA, which became effective in January 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined and may include any of our current or future employees who may be California residents) and provide such residents new ways to opt-out of certain sales of personal information. The CCPA provides for severe civil penalties for violations as well as a private right of action for data breaches that result in the loss of personal information that is expected to increase data breach litigation. Further, in November 2020, California voters passed the CPRA, which is expected to take effect in most material respects on January 1, 2023. The CPRA significantly expands the CCPA, including by introducing additional obligations on covered companies, such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and creates a new entity, the California Privacy Protection Agency, to implement and enforce the law. Other state legislatures are currently contemplating, and may pass, their own comprehensive data privacy and security laws, with potentially greater penalties and more rigorous compliance requirements relevant to our business, and many state legislatures have already adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, data breaches and the protection of sensitive and personal information. Internationally, virtually every jurisdiction in which we operate has established its own data privacy and security legal framework with which we must comply, including but not limited to the EEA, the UK, and Israel. For example, the GDPR and the UK GDPR impose robust obligations on controllers and processors for the collection, control, use, sharing, disclosure, and other processing of data relating to an identified or identifiable living individual (personal data) and contain documentation and accountability requirements for data protection compliance.
See the section titled “Risk Factors — Risks Related to Data Privacy and Security, Information Technology, and Intellectual Property” for more information.

Intellectual Property
To establish, maintain, protect, defend, and enforce our intellectual property rights, we rely on a combination of trademark, patent, copyright and trade secret laws in the United States and certain other jurisdictions, as well as contractual arrangements.
Our primary trademark, IL MAKIAGE, and our logo have been registered in the United States as well as in a number of foreign jurisdictions, including Israel. We also own several trademarks for which applications for registration are pending including, among others, SpoiledChild. As of December 31, 2021, we owned approximately 51 trademark registrations and 13 applications for trademark registration worldwide. The registrations of our trademarks are effective for varying periods of time and may be renewed periodically provided we comply with all applicable renewal requirements, including, where necessary, the continued use of the trademarks in the applicable jurisdictions in connection with certain goods and services. We may consider pursuing trademark registrations for additional marks and in additional jurisdictions if and to the extent we believe such registrations would be beneficial to our business and cost-effective.
As of December 31, 2021, we have also registered various domain names that we use in the conduct of our business, including ilmakiage.co.il and ilmakiage.com.
We also enter into, and rely on, confidentiality agreements with our employees, consultants, contractors, business partners, and other third parties to protect our trade secrets, proprietary technology and other confidential information. We also enter into invention assignment agreements with employees and other third parties who develop intellectual property on our behalf. For information regarding risks related to our intellectual property and technology, please see the section titled “Risk Factors —Risks Related to Information Technology, Intellectual Property and Data Security and Privacy.”
Our Facilities
We lease approximately 17,258 square feet in New York, New York, where we operate our U.S. headquarters, and approximately 9,365 square feet in Tel Aviv, Israel, where we operate our corporate headquarters. We believe that our existing facilities are sufficient for our current needs. We believe that suitable additional or substitute space will be available as needed to accommodate changes in our operations.
Legal Proceedings
We are currently involved in, and may in the future be involved in, legal proceedings, claims, and government investigations in the ordinary course of business. These may include proceedings, claims and investigations relating to, among other things, regulatory matters, data privacy and cybersecurity, commercial matters, intellectual property, competition, tax, employment, pricing, discrimination and consumer rights.
The results of any current or future legal proceedings, claims or government investigations are inherently unpredictable and subject to significant judgment to determine the likelihood and amount of loss related to such matters. While it is not possible to predict the outcomes with certainty, based on our current knowledge, we believe that the final outcomes of any pending matters will not, either individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations. Regardless of the final outcome, however, litigation can have an adverse impact on us due to defense and litigation costs, diversion of management resources, reputational harm and other factors.

MANAGEMENT
Executive Officers and Directors
The following table sets forth the name and position of each of our executive officers and directors as of the date of this prospectus:
Name	Age	Position
Executive Officers
Oran Holtzman	38	Co-Founder, Chief Executive Officer and Director
Shiran Holtzman-Erel	34	Co-Founder, Chief Product Officer
Lindsay Drucker Mann	41	Global Chief Financial Officer
Jonathan Truppman	36	Chief Legal Officer
Niv Price	48	Chief Technology Officer
Non-Employee Directors
Michael Farello	57	Director
Executive Officers
Oran Holtzman is our co-founder and has served as our Chief Executive Officer and as a member of our board of directors since our inception. Mr. Holtzman holds a B.A. in Accounting and Business Management from The College of Management Academic Studies. We believe that Mr. Holtzman is qualified to serve on our board of directors because of his knowledge of our business, gained through his services as our co-founder and Chief Executive Officer.
Shiran Holtzman-Erel is our co-founder and has served as our Chief Product Officer since our inception. Ms. Holtzman-Erel holds a B.A. in Accounting and Economics from Tel Aviv University.
Lindsay Drucker Mann has served as our Chief Financial Officer since September 2021. Prior to joining us, Ms. Drucker Mann served as a Managing Director and head of Consumer and Consumer Tech Equity Capital Markets within the Investment Banking Division of Goldman Sachs & Co. LLC, where she worked from February 2005 to September 2021. Ms. Drucker Mann holds a B.A. in Computer Science from Brown University.
Jonathan Truppman has served as our Chief Legal Officer since January 2022. Prior to joining us, Mr. Truppman served as General Counsel and Corporate Secretary of Casper Sleep Inc. from February 2017 to December 2021. Mr. Truppman holds a B.A. in Political Science from Columbia University and a J.D. from Harvard Law School.
Niv Price has served as our Chief Technology Officer since July 2021. Prior to joining us, Mr. Price co-founded and served as director and Chief Executive Office of Voyage81 LTD from April 2018 until Il Makiage’s acquisition of Voyage81 LTD in July 2021. Mr. Price also served in the Intelligence Directorate of the Israeli Defense Forces from October 1995 to December 2016. Mr. Price holds an M.Sc. in Electrical Engineering from Tel Aviv University and a Master in Public Administration from Harvard University.
Non-Employee Directors
Michael Farello has served as a member of our board of directors since June 2017. Mr. Farello has served as Managing Partner of L Catterton Partners since January 2006. Mr. Farello has also served on the board of directors of Vroom since July 2015. Mr. Farello holds a B.S. in Industrial Engineering from Stanford University and a Master of Business Administration from Harvard Business School. We believe that Mr. Farello’s experience in the consumer retail industry and his experience serving as a director of other companies qualifies him to serve on our board of directors.

Family Relationships
Oran Holtzman and Shiran Holtzman-Erel, our co-founders and Chief Executive Officer and Chief Product Officer, respectively, are siblings.
Corporate Governance Practices
As an Israeli company, we are subject to various corporate governance requirements under the Companies Law, relating to matters such as external directors, the audit committee, the compensation committee, and an internal auditor.
After the closing of this offering, we will be a “foreign private issuer” (as such term is defined in Rule 405 under the Securities Act). As a foreign private issuer we will be permitted to comply with Israeli corporate governance practices instead of certain requirements of the corporate governance rules of        , provided that we disclose which requirements we are not following and the equivalent Israeli requirement.
We intend to rely on this “foreign private issuer exemption” with respect to      . Instead of the 33 1∕3% of the issued share capital quorum required under the corporate governance rules of      , pursuant to our amended and restated articles of association to be effective upon the closing of this offering, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold or represent at least       of the total outstanding voting rights, provided, however, that with respect to any general meeting of shareholders that was convened pursuant to a resolution adopted by the board of directors and which at the time of such general meeting we qualify to use the forms and rules of a “foreign private issuer,” the requisite quorum will consist of two or more shareholders present in person, or by proxy who hold or represent at least 25% of the total outstanding voting power (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on      . We may, however, in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules.
Board of Directors
Under the Companies Law and our amended and restated articles of association to be effective upon the closing of this offering, our business and affairs will be managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.
Under our amended and restated articles of association to be effective upon the closing of this offering, other than external directors, for whom special election requirements apply under the Companies Law, as detailed below, the number of directors on our board of directors will be no less than       and no more than       directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2023 and after, each year the term of office of only one class of directors will expire.
Our directors who are not external directors will be divided among the three classes as follows:

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the Class I directors will be       , and their term will expire at our annual general meeting of shareholders to be held in 2023;

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the Class II directors will be        , and their terms will expire at our annual meeting of shareholders to be held in 2024; and

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the Class III directors will be       , and their term will expire at our annual meeting of shareholders to be held in 2025.

         and          will serve as our external directors and, subject to their election within three months following this offering, will each have a term of three years.
Our directors, aside from our external directors, will be appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders. Holders of our Class A ordinary shares and Class B ordinary shares will vote together as a single class on the election of directors, with each Class A ordinary share entitled to one vote per share, and each Class B ordinary share entitled to      votes per share. However, (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors. Each director, aside from our external directors, will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.
Under our amended and restated articles of association to be effective upon the closing of this offering, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors (other than the external directors) from office and any amendment to this provision shall require the approval of at least 65% of the total voting power of our shareholders. In addition, vacancies on our board of directors may only be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our amended and restated articles of association to be effective upon the closing of this offering, until the next annual general meeting of our shareholders for the class of directors to which such director has been assigned by our board of directors.
Chairperson of the Board
Our amended and restated articles of association to be effective upon the closing of this offering provide that the chairperson of the board of directors is appointed by the members of the board of directors from among them. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer, unless approved by a special majority of our shareholders. The shareholders’ approval can be provided for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years.
In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors; the chairperson of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer; and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary but may serve as a director or chairperson of a controlled subsidiary.
External Directors
Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on        and who have a controlling

shareholder, are required to appoint at least two external directors, who must meet certain criteria to ensure that they are not affiliated with us or with any controlling shareholder of ours. The definition of “external director” under the Companies Law and the definition of “independent director” under the         rules overlap to some degree. However, since the definitions are not identical, it is possible for a director to qualify as one and not as the other.
The appointment of external directors must be made by a general meeting of our shareholders no later than three months following the closing of this offering, and therefore we intend to hold a meeting of shareholders within three months of the closing of this offering for the appointment our two current external directors        and        .
The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a meeting of shareholders, provided that either:
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such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

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the total number of shares voted against the election of the external director, by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director, does not exceed 2% of the aggregate voting rights in the company.

The term “controlling shareholder” as used in the Companies Law for purposes of all matters related to external directors and for certain other purposes (such as the requirements related to appointment to the audit committee or compensation committee, as described below), means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint a majority of the directors of the company or its general manager. With respect to certain matters (various related party transactions), a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.
The initial term of an external director is three years. Thereafter, an external director may be re-elected, subject to certain circumstances and conditions, by shareholders to serve in that capacity for up to two additional three-year terms, provided that either:
(i)   his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such re-election exceeds 2% of the aggregate voting rights in the company, subject to additional restrictions set forth in the Companies Law with respect to affiliations of external director nominees;
(ii)   the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described in the paragraph above; or
(iii)   his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).
The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including       , may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements (as described above regarding the re-election of external directors). Prior to the approval of the re-election of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.
External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances where the external director ceased to meet the statutory qualifications for appointment or violated their duty of loyalty to the company. An external director may also be removed by order of an Israeli court if, following a request made by a director or shareholder of the company, the court finds that such external director has ceased to meet the statutory qualifications for his or her appointment as stipulated in the Companies Law or has violated his or her duty of loyalty to the company. In addition, when an external director becomes aware of criteria to serve as an external director that are no longer met, he or she must inform the company and the service of such external director is automatically terminated.
If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a meeting of the shareholders as soon as practicable to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof and the compensation committee must, at all times, include at least two external directors. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.
The Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no controlling shareholder or any shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.
The term “relative” is defined in the Companies Law as a spouse, sibling, parent, grandparent or descendant, a spouse’s sibling, parent or descendant and the spouse of each of the foregoing persons. Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):
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an employment relationship;

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a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

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control; and

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service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined in the Companies Law as a director, general manager (i.e., Chief Executive Officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title,, and any other manager directly subordinate to the general manager.
In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority of an Israeli stock exchange. A person may also not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.
Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.
If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.
According to the Companies Law and regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below), provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the independence requirements of      rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications
A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of the following: (i) an academic degree in economics, business management, accounting, law, or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his or her position in the company or (iii) at least five years of experience serving in one of the following capacities or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business, (b) a senior position in the company’s primary field of business, or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.
Audit Committee
Companies Law Requirements
Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairperson of the committee. The audit committee may not include the (i) chairperson of the board; (ii) a controlling shareholder of the company; (iii) a relative of a controlling shareholder; (iv) a director employed by or providing services on a regular basis to the company, to a controlling shareholder, or to an entity controlled by a controlling shareholder; or (v) a director who derives most of his or her income from a controlling shareholder. In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:
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he or she meets the qualifications for being appointed as an external director, except for the requirement (i) that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed for trading outside of Israel) and (ii) for accounting and financial expertise or professional qualifications; and

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he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in his or her service as a director shall not be deemed to interrupt the continuity of the service.

Each member of our audit committee (each, as identified in the second paragraph of the section titled “— Listing Requirements” below) is an unaffiliated director under the Companies Law, thereby fulfilling the foregoing Israeli law requirement for the composition of the audit committee.
Listing Requirements
Under the corporate governance rules of        , we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.
Following the listing of our Class A ordinary shares on       , our audit committee will consist of       ,        and       .       will serve as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of       . Our board of directors has determined that       is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of      .
Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.
Audit Committee Role
Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules and the corporate governance rules of       and include:
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retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, to ratification by the shareholders;

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pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

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overseeing the accounting and financial reporting processes of the Company and audits of our financial statements, the effectiveness of our internal control over financial reporting, and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

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reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

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recommending to the board of directors the retention and termination of the internal auditor and the internal auditor’s engagement fees and terms, in accordance with the Companies Law, approving the yearly or periodic work plan proposed by the internal auditor and examining whether the internal auditor was afforded all required resources to perform its role;
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reviewing with our general counsel and/or external counsel, as deemed necessary, legal, and regulatory matters that could have a material impact on the financial statements;

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identifying irregularities in our business administration by, among other things, consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

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reviewing policies and procedures with respect to transactions between us and officers and directors (other than transactions related to the compensation or terms of service of the officers and directors), or affiliates of officers or directors, or transactions that are not in the ordinary course of our business, and deciding whether to approve such acts and transactions if so required under the Companies Law; and

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establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Compensation Committee
Companies Law Requirements
Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee generally (subject to certain exceptions that do not apply to the company) must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. The chairperson of the compensation committee must be an external director. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee. Each member of our compensation committee (each, as identified in the section titled “— Listing Requirements”) fulfils the foregoing Israeli law requirements related to the composition of the compensation committee.
Listing Requirements
Under the corporate governance rules of        , we are required to maintain a compensation committee consisting of at least two independent directors.
Following the listing of our Class A ordinary shares on       , our compensation committee will consist of      ,       and       .       will serve as chairperson of the committee. Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of     , including the additional independence requirements applicable to the members of a compensation committee.
Compensation Committee Role
In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:
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making recommendations to the board of directors with respect to the approval of the compensation policy for office holders and compensation policies must be approved every three years;

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reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates of the compensation policy;

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resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

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exempting, under certain circumstances, transactions with a chief executive officer from the approval of our shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of       and include among others:
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recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans (insofar as these relate to office holders in the company), and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

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reviewing and approving the employment terms of our office holders, including granting of options and other incentive awards and reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers, including evaluating their performance in light of such goals and objectives; and

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approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law.

Nominating and Governance Committee
Following the listing of our Class A ordinary shares on , our nominating and governance committee will consist of       , and         , with       serving as chair. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee, which include:
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overseeing and assisting our board in reviewing and recommending nominees for election as directors;

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assessing the performance of the members of our board; and

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establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business.

Compensation of Directors and Executive Officers
Compensation Policy Under the Companies Law
In general, under the Companies Law, a public company must have a compensation policy approved by its board of directors after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:
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such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy; or

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the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy, does not exceed 2% of the aggregate voting rights in the company.

Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.

If a company that initially offers its securities to the public, like us, adopts a compensation policy in advance of its initial public offering, and describes it in its prospectus for such offering, then such compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, if the compensation policy is established in accordance with the aforementioned relief, then it will remain in effect for a term of five years from the date such company becomes a public company.
The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law.
The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification, or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals, and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:
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the education, skills, experience, expertise and accomplishments of the relevant office holder;

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the office holder’s position and responsibilities

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prior compensation agreements with the office holder;

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the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

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if the terms of employment include variable components: the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

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if the terms of employment include severance compensation: the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals, and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:
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with regards to variable components:

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with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company;

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the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.

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a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

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the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

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a limit to retirement grants.

Our compensation policy, which will become effective immediately prior to the closing of this offering, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and increase in the price of our shares, and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short- and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks, such as limits on the value of cash bonuses and minimum vesting periods for equity-based compensation.
Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities, and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In some appropriate cases the compensation of our executive officers may consistent primarily of equity based compensation.
An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our Chief Executive Officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our Chief Executive Officer and may be subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our Chief Executive Officer may alternatively be based entirely on a discretionary evaluation. Furthermore, our Chief Executive Officer will be entitled to approve performance objectives for executive officers who report to him. In some appropriate cases the compensation of our executive officers may consistent primarily of equity based compensation.
The measurable performance objectives of our Chief Executive Officer will be determined annually by our compensation committee and board of directors. A non-material portion of the Chief Executive Officer’s annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the Chief Executive Officer’s overall performance by the compensation committee and the board of directors. However, for as long as our Chief Executive Officer will be our controlling shareholder he may not receive a discretionary bonus without approval at a general meeting of our shareholders.
The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and RSUs, in accordance with our equity incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role, and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover cash bonuses paid in excess, enables our Chief Executive Officer to approve an immaterial change to the terms of employment of an executive officer who reports directly him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law, subject to certain limitations set forth therein.
Our compensation policy also provides for compensation to the members of our board of directors as follows: (i) to the external directors, in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Whose Securities are Traded on a Stock Exchange Outside of Israel) 5760-2000, as such regulations may be amended from time to time, which compensation may include share based compensation, and (ii) to the non-employee directors, in accordance with the amounts determined in our compensation policy.
Our compensation policy, which will be approved by our board of directors and shareholders prior to the closing of this offering, will become effective immediately prior to the closing of this offering and is filed as an exhibit to the registration statement of which this prospectus forms a part.
Compensation of Our Directors
Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then, those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:
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at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

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the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Compensation of Our Executive Officers other than the Chief Executive Officer
The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the Chief Executive Officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.
An amendment to an existing arrangement with an office holder requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the Chief Executive Officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the Chief Executive Officer, (ii) the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the Chief Executive Officer) may be approved by the Chief Executive Officer, and (iii) the engagement terms are consistent with the company’s compensation policy.

Compensation of Our Chief Executive Officer
Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve the compensation arrangement with the Chief Executive Officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms for the company’s Chief Executive Officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the Chief Executive Officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy and that the Chief Executive Officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the Chief Executive Officer candidate. In the event that the Chief Executive Officer candidate also serves as a member of the board of directors, his or her compensation terms as Chief Executive Officer will be approved in accordance with the rules applicable to approval of compensation of directors.
Aggregate Compensation of Office Holders
The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and directors for the year ended December 31, 2021, was approximately $9 million. This amount includes approximately $0.2 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues, and expenses reimbursed to office holders and other benefits commonly reimbursed or paid by companies in Israel.
As of December 31, 2021, options to purchase 33,274 Class A ordinary shares granted to our executive officers and directors were outstanding under our equity incentive plans at a weighted average exercise price of $441.45 per Class A ordinary share.
After the closing of this offering, we intend to pay each of our non-employee directors an annual retainer of $      . In addition, each of our incumbent non-employee directors and, upon election, any future non-employee director will be granted a one-time equity award under our incentive plan at a value of $     , which will vest on      over a period of        years, subject to such director’s continued service through such dates. In addition, each non-employee director will be granted equity awards, on an annual basis, under our incentive plan (provided the director is still on the board of directors) at a value of $     , which will vest on the      anniversary of the date on which such equity awards were granted, subject to such director’s continued service through such date. Any unvested equity grants will accelerate and fully vest upon the occurrence of a change in control transaction and a preceding or subsequent termination of service. We intend to reimburse our non-employee directors for expenses arising from their board membership subject to applicable law.
Internal Auditor
Under the Companies Law, the board of directors of a public company is required to appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether the company’s actions comply with applicable law and proper business procedure. Under the Companies Law, the internal auditor may not be an interested party or an office holder of the company, or a relative of any of the foregoing, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the

Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the Chief Executive Officer of the company, or (iii) any person who serves as a director or as a Chief Executive Officer of the company. We have not yet appointed our internal auditor, but we intend to appoint an internal auditor following the closing of this offering.
Approval of Related Party Transactions under Israeli Law
Fiduciary Duties of Directors and Executive Officers
The Companies Law codifies the fiduciary duties that office holders owe to a company consisting of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:
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information on the business advisability of a given action brought for his, her or its approval or performed by virtue of his, her or its position; and

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all other important information pertaining to such action.

The duty of loyalty requires that an office holder act in good faith and in the best interests of the company and includes, among other things, the duty to:
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refrain from any act involving a conflict of interest between the performance of his, her or its duties in the company and his, her or its other duties or personal affairs;

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refrain from any activity that is competitive with the business of the company;

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refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself, herself, or itself or others; and

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disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his, her, or its position as an office holder.

Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the office holder’s fiduciary duty, provided that the office holder acted in good faith, neither the act nor its approval harms the company, and the office holder discloses his, her or its personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.
Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions
The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that such office holder may have and all related material information known to such office holder concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director, or general manager or in which such person has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the office holder’s vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.
If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.
Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.
A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter, unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors have a personal interest in the matter, then all of the directors may participate in the deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.
Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest, and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for these purposes.
For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see the section titled “— Compensation of Directors and Executive Officers.”
Shareholder Duties
Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:
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an amendment to the company’s articles of association;

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an increase of the company’s authorized share capital;

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a merger; or

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interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.
Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote, and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.
Exculpation, Insurance, and Indemnification of Office Holders
Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability, in whole or in part, for damages as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association to be effective upon the closing of this offering include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.
An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:
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a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

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reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

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reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

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expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law).

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:
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a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

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a breach of the duty of care to the company or to a third party, to the extent such breach arises out of the negligent conduct of the office holder;

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a financial liability imposed on the office holder in favor of a third party;

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a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and

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expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify, exculpate or insure an office holder against any of the following:
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a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

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a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

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an act or omission committed with intent to derive illegal personal benefit; or

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a civil or criminal fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification, and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the Chief Executive Officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders does not require shareholder approval and may be approved by only the compensation committee if the engagement terms are determined in accordance with the company’s compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.
Our amended and restated articles of association to be effective upon the closing of this offering allow us to exculpate, indemnify, and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors’ and officers’ liability insurance policy.
We have entered into agreements with certain of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as reasonably anticipated by the board of directors based on our activities, and to an amount determined by the board of directors as reasonable under the circumstances.
The maximum indemnification amount set forth in such agreements is limited to an amount equal to the higher of $     million and       % of our total shareholders’ equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third party pursuant to an indemnification arrangement.
In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.
Employment and Consulting Agreements with Executive Officers
We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive salary and benefits. These agreements also contain customary provisions regarding non-competition, non-solicitation, confidentiality of information, and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.
With respect to our Israeli employees, including our executive officers, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee without due cause, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Pursuant to Section 14 of the Israeli Severance Pay Law, 5723-1963, our employees in Israel, including executive officers and other key employees based in Israel, are entitled to monthly deposits made in their name with insurance companies, which payments relieve us from any of the aforementioned future severance payment obligations with respect to those employees. We may only utilize the insurance policies for the purpose of disbursement of severance pay. As a result, we do not recognize an asset nor liability for these employees.

Incentive Plans with Respect to SpoiledChild
On October 4, 2020, we provided Oran Holtzman, our co-founder and Chief Executive Officer, with an incentive plan in connection with revenue earned from our SpoiledChild brand. Under the incentive plan, Mr. Holtzman is eligible to earn up to $20.0 million of incremental incentive bonuses based upon revenue derived from the sale of products under or related to the brand SpoiledChild, subject to certain revenue thresholds and other conditions.
On October 4, 2020, we provided Shiran Holtzman-Erel, our co-founder and Chief Product Officer, with an incentive plan in connection with revenue earned from our SpoiledChild brand. Under the incentive plan, Ms. Holtzman-Erel is eligible to earn up to $10.0 million of incremental incentive bonuses based upon revenue derived from the sale of products under or related to the SpoiledChild brand, subject to certain revenue thresholds and other conditions.
Share Option Plans
2020 Equity Incentive Plan
The 2020 Equity Incentive Plan, or the 2020 Plan, was adopted by our board of directors on April 1, 2020. The purpose of the 2020 Plan is to provide equity-based incentive awards in order to link the compensation and benefits of the individuals and entities providing us or our affiliates services with our success and long-term shareholder value, while also serving to attract new individuals and entities to provide services to us or our affiliates. The 2020 Plan enables us to grant options to purchase our Class A ordinary shares, restricted shares and restricted share units, all of which are referred to as “awards.”
Shares Reserved for the Plan.   As of December 31, 2021, there were        Class A ordinary shares reserved and available for issuance upon the exercise or settlement of outstanding awards under the 2020 Plan, including its U.S. Sub-Plan, as described under “— U.S. Sub-Plan to the 2020 Plan. Shares underlying an award granted under the 2020 Plan that expire or become un-exercisable for any reason without having been exercised in full shall become available for future grant under the 2020 Plan, insofar as the 2020 Plan shall not have been terminated. Shares issued under the 2020 Plan and later repurchased by us pursuant to any of our repurchase rights shall be available for future grant under the 2020 Plan, subject to applicable laws.
Administration.   Our board of directors, or a duly authorized committee of our board of directors, or the Board, administers the 2020 Plan. The Board has the authority, subject to applicable law, to grant awards to participants, to interpret the terms of the 2020 Plan, to determine the terms and provisions of each award granted (which need not be identical), including but not limited to the number of awards to be granted to each participant, provisions concerning the time and the extent to which the awards may be vested and/or exercised (including the applicability of any early exercise mechanism, if at all, as described below), the underlying shares sold and the nature and duration of restrictions as to the transferability of awards or shares underlying such awards, to amend, modify or supplement the terms of each outstanding award, to authorize conversion or substitution under the 2020 Plan of any or all awards and to cancel or suspend awards, to accelerate or defer the right of a participant to exercise in whole or in part any previously granted awards, to determine the effect of any increase or decrease of scope of engagement of a participant on the vesting schedule of previously granted awards, to authorize any person to execute on our behalf any instrument required to effectuate the grant of an award previously granted by the Board and to make all other determinations deemed necessary or advisable for the administration of the 2020 Plan.
The Board also has the authority to prescribe, amend and rescind rules and regulations relating to the 2020 Plan, including the form of award agreements and rules governing the grant of awards in jurisdictions in which we or any of our affiliates operate, or to terminate the 2020 Plan at any time before the date of expiration of its ten year term, provided that such termination shall not materially affect the rights of participants to whom awards have already been granted.
Eligibility.   The 2020 Plan provides for granting awards under the Israeli tax regime, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version),

5721-1961, or the Israeli Tax Ordinance. An approved award falling under Section 102(b)(2) of the Israeli Tax Ordinance and a non-approved award falling under Section 102(c) may only be granted to Israeli employees.
Section 102 of the Israeli Tax Ordinance allows employees, directors and officers of a company and any Israeli subsidiary who are not controlling shareholders of such company, or the Israeli Grantees, to receive favorable tax treatment with respect to their awards. We have chosen to grant Israeli Grantees awards pursuant to Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the participant, known as the trustee capital gain track.
Grant.   All awards granted pursuant to the 2020 Plan are evidenced by a written award agreement, including the number of awards granted, the vesting schedule, the exercise price, the tax route and other terms and conditions consistent with the 2020 Plan, as the Board may determine.
The exercise period of an option under the 2020 Plan is ten years from the date of the grant thereof unless otherwise determined by the Board.
Vesting.   The Board shall set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the numbers of awards that will vest. The vesting conditions and schedule shall be set in the applicable award agreement and may vary between grantees. Subject to specific approval of the Board and to the terms specified in the options agreement, an option agreement may include a provision whereby a participant may elect, at any time before the participant’s termination date, to exercise all or part of the unvested portion of the options, or the early exercise mechanism.
Exercise of Options.   Options granted under the 2020 Plan may be exercised by an option holder providing us with a notice of exercise, accompanied by full payment of the exercise price for each of the shares being purchased pursuant to such exercise. As soon as practicable thereafter, and subject to the provisions of the 2020 Plan, we will issue the shares underlying such exercised option. An option may not be converted for a fraction of a share. With regard to exercise price and purchase price obligations arising in connection with awards under the 2020 Plan, the Board may, in its discretion, accept cash or check, or payment by any other means. In the event that our ordinary shares are listed for trade on a stock exchange (as defined in the 2020 Plan), the Board may consider allowing a cashless exercise, or any other exercise method, subject to the provisions of applicable law. Restricted share units granted under the 2020 Plan settle automatically on the applicable vesting dates, subject to the terms of the applicable award agreement. Restricted shares are issued upon grant and subject to our repurchase right.
Transferability.   Other than by will, the laws of descent and distribution or as otherwise provided under the 2020 Plan or determined by the Board, neither the awards nor any right in connection with such awards are transferable and shall not be subject to mortgage, attachment or other willful encumbrance, and no power of attorney shall be issued in respect thereof, whether such enter into force immediately or at a future date.
Termination of Employment.   In the event of termination of a participant’s employment or engagement with us or any affiliate, any award or portion thereof that was not vested as of the date of termination shall immediately expire, unless otherwise determined by the Board. Restricted shares which have not yet completed the restriction period will be forfeited to us in accordance with the provisions of the 2020 Plan.
In the event of termination of a participant’s employment or engagement with us or any affiliate other than for cause (as defined in the 2020 Plan), any option or portion thereof that is vested as of the date of termination, may only be exercised within such period of time ending on the earlier of (i) 90 days following the date of termination or (ii) 10 years from the date of grant of such option, but only to the extent to which such option was exercisable at the time of the date of termination, unless otherwise provided by the Board.
In the event of termination of a participant’s employment or engagement with us or any affiliate due to the participant’s death or disability within the period stated in the 2020 Plan, all exercisable options held by such participant as of the date of termination may be exercised by the participant’s legal guardian, the participant’s estate or by a person who acquired the right to exercise the option by bequest or inheritance, as applicable, within the period ending on the earlier of (i) the date 12 months following the date of death or the date of termination due to disability, as the case may be, or (ii) 10 years from the date of grant of such option, unless otherwise provided by the Board. Any options which are not exercised within such period specified herein shall expire. The transfer of options to any assignee shall be subject to the provisions of a written notice to us and to the execution by the assignee of any documents required by us.
Notwithstanding any of the foregoing, if a participant’s employment or engagement with us or any affiliate is terminated for cause (as defined in the 2020 Plan), any option or portion thereof that has not been exercised as of the date of termination will immediately expire on the date of termination.
Changes to Capital.   In the event of a share split, share dividend, recapitalization, combination or recapitalization or any other or any other like event, the number of shares subject to the 2020 Plan and the number and class of the shares underlying the awards will be appropriately and equitably adjusted, provided that (i) no adjustment will be made by reason of the distribution of subscription rights (rights offering) on outstanding Class A ordinary shares or other issuance of shares by us, and (ii) fractional shares resulting from such adjustment shall be (a) rounded to the nearest whole share or (b) extinguished in case such fraction of an award represents a right to receive less than 0.5 of a share.
Structural Change.   In the event of a structural change, the shares underlying the awards, subject to the 2020 Plan, shall be exchanged or converted into our shares or shares of a successor company in accordance with the exchange effectuated in relation to our Class A ordinary shares, and the exercise price and quantity of shares underlying the awards will be adjusted accordingly, at the sole discretion of the Board.
Spin-off Transaction.   In the event of a spin-off transaction, the Board may determine that the award holders shall be entitled to receive equity in the new company formed as a result of such spin-off transaction, in accordance with equity granted to our ordinary shareholders pursuant to such spin-off transaction, taking into account the terms of the awards.
Transaction.   In the event of an M&A transaction (as defined in the 2020 Plan) the Board shall be entitled (but not obliged), at its sole discretion and without the need for consent and without any prior notice requirement, to determine any or all of the following: (i) provide for an assumption or exchange of awards and/or shares for awards and/or shares and/or other securities or rights of the successor company or parent or affiliate thereof, (ii) provide for an exchange of awards or shares for monetary compensation (including for avoidance of doubt a cash-out of the awards for the net value), (iii) determine that all unvested awards and un-exercised vested options shall expire on the date of such M&A transaction without payment, (iv) determine that the exchange, assumption, conversion or purchase detailed above will be made subject to any payment or escrow arrangement, or any other arrangement determined within the scope of the M&A transaction in relation to our ordinary shares, or (v) provide for acceleration of vesting of awards. Without derogating from the foregoing, any awards not assumed or substituted shall expire immediately prior to the consummation of the merger or consolidation.
Clawback Policy.   Any award, amount or benefit received under the 2020 Plan shall be subject to potential cancellation, recoupment, rescission, payback or other similar action in accordance with any applicable clawback policy or any applicable law, as may be in effect from time to time. The receipt of an award shall be deemed to constitute acknowledgment of and consent to our application, implementation and enforcement of (i) the clawback policy and any similar policy established by us that may apply to the holder of awards or shares, whether adopted prior to or following the making of any award and (ii) any provision of applicable law relating to cancellation, rescission, payback, or recoupment of compensation, as well as the express agreement of the holder of awards or shares that we may take such actions as are necessary to effectuate the clawback policy, any similar policy, and applicable law, without further consideration or action.
Breach of Restrictive Covenants.   Except as otherwise provided by the Board, notwithstanding any provision of the 2020 Plan to the contrary, if the holder of awards or shares breaches a confidentiality, non-competition, non-solicitation, non-disclosure, non-disparagement or other similar restrictive covenant set forth in an award agreement or any other agreement between the holder of awards or shares and us or any affiliate, whether during or after the termination of engagement, in addition to any other penalties or restrictions that may apply under any such agreement, state law or otherwise, the holder of awards or shares shall forfeit or pay to us: (i) any and all outstanding awards, including awards that have become vested or exercisable, (ii) any shares issued in connection with the 2020 Plan that were acquired after the termination and within the 12-month period immediately preceding the termination (less any exercise price paid for such shares), and (iii) the profit realized from the exercise and sale of any award or share and within the 12-month period immediately preceding the termination.
U.S. Sub-Plan to the 2020 Plan
The U.S. Sub-Plan to the 2020 Plan, or the U.S. Sub-Plan, was adopted on April 1, 2020. The U.S. Sub-Plan is to be read as a continuation of the 2020 Plan and only modifies awards granted to participants who are U.S. residents, U.S. taxpayers or those persons who are or could be deemed to be U.S. taxpayers as determined by the Board.
Eligibility.   The U.S. Sub-Plan provides for granting awards to our employees, consultants and directors. Awards granted pursuant to the U.S. Sub-Plan to participants in the United States shall be exempt from or comply with Section 409A of the Internal Revenue Code. An incentive stock option within the meaning of Section 422(b) of the Internal Revenue Code may be granted only to a person who, on the effective date of grant, is an employee. Any person who does not so qualify may be granted only a nonstatutory stock option.
Maximum ISO Limit.   The maximum aggregate number of shares that may be issued under the 2020 Plan pursuant to the exercise of incentive stock options shall not exceed 93,651 Class A ordinary shares (subject to adjustment as provided in the 2020 Plan).
Termination of Employment or Service.   Despite any other provision included in the 2020 Plan, no extension of the post-termination option exercise period shall be made with respect to any option held by a U.S. participant that would constitute an extension of the option pursuant to Internal Revenue Code Section 409A and subject the U.S. participant to penalties under Section 4999 of the Internal Revenue Code.
Exercise Price.   The exercise price per share for an option shall be determined by the Board, provided that it is not less than the fair market value (as defined in the U.S. Sub-Plan) of a share on the effective date of the grant of the option. In the case of an incentive stock option granted to a ten percent stockholder within the meaning of Section 424 of the Internal Revenue Code, the exercise price per share shall not be less than 110% of the fair market value of the share underlying the option on the effective date of grant thereof. However, an option may be granted with an exercise price lower than the minimum exercise price set forth above if it is granted pursuant to an assumption or substitution for another option or restricted share unit in a manner qualifying under the provisions of Sections 424(a) and 409A of the Internal Revenue Code.
2022 Equity Incentive Plan
We intend to adopt a new equity incentive plan in connection with this offering.

PRINCIPAL SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our ordinary shares prior to and after this offering by:
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each person or group of affiliated persons known by us to own beneficially more than 5% of our outstanding ordinary shares;

•
each of our executive officers and directors individually; and

•
all of our executive officers and directors as a group.

The number of ordinary shares beneficially owned by each entity, person, or director is determined in accordance with the SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any ordinary shares subject to options, warrants or other rights that are currently exercisable or exercisable within 60 days of        , 2022.
The percentage of outstanding ordinary shares is computed on the basis of           ordinary shares outstanding as of        , 2022. For purposes of the table below, we deem ordinary shares subject to options, RSUs, warrants, or other rights that are currently exercisable or exercisable within 60 days of         , 2022 to be outstanding and to be beneficially owned by the person holding the options, RSUs, or warrants for the purposes of computing the ownership and percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The expected beneficial ownership immediately after this offering gives effect to adjustment to the 2020 Equity Incentive Plan pursuant to which an ordinary share will be issuable for each ordinary share that was issuable pursuant to awards outstanding under the 2020 Equity Incentive Plan immediately prior to this offering.
Following the closing of this offering, neither our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares, except that each Class A ordinary share will be entitled to one vote per share and each Class B ordinary share will be entitled to votes per share. See “Description of Share Capital and Articles of Association —Amended and Restated Articles of Association — Voting.”
As of         ,          , we had        holders of record of our ordinary shares in the United States, holding, in the aggregate       , or         % of our outstanding ordinary shares.
Unless otherwise noted below, each shareholder’s address is 110 Greene Street, New York, New York 10012.
A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included in the section titled “Certain Relationships and Related Party Transactions.”

Shares Beneficially Owned After Offering
	Shares Beneficially Owned Prior to the Offering			Assuming Underwriters’ Option to Purchase Additional Ordinary Shares is Not Exercised			Assuming Underwriters’ Option to Purchase Additional Ordinary Shares is Exercised in Full
	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	% of Voting Power	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	% of Voting Power	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	% of Voting Power
Name of Beneficial Owner
Principal Shareholders
L Catterton(1)
Directors and Executive Officers
Oran Holtzman(2)
Shiran Holtzman-Erel
Lindsay Drucker Mann
Jonathan Truppman
Niv Price
Michael Farello
All executive officers and directors as a group (7 persons)

*
Indicates ownership of less than 1%.

(1)
Consists of       Class A ordinary shares and      Class B ordinary shares held of record by LCGP3 Pro Makeup, L.P., or LCGP3. CGP3 Managers, L.L.C. is the general partner of LCGP3 Pro Makeup, L.P. and the management of CGP3 Managers, L.L.C. is controlled by its managing members. Scott A. Dahnke and J. Michael Chu are the managing members of CGP3 Managers, L.L.C. and as such may be deemed to share voting control and investment power over such shares that are held by CGP3 Managers, L.L.C. The address of LCGP3 is 599 W. Putnam Avenue, Greenwich, CT 06830.

(2)
Consists of (i)       Class A ordinary shares and       Class B ordinary shares held of record by Oran Shilo Investment LP and (ii)       Class A ordinary shares and       Class B ordinary shares held of record by Il Makiage Investments LP.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Our policy is to enter into transactions with related parties on terms that, on the whole, are no more or less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.
Rights of Appointment
Our current board of directors consists of two directors. Pursuant to our articles of association in effect prior to this offering, certain of our shareholders had rights to appoint members of our board of directors and observers to our board of directors. See the section titled “Management — Board of Directors.”
All rights to appoint directors and observers will terminate upon the closing of this offering, although currently serving directors who were appointed prior to this offering will continue to serve pursuant to their appointment until the annual meeting of shareholders at which the term of their class of director expires.
We are not a party to, and are not aware of, any voting agreements among our shareholders which will be in effect following this offering.
Indemnification and Expense Agreement with Catterton Management Company, L.L.C
On June 2, 2017, we entered into an Indemnification and Expense Agreement with Catterton Management Company, L.L.C., or Catterton Management, pursuant to an investment in our ordinary shares on such date by LCGP3 Pro Makeup, L.P., or LCGP3, an entity affiliated with Catterton Management. Under the Indemnification and Expense Agreement, we undertook to pay all reasonable expenses incurred by or on behalf of Catterton Management or its affiliates in connection with any services provided to us by Catterton Management or its affiliates. We also undertook to provide certain indemnity protections to Catterton Management and others affiliated with Catterton Management against any and all claims, legal actions, liabilities or expenses incurred by them arising out of or relating to any claims made against LCGP3 as a result of being one of our shareholders or relating to operations of or services provided by Catterton Management or its affiliates to us, all subject to certain conditions provided in the agreement.
We did not pay Catterton Management any amounts under the Indemnification and Expense Agreement for the years ended December 31, 2019, 2020 and 2021, respectively.
Registration Rights
On June 2, 2017, we entered into a registration rights agreement with Oran Shilo Investments LP and Il Makiage Investments L.P., each of which is controlled by Oran Holtzman, our founder and Chief Executive Officer, and LCGP3, or the RRA Investors. Our registration rights agreement entitles the RRA Investors to certain registration rights following the closing of this offering, as set forth below.
Form F-1 Demand Rights
At any time following the expiration or waiver of the lock-up imposed by the underwriters in connection with this offering, any RRA Investor may request that we register all or a portion of their shares. Following the receipt of such request, we are required to file such registration statement within 60 days, but we shall be entitled to refuse such registration if our initial public offering does not result in gross proceeds to us of at least $75 million at a price per share equal to 2.5 times the price per share paid by such RRA Investor. We will not be required to effect more than two registrations on Form F-1 that have been declared effective. We have the right to defer such registration under certain circumstances.
Form F-3 Demand Rights
Any RRA Investor can make a request that we register their shares on Form F-3 within 45 days if we are qualified to file a registration statement on Form F-3. We will not be required to effect more than two registrations on Form F-3. We have the right to defer such registration under certain circumstances.

Company Registration
If we propose to register a public offering of our shares for cash under the Securities Act, we are required to promptly give notice of such registration to each RRA Investor and include the shares of any RRA Investor in our registration if such RRA Investor so requests within 20 days of receiving our notice. If our proposed registration involves an underwriting, the underwriters of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares. We have the right to terminate or withdraw any such registration before its effective date, whether or not an RRA Investor has elected to include its shares in such registration.
Expenses and Indemnification
Ordinarily, other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration, filing, and qualification fees, printers’ and accounting fees, fees and disbursements of our counsel, and the reasonable fees and disbursements of one counsel for each of the RRA Investors. Additionally, we have agreed to indemnify RRA Investors for damages, and any legal or other expenses reasonably incurred, arising from or based upon any untrue statement of a material fact contained in any registration statement, an omission or alleged omission to state a material fact in any registration statement or necessary to make the statements therein not misleading, or any violation or alleged violation by the indemnifying party of securities laws, subject to certain exceptions.
Termination
The rights of the RRA Investors to request registration or inclusion of their shares in any Company registration statement will terminate on the third anniversary of this offering.
Services Agreement with Cosmofill Industries Ltd.
On July 5, 2017, we entered into a services agreement with Cosmofill Industries Ltd., or Cosmofill, an entity controlled by Mr. Holtzman, to provide us with filling and assembling services for various of our cosmetic products.
We paid Cosmofill an aggregate of approximately $0.1 million under the services agreement for each of the years ended December 31, 2019, 2020 and 2021, respectively.
Letter Agreement with Cosmofill Industries Ltd.
On August 2, 2017, we signed a letter agreement with Cosmofill, certain other entities controlled by Mr. Holtzman and LCGP3. Pursuant to this side letter, LCGP3 is provided with the unilateral right to initiate a merger of Cosmofill with us at no cost to us, and Cosmofill is obligated to bear sole responsibility for all costs or expenses associated with such merger.
Loan Agreement with Oran Holtzman
On October 6, 2020, we entered into an Employee Loan Agreement among us, Oran Holtzman, our Chief Executive Officer, and IM Pro Makeup NY L.P., an affiliate of Mr. Holtzman, for an aggregate principal amount of $3.0 million, which had an annual interest rate of 0.49%. The aggregate principal amount, together with accrued interest, was repaid in full by Mr. Holtzman in December 2021.
Agreements with Niv Price
Stock Purchase Agreements
On July 9, 2021, we entered into a stock purchase agreement with the shareholders of Voyage81 Ltd., or Voyage81, including Niv Price, our Chief Technology Officer, whereby we acquired all the shares of Voyage81 from such shareholders, or the Voyage81 Acquisition. In connection with the Voyage81 Acquisition, we paid Mr. Price an aggregate of $3.3 million in exchange for his shares of Voyage81.

Holdback Agreement with Niv Price
On July 9, 2021, we entered into a holdback agreement, or the Holdback Agreement, with Mr. Price as a condition for the consummation of the Voyage81 Acquisition. Pursuant to the Holdback Agreement, we withheld from Mr. Price a portion of the consideration due to him on account of the sale of his holdings in Voyage81 and agreed to pay him such deferred consideration in two equal installments of $814,510 on each of the second and third anniversary dates of the closing of the acquisition of shares under the stock purchase agreement.
Agreements with Directors and Officers
Employment Agreements.   We have entered into at-will employment agreements with each of our executive officers who works for us as an employee. These agreements each contain provisions regarding non-competition, confidentiality of information, and assignment of inventions. The enforceability of covenants not to compete is subject to limitations.
Incentive Plans with Respect to SpoiledChild.   On October 4, 2020, we provided each of Oran Holtzman, our co-founder and Chief Executive Officer, and Shiran Holtzman-Erel, our co-founder and Chief Product Officer, with an incentive plan in connection with revenue earned from our SpoiledChild brand. We describe these plans in the section titled “Management — Incentive Plans with Respect to SpoiledChild.”
Awards.   Since our inception, we have granted options to purchase our ordinary shares to our employees and RSUs to certain members of senior management and the board of directors. We describe our equity incentive plans in the section titled “Management — Equity Incentive Plans.”
Exculpation, Indemnification and Insurance.   Our amended and restated articles of association to be effective upon the closing of this offering permit us to exculpate, indemnify, and insure our directors and office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with certain of our directors and office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions. See the section titled “Management — Exculpation, Insurance and Indemnification of Directors and Officers.”

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
The following is a description of the material terms of our amended and restated articles of association as they will be in effect upon the closing of this offering. The following descriptions of share capital and provisions of our amended and restated articles of association to be effective upon the closing of this offering are summaries and are qualified by reference to our amended and restated articles of association to be effective upon the closing of this offering, a copy of which is filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.
Share Capital
Our authorized share capital upon the closing of this offering will consist of       Class A ordinary shares, of which       shares will be issued and outstanding and        Class B ordinary shares, of which       shares will be issued and outstanding.
The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting rights (as described below under “— Voting Rights”), conversion rights, and transfer rights. Each Class B ordinary share will convert automatically on a one-for-one basis into a Class A ordinary share upon the sale or transfer of such Class B ordinary share, other than excluded transfers to certain parties that are related to or affiliated with the shareholder, referred to as permitted transferees, as further described in our amended and restated articles of association. In addition, all outstanding Class B ordinary shares will automatically convert on a one-for-one basis into a Class A ordinary shares upon the earliest of: (i) the date specified by the affirmative vote of the holders of at least      % of the outstanding Class B ordinary shares, voting as a single class, and (ii)       .
Only the Class A ordinary shares will be listed for trading on       .
Our board of directors may determine the issue prices and terms for such shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as our board of directors shall determine.
As of       , 2022, we had        holders of record of our ordinary shares.
Registration Number and Purposes of the Company
We are registered with the Israeli Registrar of Companies. Our registration number is 51-493626-9. Our affairs are governed by our amended and restated articles of association, applicable Israeli law, and the Companies Law. Our purpose as set forth in our amended and restated articles of association to be effective upon the closing of this offering is to engage in any lawful act or activity.
Voting Rights
Each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is entitled to        votes per share. Holders of our Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders except as otherwise provided in our amended and restated articles of association or as required by applicable law. Under our amended and restated articles of association and the Companies Law, the holders of our Class B ordinary shares will only vote as a separate class under certain circumstances, including:
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on a proposal to convert the entire class of those shares into Class A ordinary shares on a one-for-one basis, which requires the affirmative vote of the holders of at least      % of the outstanding Class B ordinary shares for approval;

•
amendment of the rights of the Class B ordinary shares;

•
disproportionate distributions or recapitalizations that adversely impact the Class B ordinary shares; or

•
differing treatment to the Class B ordinary shares in a merger or similar transaction.

Transfer of Shares
Our fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or, with respect to our Class A ordinary shares, the rules of       .
Each Class B ordinary share will convert automatically on a one-for-one basis into a Class A ordinary share upon sale or transfer (other than transfers to certain permitted transferees).
The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, have been, or will be, in a state of war with Israel.
Election of Directors
Under our amended and restated articles of association to be effective upon the closing of this offering, our board of directors must consist of not less than        but no more than       directors. Pursuant to our amended and restated articles of association to be effective upon the closing of this offering, each of our directors, with the exception of external directors, will be appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders. Holders of our Class A ordinary shares and Class B ordinary shares will vote together as a single class on the election of directors, with each Class A ordinary share entitled to one vote per share, and each Class B ordinary share entitled to      votes per share. However, (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors. In addition, our directors are divided into three classes, one class being elected each year at the annual general meeting of our shareholders, and shall serve on our board of directors until the third annual general meeting following such election or re-election or until they are removed by a vote of     % of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association to be effective upon the closing of this offering. In addition, our amended and restated articles of association to be effective upon the closing of this offering provide that vacancies on our board of directors may be filled by a vote of a simple majority of directors then in office. Any director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our amended and restated articles of association to be effective upon the closing of this offering, until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors.
Dividend and Liquidation Rights
We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association to be effective upon the closing of this offering do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.
Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.
In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.
Exchange Controls
There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel.
Registration Rights
Following this offering, the RRA Investors will be entitled to certain registration rights. See the section titled “Certain Relationships and Related Party Transactions — Registration Rights.”
Shareholder Meetings
Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association to be effective upon the closing of this offering as special general meetings. Our board of directors may call special general meetings of our shareholders whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting of our shareholders upon the written request of (i) any two or more of our directors, (ii) one-quarter or more of the serving members of our board of directors or (iii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power, or (b) 5% or more of our outstanding voting power.
Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of the shareholders may request that the board of directors include a matter in the agenda of a general meeting of the shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Our amended and restated articles of association to be effective upon the closing of this offering contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.
Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:
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amendments to our articles of association (in addition to the approval by our board of directors, as required pursuant to our amended and restated articles of association to be effective upon the closing of this offering);

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appointment, terms of service, and termination of service of our auditors;

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appointment of directors, including external directors (if applicable);

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approval of certain related party transactions;

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increases or reductions of our authorized share capital;

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a merger; and

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the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other things, the appointment or removal of directors, the approval of transactions with office holders, or interested or related parties, an approval of a merger or as otherwise required under applicable law, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and our amended and restated articles of association to be effective upon the closing of this offering, shareholders are not permitted to take action by way of written consent in lieu of a meeting.
Quorum
Pursuant to our amended and restated articles of association to be effective upon the closing of this offering, holders of our Class A ordinary shares have one vote for each Class A ordinary share held and holders of our Class B ordinary shares have     votes for each Class B ordinary share held on all matters submitted to a vote before the shareholders at a general meeting of shareholders. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least      % of the total outstanding voting rights, provided, however, that with respect to any general meeting that was convened pursuant to a resolution adopted by the board of directors and which at the time of such general meeting we qualify to use the forms and rules of a “foreign private issuer,” the requisite quorum shall consist of two or more shareholders present in person or by proxy who hold or represent between them at least 25% of the total outstanding voting rights. The requisite quorum shall be present within half an hour of the time fixed for the commencement of the general meeting. A general meeting adjourned for lack of a quorum shall be adjourned either to the same day in the next week, at the same time and place, to such day and at such time and place as indicated in the notice to such meeting, or to such day and at such time and place as the chairperson of the meeting shall determine. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a quorum, unless a meeting was called pursuant to a request by our shareholders, in which case the quorum required is one or more shareholders, present in person or by proxy and holding the number of shares required to call the meeting as described above.
Vote Requirements
Our amended and restated articles of association to be effective upon the closing of this offering provide that all resolutions of our shareholders require a simple majority vote (based on the number of votes cast, with each Class B ordinary share entitled to      votes and each Class A ordinary share entitled to one vote), unless otherwise required by the Companies Law or by our amended and restated articles of association to be effective upon the closing of this offering. Under the Companies Law, certain actions require the approval of a special majority, including: (i) an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder of the company or a controlling shareholder’s relative (even if such terms are not extraordinary) and (iii) certain compensation-related matters described above under “Management — Compensation Committee — Compensation Policy under the Companies Law.” Under our amended and restated articles of association to be effective upon the closing of this offering, the alteration of the rights, privileges, preferences, or obligations of any class of our shares requires the approval by a resolution of the general meeting of the holders of all shares as one class, without any required separate resolution of any class of shares, except that any amendment to the rights, privileges, preferences, or obligations of the Class B ordinary shares requires, in addition, a resolution adopted at a separate class meeting of the Class B ordinary shares by      % of the total voting power of the then issued and outstanding Class B ordinary shares.
Under our amended and restated articles of association to be effective upon the closing of this offering, the approval of the holders of at least     % of the total voting power of our shareholders is

generally required to remove any of our directors from office, to amend the provision requiring the approval of at least      % of the total voting power of our shareholders to remove any of our directors from office, or certain other provisions regarding our staggered board, shareholder proposals, the size of our board and plurality voting in contested elections. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders holding at least 75% of the voting rights represented at the meeting and voting on the resolution.
Access to Corporate Records
Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register (including with respect to material shareholders), our articles of association, our financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Israeli Registrar of Companies or the Israeli Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to an action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or a patent, or that the document’s disclosure may otherwise impair our interests.
Acquisitions under Israeli Law
Full Tender Offer
A person wishing to acquire shares of a public Israeli company who would, as a result, hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition an Israeli court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to petition the court for appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the full tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer. Shares purchased in contradiction to the full tender offer rules under the Companies Law will have no rights and will become dormant shares.
Special Tender Offer
The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if (i) the acquisition occurs in the context of a private placement by the company that received shareholder approval as a private placement whose purpose is to give the purchaser 25% or more of the voting rights in the company, if there is no person who holds 25% or more of the voting rights in the company or as a private placement whose purpose is to give the purchaser 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) the acquisition was from a shareholder holding 25% or more of the voting rights in the company and resulted in the purchaser becoming a holder of 25% or more of the voting rights in the company, or (iii) the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in the purchaser becoming a holder of more than 45% of the voting rights in the company. A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company, and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control).
In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or may abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.
If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made.
In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity at the time of the offer may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the special tender offer rules under the Companies Law will have no rights and will become dormant shares.
Merger
The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain conditions described under the Companies Law are met, a simple majority of the outstanding shares of each party to the merger that are represented and voting on the merger. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.
For purposes of the shareholder vote of a merging company whose shares are held by the other merging company, or by a person or entity holding 25% or more of the voting rights at the general meeting of shareholders of the other merging company, or by a person or entity holding the right to appoint 25% or more of the directors of the other merging company, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voted on the matter at the general meeting of shareholders (excluding abstentions) that are held by shareholders other than the other party to the merger, or by any person or entity who holds 25% or more of the voting rights of the other party or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.
Under the Companies Law, each merging company must deliver to its secured creditors the merger proposal and inform its unsecured creditors of the merger proposal and its content. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging company, and may further give instructions to secure the rights of creditors.
In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.
Anti-Takeover Measures
The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions, or other matters and shares having preemptive rights. As of the closing of this offering, no preferred shares will be authorized under our amended and restated articles of association to be effective upon the closing of this offering. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended and restated articles of association to be effective upon the closing of this offering, which requires the prior approval of the holders of a majority of the voting power attached to our issued and outstanding ordinary shares at a general meeting of our shareholders. The convening of the meeting, the shareholders entitled to participate and the vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and our amended articles of association to be effective upon the closing of this offering, as described above in the section titled “— Shareholder Meetings.” In addition, as disclosed in the section titled “— Election of Directors,” we will have a classified board structure upon the closing of this offering, which will effectively limit the ability of any investor or potential investor or group of investors or potential investors to gain control of our board of directors.
Borrowing Powers
Pursuant to the Companies Law and our amended and restated articles of association to be effective upon the closing of this offering, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be effective upon the closing of this offering to be exercised or taken by our shareholders, including the power to borrow money for company purposes.
Changes in Capital
Our amended and restated articles of association to be effective upon the closing of this offering enable us to increase or reduce our share capital. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting of shareholders. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.
Exclusive Forum
Our amended and restated articles of association to be effective upon the closing of this offering provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers, and employees. Alternatively, if a court were to find these provisions of our amended and restated articles of association to be effective upon the closing of this offering inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of our amended and restated articles of association to be effective upon the closing of this offering described above. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.
Our amended and restated articles of association to be effective upon the closing of this offering also provide that unless we consent in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our shareholders or any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A ordinary shares and Class B ordinary shares will be       . Its address is        , and its telephone number is       .
Listing
We intend to apply to list our Class A ordinary shares on       under the symbol “        .”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future.
Following this offering, we will have an aggregate of       Class A ordinary shares, including       Class A ordinary shares that we are selling in this offering, and an aggregate of       Class B ordinary shares outstanding,. Our Class A ordinary shares will be available for sale in the public market after the expiration or waiver of the lock-up agreements described below, subject to limitations imposed by U.S. securities laws on resale by our “affiliates” as that term is defined in Rule 144 under the Securities Act, or Rule 144.
We expect that all of our Class A ordinary shares being sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 described below. In addition, following this offering and the expiration or waiver of the lock-up agreements described below, Class A ordinary shares issuable pursuant to awards granted under certain of our equity incentive plans will eventually be freely tradable without restriction or further registration under the Securities Act unless held by “affiliates” as that term is defined under Rule 144.
Eligibility of Restricted Shares for Sale in the Public Market
The remaining Class A ordinary shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete (including Class A ordinary shares issuable upon conversion of outstanding Class B ordinary shares), will be “restricted securities” as that phrase is defined in Rule 144. These Class A ordinary shares will be eligible for sale into the public market, under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, subject in certain cases to volume restrictions in the section titled “— Rule 144.”
Lock-Up Agreements
We, our executive officers and directors, and the holders of substantially all of our outstanding ordinary shares immediately prior to this offering, for a period of 180 days after the date of this prospectus, or the Lock-Up Period, will not directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase, or otherwise dispose of any Class A ordinary shares or any securities convertible into or exercisable or exchangeable for Class A ordinary shares (including the Class B ordinary shares), or in any manner transfer all or a portion of the economic consequences associated with the ownership of ordinary shares, or cause a registration statement covering any ordinary shares to be filed except for the ordinary shares offered in this offering, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC who may, in their sole discretion and at any time without notice, release all or any portion of the ordinary shares subject to these lock-up agreements. Following the expiration of the Lock-Up Period, the ordinary shares subject to these lock-up agreements will be available for sale in the public markets subject to the requirements of Rule 144.
The restrictions set forth above applicable to our executive officers and directors and the holders of substantially all of our outstanding ordinary shares are subject to specified exceptions, including       .
The restrictions set forth above applicable to us are subject to specified exceptions, including      .

Rule 144
In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of our Class A ordinary shares then outstanding or the average weekly trading volume of our Class A ordinary shares on       during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.
Rule 701
In general, under Rule 701 as currently in effect, each of our employees, consultants, or advisors who purchases our Class A ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the closing of this offering is eligible to resell such Class A ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, as described below.
Rule 701 will apply to the options granted under our incentive plans prior to the closing of this offering, along with the shares acquired upon exercise of these options, including exercises after the closing of this offering. Securities issued in reliance on Rule 701 are restricted securities and may be sold beginning 90 days after the closing of this offering in reliance on Rule 144 by:
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persons other than affiliates, without restriction; and

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affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Equity Awards
Following the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register Class A ordinary shares reserved for issuance under our equity incentive plans. The registration statement on Form S-8 will become effective automatically upon filing.
Any Class A ordinary shares issued upon exercise of a share option or vesting of an RSU and registered under the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the lock-up agreements with the underwriters will expire. See the section titled “Management — Equity Incentive Plans.”
Registration Rights
Upon the closing of this offering, the holders of approximately      % of our outstanding Class A ordinary shares will be entitled under our Registration Rights Agreement to certain rights with respect to registration of their Class A ordinary shares. See the section titled “Certain Relationships and Related Party Transactions — Registration Rights.”

TAXATION AND GOVERNMENT PROGRAMS
The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership, and disposition of our Class A ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.
Israeli Tax Considerations
The following is a brief summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our Class A ordinary shares purchased by investors in this offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.
General Corporate Tax Structure in Israel
Israeli companies are generally subject to corporate tax. The current corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Preferred Technology Enterprise (as discussed below) may be considerably lower. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.
Tax Benefits and Grants for Research and Development
Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:
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the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

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the research and development must be for the promotion of the company; and

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the research and development are carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Under these research and development deduction rules, no deduction is allowed for any expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance (New Version), 5721-1961. Expenditures that do not qualify for this special deduction are deductible in equal amounts over three years.
From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such request will be granted.
Law for the Encouragement of Capital Investments, 5719-1959
The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investment in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the

Investment Law, is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made.
The Investment Law has been amended several times over the recent years, with the most significant changes effective as of January 1, 2011, or the 2011 Amendment, and as of January 1, 2017, or the 2017 Amendment. The 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.
The New Technological Enterprise Incentives Regime — the 2017 Amendment
The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for “Technology Enterprises”, as described below, and is in addition to the other existing tax benefits programs under the Investment Law.
The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A.” In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, and the sale receives prior approval from the IIA.
Dividends distributed by a Preferred Technology Enterprise or paid out of Preferred Technology Income are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, dividends distributed to an Israeli company are not subject to tax. If such dividends are distributed to a foreign corporation or corporations (holding directly at least 90% in the Preferred Company which owns the Preferred Technological Enterprise or holding indirectly such 90% in the Preferred Company which owns the Preferred Technological Enterprise, subject to certain conditions) and other conditions are met, the applicable tax rate will be 4%, or such lower rate as may be provided in an applicable tax treaty.
Taxation of Non-Israeli Resident Shareholders
Capital Gains Tax
Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12- month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person regarding the material affairs of the company on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate, currently at a rate of 23%.
A non-Israeli resident who derives capital gains from the sale of shares of an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli capital gains tax so long as the shares were not held through or attributable to a permanent establishment that the non-Israeli resident maintains in Israel. However, a non-Israeli “body of persons” (as defined in the Ordinance, which includes corporate entities, partnerships and other entities) will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli body of persons or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli body of persons, whether directly or indirectly.
In addition, such exemption is not applicable to a person whose gains from selling or disposing the shares are deemed to be business income.
Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the tax treaty between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange, or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange, or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange, or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable.
Regardless of whether non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our ordinary shares, the payment of the consideration for such sale may be subject to withholding of Israeli tax at source and holders of our ordinary shares may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israel Tax Authority may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign declarations on forms specified by the Israel Tax Authority, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the Israel Tax Authority may require the purchaser of the shares to withhold tax at source).
Taxation on Receipt of Dividends
Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. However, if the shareholder who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate will be 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not).
However, a reduced tax rate may be provided under the Investments Law, as described above, or under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty

U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. If dividends are distributed from income that was subject to reduced corporate tax rate under the Investments Law and the foregoing conditions are met, such dividends are subject to a withholding tax rate of 15% for a shareholder that is a United States corporation. The aforementioned rates under the United States-Israel Tax Treaty will not apply if the dividend income was derived through or attributed to a permanent establishment of the Treaty U.S. Resident in Israel. Application for this reduced tax rate requires appropriate documentation presented to and specific instruction received from the Israel Tax Authority. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.
A non-Israeli resident who receives dividends from which tax was duly withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer; (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (iii) the taxpayer is not liable to surtax (as further explained below).
Surtax
Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional surtax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index.
Estate and Gift Tax
Israeli law presently does not impose estate or gift taxes.
U.S. Federal Income Tax Considerations
The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of our Class A ordinary shares. This summary deals only with our Class A ordinary shares held as capital assets within the meaning of Section 1221 of the Code. This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our Class A ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, holders that acquired our Class A ordinary shares in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to our Class A ordinary shares being taken into account in an applicable financial statement, holders which are entities or arrangements treated as partnerships for United States federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding shares.
This summary is based upon the Code, applicable United States Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service, or the IRS, regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any United States federal tax consequences other than United States federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).

As used herein, the term “United States Holder” means a beneficial owner of our Class A ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in the Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a “United States person.”
If an entity or arrangement treated as a partnership for United States federal income tax purposes acquires our Class A ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in our Class A ordinary shares should consult their tax advisors regarding the United States federal income tax consequences of acquiring, owning and disposing of our Class A ordinary shares.
THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.
Dividends
Although we do not anticipate paying any dividends in the foreseeable future, as described in the section titled “Dividend Policy” above, if we do make any distributions, subject to the discussion below under “— Passive Foreign Investment Company,” the amount of dividends paid to a United States Holder with respect to our Class A ordinary shares before reduction for any Israeli taxes withheld therefrom generally will be included in the United States Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s adjusted tax basis in those Class A ordinary shares and thereafter as capital gains. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, United States Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. If a dividend is paid in currency other than the U.S. dollar, the amount of dividend income will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of conversion and exchange gain or loss upon conversion.
Foreign withholding tax paid on dividends on our Class A ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Dividends paid on our Class A ordinary shares generally will constitute “foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. If we are treated as a “United States-owned foreign corporation,” and if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the Class A ordinary shares allocable to our United States source earnings and profits will be treated as United States source, and, as such, the ability of a United States Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors about the impact of these rules in their particular situation.
Dividends received by certain non-corporate United States Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that (i) either our Class A ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes, (ii) we are neither a PFIC (as discussed below) nor treated as such with respect to the United States Holder for either the taxable year in which the dividend is paid or the preceding taxable year, and (iii) the United States Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on       , as our Class A ordinary shares are expected to be. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to our Class A ordinary shares. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other United States corporations.
Disposition of Class A Ordinary Shares
Subject to the discussion below in the section titled “— Passive Foreign Investment Company,” a United States Holder generally will recognize capital gains or loss for United States federal income tax purposes on the sale or other taxable disposition of our Class A ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s adjusted tax basis in those Class A ordinary shares. If any Israeli tax is imposed on the sale, exchange or other disposition of our Class A ordinary shares, a United States Holder’s amount realized will include the gross amount of the proceeds before deduction of the Israeli tax. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit limitation. A United States Holder’s initial tax basis in shares generally will equal the cost of such shares. Because gain for the sale or other taxable disposition of our Class A ordinary shares will be treated as United States source income, and you may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, your ability to utilize a foreign tax credit with respect to the Israeli tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. In addition, if you are eligible for the benefit of the income tax convention between the United States and the State of Israel and pay Israeli tax in excess of the amount applicable to you under such convention or if the Israeli tax paid is refundable, you will not be able to claim any foreign tax credit or deduction with respect to such excess portion of the Israeli tax paid. You should consult your tax advisor as to whether the Israeli tax on gains may be creditable or deductible in light of your particular circumstances and your ability to apply the provisions of an applicable treaty.
Passive Foreign Investment Company
We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets, and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our anticipated market capitalization and the composition of our income, assets, and operations, we do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our Class A ordinary shares at the time of our initial public offering and in the future, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our Class A ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.
If we are a PFIC for any taxable year that a United States Holder holds our Class A ordinary shares, unless the United States Holder makes certain elections, any gain recognized by the United States Holder on a sale or other disposition of our Class A ordinary shares would be allocated pro-rata over the United States Holder’s holding period for the Class A ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on our Class A ordinary shares exceeds 125% of the average of the annual distributions on the Class A ordinary shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of our Class A ordinary shares if we were a PFIC, described above. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United States Holder will be deemed to own equity in any of the entities in which we hold equity that also are PFICs. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Class A ordinary shares. In addition, a timely election to treat us as a qualified electing fund under the Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable United States Holders to make a qualified electing fund election. If we are considered a PFIC, a United States Holder also will be subject to annual information reporting requirements. United States Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in the Class A ordinary shares.
Information Reporting and Backup Withholding
Distributions on and proceeds paid from the sale or other taxable disposition of our Class A ordinary shares may be subject to information reporting to the IRS. In addition, a United States Holder (other than an exempt holder who establishes its exempt status if required) may be subject to backup withholding on dividend payments and proceeds from the sale or other taxable disposition of our Class A ordinary shares paid within the United States or through certain U.S.-related financial intermediaries.
Backup withholding will not apply, however, to a United States Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.
Foreign Financial Asset Reporting
Certain United States Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. Our Class A ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the Class A ordinary shares are held in an account at certain financial institutions. United States Holders should consult their tax advisors regarding the application of these reporting requirements.

UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the ordinary shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ordinary shares indicated in the following table. Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Allen & Company LLC are the representatives of the underwriters.
Underwriters	Number of Class A Ordinary Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Allen & Company LLC
Total
The underwriters are committed to take and pay for all of the Class A ordinary shares being offered, if any are taken, other than the Class A ordinary shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional       Class A ordinary shares from us to cover sales by the underwriters of a greater number of Class A ordinary shares than the total number set forth in the table above. They may exercise that option for 30 days. If any Class A ordinary shares are purchased pursuant to this option, the underwriters will severally purchase Class A ordinary shares in approximately the same proportion as set forth in the table above.
The following table shows the per Class A ordinary share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase      additional Class A ordinary shares.
	No Exercise	Full Exercise
Per Class A Ordinary Share	$	$
Total	$	$
Class A ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any Class A ordinary shares sold by the underwriters to securities dealers may be sold at a discount of up to $       per Class A ordinary share from the initial public offering price. After the initial offering of the Class A ordinary shares, the representatives may change the offering price and the other selling terms. The offering of the Class A ordinary shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We and our officers, directors and holders of substantially all of our ordinary shares have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A ordinary shares or securities convertible into or exchangeable for Class A ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC. This agreement is subject to specified exceptions. See the section titled “Shares Available for Future Sale” for a discussion of certain transfer restrictions.
Prior to the offering, there has been no public market for the Class A ordinary shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the Class A ordinary shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply to list the Class A ordinary shares on         under the symbol “        .”

In connection with the offering, the underwriters may purchase and sell Class A ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Class A ordinary shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional Class A ordinary shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional Class A ordinary shares or purchasing Class A ordinary shares in the open market. In determining the source of Class A ordinary shares to cover the covered short position, the underwriters will consider, among other things, the price of Class A ordinary shares available for purchase in the open market as compared to the price at which they may purchase additional Class A ordinary shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional Class A ordinary shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing Class A ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A ordinary shares made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Class A ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A ordinary shares. As a result, the price of the Class A ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on        , in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $       . We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $     .
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise), and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area, each a “Member State,” no ordinary shares have been offered or will be offered pursuant to this offering to the public in that Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of ordinary shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ordinary shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
In relation to the UK, no ordinary shares have been offered or will be offered pursuant to this offering to the public in the UK prior to the publication of a prospectus in relation to the ordinary shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of ordinary shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)
in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, as amended, or the FSMA,

provided that no such offer of units shall require the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any units in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any units to be offered so as to enable an investor to decide to purchase or subscribe for any units, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.
Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018, or the CMP Regulations) that the ordinary shares are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Switzerland
The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the ordinary shares is directed only at, (1) a limited number of persons in accordance with the Israeli Securities Law and, (2) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million, and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of its meaning and agree to it.

EXPENSES OF THE OFFERING
We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:
Expenses	Amount
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Transfer agent’s fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*
Total	$	*

*
To be filed by amendment.

All amounts in the table are estimates except the SEC registration fee, the stock exchange listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS
The validity of our Class A ordinary shares and certain other matters of Israeli law will be passed upon for us by Herzog Fox & Neeman,Tel Aviv, Israel. Certain matters of U.S. federal law will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain matters of Israeli law will be passed upon for the underwriters by Goldfarb Seligman & Co., Tel Aviv, Israel. Certain matters of U.S. federal law will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS
Our consolidated financial statements as of December 31, 2020 and for the year ended December 31, 2020 included in this prospectus have been so included in reliance on the reports of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The current address of Kost, Forer, Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492102, Israel.

ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.
We have irrevocably appointed IM Pro Makeup NY LP as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 110 Greene Street, New York, New York 10012.
We have been informed by our legal counsel in Israel, Herzog Fox & Neeman, that it may be difficult to initiate an action with respect to U.S. securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.
Subject to certain time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act, and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things:
•
the judgment was rendered after due process by a court which was, according to the laws of the state of the court, competent to render the judgment;

•
the obligation imposed by the judgment is enforceable according to the law of the state in which the relief was granted and according to the rules relating to the enforceability of judgments in Israel;

•
the substance of the judgment is not contrary to public policy of Israel; and

•
the judgment is executory in the state in which it was given.

•
Even if these conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

•
the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•
the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

•
the judgment was obtained by fraud;

•
the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•
the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•
the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•
at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates. The trend in recent years has increasingly been for Israeli courts to enforce a foreign judgment in the foreign currency specified in the judgment, in which case there are also applicable rules regarding the payment of interest.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the Class A ordinary shares offered hereby. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.
Statements contained in this prospectus as to the contents of any contract, agreement, or other document are not necessarily complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.
Upon the closing of this offering, we will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We also maintain a website at         , at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of our Class A ordinary shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
We will send our transfer agent a copy of all notices of shareholders’ meetings and other reports, communications, and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

ODDITY TECH LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Oddity Tech Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Oddity Tech Ltd. and its subsidiaries (the “Company”) as of December 31, 2020, the related consolidated statement of comprehensive income, changes in shareholders’ equity and cash flow for the year ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flow for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
We have served as the Company’s auditor since 2019.
Tel-Aviv, Israel
February 1, 2022

ODDITY TECH LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
U.S. dollar in thousands
December 31, 2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$39,765
Trade receivables, net	10,641
Inventory	15,063
Prepaid expenses and other receivables	3,714
Total current assets	69,183
LONG-TERM ASSETS:
Property, plant, and equipment, net	9,934
Deferred tax asset	579
Other intangible assets, net	5,384
Goodwill	306
Severance pay funds	1,147
Total long-term assets	17,350
Total assets	$86,533
The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
U.S. dollar in thousands (except share and per share data)
December 31, 2020
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$15,891
Other accounts payable and accrued expenses	8,416
Short-term debt and current maturities of long-term debt	4,222
Total current liabilities	28,529
LONG-TERM LIABILITIES:
Accrued severance pay	1,496
Long-term debt, net of current maturities	1,269
Other liabilities	156
Total long-term liabilities	2,921
Total liabilities	31,450
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.001 par value each Authorized: 10,000,000 shares as of December 31, 2020; Issued and outstanding: 1,697,200 shares as of December 31, 2020	—(*)
Additional paid-in capital	43,015
Cumulative translation adjustments	1,738
Retained earnings	10,330
Total shareholders’ equity	55,083
Total liabilities and shareholders’ equity	$86,533

(*)
Less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
U.S. dollar in thousands (except share and per share data)
Year Ended December 31, 2020
Gross Revenue	$137,800
Less: Returns	21,539
Net Revenue	116,261
Cost of revenue	33,400
Gross profit	82,861
Selling, general and administrative	64,288
Operating income	18,573
Financial expenses, net	1,302
Income before taxes in income	17,271
Taxes on income	4,056
Net income	$13,215
Comprehensive income	$13,215
Net income per share:
Basic and diluted	$7.79
Weighted-average shares used in computing net income per share:
Basic and diluted	1,697,200
The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands (except share and per share data)
	Ordinary shares			Additional paid-in capital	Retained earnings (deficit)	Cumulative translation adjustments	Total shareholders’ equity
	Shares	Amount
Balance as of January 1, 2020	1,697,200	$	—(*)	$42,916	$(2,885)	$1,738	$41,769
Share based compensation	—		—	99	—	—	99
Net income	—		—	—	13,215	—	13,215
Balance as of December 31, 2020	1,697,200	$	—(*)	$43,015	$10,330	$1,738	$55,083

(*)
Less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands
Year Ended December 31, 2020
Cash flows from operating activities:
Net income	$13,215
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,258
Share based compensation	99
Increase in trade receivable	(1,011)
Increase in prepaid expenses and other receivables	(1,490)
Increase in inventory	(5,730)
Increase in trade payables	7,096
Increase in other accounts payable	3,354
Decrease in deferred taxes	2,676
Other	401
Net cash provided by operating activities	22,868
Cash flows from investing activities:
Proceeds from short-term bank deposit	10,086
Purchase of property, plant and equipment	(1,135)
Capitalization of software development costs	(2,129)
Net cash provided by investing activities	6,822
Cash flows from financing activities:
Proceeds from loans and borrowings	2,178
Repayment of loans and borrowings	(2,018)
Net cash provided by financing activities	160
Net increase in cash, cash equivalents and restricted cash	29,850
Cash, cash equivalents and restricted cash at the beginning of the year	10,274
Cash, cash equivalents and restricted cash at the end of the year	$40,124
Components of Cash, Cash Equivalents, and Restricted Cash
Cash and cash equivalents	$39,765
Restricted cash, current	359
Total cash and cash equivalents and restricted cash	$40,124
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	(124)
Cash paid during the year for income tax	(47)
The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 1: — GENERAL
Oddity Tech Ltd., an Israeli corporation, together with its subsidiaries (the “Company”), is a consumer tech company which builds and scales digital-first brands to disrupt the offline-dominated beauty and wellness industries. The Company leverages data science, machine learning and computer vision capabilities to identify consumer needs and develop solutions in the form of beauty, wellness and tech products.
NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).
a.
Basis of presentation and principles of consolidation:

These consolidated financial statements have been prepared in accordance with U.S. GAAP as set forth in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). The consolidated financial statements include accounts of the Company’s wholly owned subsidiaries in which the Company controls. All intercompany account balances and transactions are eliminated upon consolidation.
b.
Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they were made.
These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
The novel coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company’s customers and their spending. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended December 31, 2020. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.
c.
Financial statements in U.S. dollars:

The functional currency for the Company and its subsidiaries is determined based on the primary economic environment in which the companies operate which is U.S. dollar (the “functional currency”).
Accordingly, transactions denominated in currencies other than the functional currency are re-measured to the functional currency in accordance with ASC No. 830, “Foreign Currency Matters”. Income statement transactions are translated at average exchange rates prevailing during the year. At the end of each reporting period, monetary financial assets and liabilities are re-measured to the functional currency using exchange rates in effect at the respective balance sheet dates. All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the consolidated statement of comprehensive income as financial income or expenses, as appropriate.

ODDITY TECH LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Continued)
d.
Cash equivalents:

Cash equivalents are short-term unrestricted highly liquid investments that are readily convertible into cash, with original maturities of three months or less at the date of deposit.
e.
Restricted cash:

Restricted cash consists of deposits used as security for credit cards and lease agreements.
As of December 31, 2020, restricted cash amounted to $359 and is included within prepaid expenses and other receivables.
f.
Inventory:

Inventory costs include costs incurred to bring inventory to its current condition, including materials, manufacturing costs, inbound freight, duties and other costs. The Company values its inventory at cost, using an average costing method. Net realizable value is estimated based upon assumptions made about future demand, market conditions and the age of the inventory. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, a charge to cost of revenue is recorded to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of revenue in the period in which such a determination was made.
g.
Property, Plant and Equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of comprehensive income in the period realized. Maintenance and repairs are expensed as incurred.
Property, plant and equipment items are depreciated at the annual rates and on a straight-line basis over the estimated useful lives of the assets, as follows:
Years
Computers and electronic equipment	3
Office furniture and equipment	7 – 15
Machinery, production line and molds	7
Leasehold improvements	Shorter of lease term or estimated useful life

h.
Impairment for long-lived assets:

Long-lived assets held and used by the Company are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured as the amount of which the carrying amount of the assets exceeds the fair value of the assets. During the year ended December 31, 2020, no impairment was recorded.
i.
Business combination:

ODDITY TECH LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Continued)
The Company accounts for business combinations in accordance with ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price is allocated to goodwill and any subsequent changes in estimated contingencies are to be recorded in earnings. Acquisition related costs are expensed to the consolidated statement of comprehensive income in the period incurred.
j.
Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net identified tangible and intangible assets and liabilities assumed.
Under ASC 350, “Intangible — Goodwill and Other” (“ASC 350”), goodwill is not amortized, but rather is subject to an annual impairment test.
ASC 350 requires goodwill to be tested for impairment at the reporting unit level at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company conducts its annual test of impairment for goodwill on December 31 of each year. The Company has only one operating unit.
The Company adopted ASU 2017-04 as of January 1, 2020. ASC 350 (as amended by ASU 2017‑04) allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of a reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, the Company recognizes an impairment of goodwill for the amount of this excess. During the year ended December 31, 2020, no impairment of goodwill has been recorded.
k.
Internal use software costs:

The Company capitalizes certain costs associated with the development of its website and its proprietary technology after the preliminary project stage is complete and until the software is ready for its intended use. Costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance, and general and administrative or overhead costs are expensed as incurred. Capitalization begins when the preliminary project stage is complete, management authorizes and commits to the funding of the software project with the required authority, it is probable the project will be completed, the software will be used to perform the functions intended and certain functional and quality standards have been met. Qualified costs incurred during the operating stage of the Company’s software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality, while costs that cannot be separated between maintenance and minor upgrades and enhancements to websites and internal use software are expensed as incurred.
Capitalized website and software development costs are amortized on a straight-line basis over their estimated useful life beginning with the time when it is ready for intended use. Amortization expenses are included under selling, general and administrative expenses in the consolidated statement of comprehensive income. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

ODDITY TECH LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Continued)
During the year ended December 31, 2020, the Company capitalized $2,129 of website and software development costs.
l.
Other intangible assets:

Other intangible assets are amortized over their estimated useful lives using the straight-line method, at the following annual periods ranges:
Years
Internal-use software	3 – 5
Technology	3
Customer relationships	5
Patents	10

m.
Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, and trade receivables.
The Company’s cash, cash equivalents and restricted cash are invested in major banks in the United States and Israel. Generally, these deposits may be redeemed upon demand and, therefore, bear low risk.
The Company’s trade receivables are derived mainly from sales to customers in the United States, Canada, UK, Germany and Israel. The Company’s sales are primarily based on credit card transactions and therefore bear minimal credit risk.
The Company performs ongoing credit evaluations of its customers and records credit losses to the extent that the amount is not collectible.
n.
Severance pay:

Israeli parent:
Severance liability is calculated (pursuant to Israeli severance pay law for all Israeli employees), based on the most recent salary of each employee multiplied by the number of years of employment as of the balance sheet date.
The Company makes monthly deposits with certain insurance companies and pension funds on behalf of each applicable employee. The value of these deposits was recorded as an asset in the Company’s balance sheet.
The deposited funds made for those employees included profits accumulated up to the balance sheet date. The deposited funds could be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds was based on the cash surrendered value of these deposits and included profits.
Some of the Company’s liability for severance pay is covered by the provisions of Section 14 of the Severance Pay Law (“Section 14”). Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, deposited on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the Company does not recognize any liability for severance pay due to

ODDITY TECH LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Continued)
these employees and the deposits under Section 14 are not recorded as an asset in the Company’s consolidated balance sheets.
During the year ended December 31, 2020, severance expenses were immaterial.
o.
Defined benefit plan:

U.S. subsidiary:
The U.S. subsidiary has a defined benefit plan (the “Benefit Plan”) under the provisions of Section 401(k) of the Internal Revenue Code (the “Code”), which covers eligible U.S. employees as they are defined in the Benefit Plan. Participants may elect to contribute up to a maximum amount as prescribed by the Code. The U.S. subsidiary, at its discretion, makes matching contribution of up to 4% of the participant’s compensation. During the year ended December 31, 2020, expenses were immaterial.
p.
Fair value of financial instruments:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date.
The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, prepaid expenses and other receivables, trade payables and other accounts payables approximate their fair value due to the short-term maturity of such instruments.
q.
Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, if it is more likely than not that a portion or all of the deferred tax assets will not be realized.
The Company accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement.
The Company establishes reserves for uncertain tax positions based on the evaluation of whether or not the Company’s uncertain tax position is “more likely than not” to be sustained upon examination. The Company records interest and penalties pertaining to its uncertain tax positions in the financial statements as income tax expense.
r.
Revenue recognition:

The Company recognizes revenue in accordance with ASC No. 606, “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, the Company recognizes revenue when its customers

ODDITY TECH LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Continued)
obtain control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company determines revenue recognition through the following steps:
1.
Identification of the contract, or contracts, with a customer;

2.
Identification of the performance obligations in the contract;

3.
Determination of the transaction price;

4.
Allocation of the transaction price to the performance obligations in the contract; and

5.
Recognition of revenue when, or as, the performance obligations are satisfied.

The Company derives its revenues primarily from sales of its beauty and wellness products through its online direct-to-consumer model based on its proprietary technology. Revenues are recognized when the control of the products is transferred to the customer, which is when the products are shipped to the customer or in the point of sale for other direct-to-consumer purchases.
The Company recognizes revenue in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. Shipping fees charged to customers are reported within revenue.
The Company accounts for shipping and handling costs as fulfillment costs which are classified as part of cost of revenue.
The Company generally provides refunds for goods returned up to 60 days from the original purchase date and allows exchanges within 60 days from the original purchase date. The Company records a reserve for estimated product returns in each reporting period. This reserve is calculated using historical return trends and is recorded within other current liabilities. Any difference between the actual returns and previous estimates is adjusted in the period in which such returns occur. The sales refund reserve as of December 31, 2020 was approximately $1,311.
For the year ended December 31, 2020, the Company recognized $1,811 of revenue that was deferred as of December 31, 2019.
s.
Cost of revenue

Cost of revenue consists principally of the costs to procure the Company’s products, including the amounts invoiced by our third-party contract manufacturers and suppliers for inventory, as well as inbound and outbound shipping costs, duties and other related costs and inventory write-offs. Cost of revenue also include third-party fulfillment costs, warehousing, depreciation and amortization and packaging costs.
t.
Operating expenses

Selling, general and administrative expenses:
Selling, general and administrative expenses primarily consist of marketing and advertising expenses, employee-related costs including salaries, benefits and share-based compensation, rents and store-related costs, software and product research and development costs, depreciation and amortization expense, professional fees, payment processing fees and other general expenses.

ODDITY TECH LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Continued)
Advertising costs are expensed as incurred and were approximately $31,165 in the year ended December 31, 2020.
u.
Accounting for share-based compensation:

The Company accounts for share based compensation in accordance with ASC No. 718, “Compensation — Stock Compensation” (“ASC 718”) that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The Company recognizes compensation expenses for the value of its awards granted based on the straight-line attribution method over the requisite service period of each of the awards. The Company recognizes forfeitures of awards as they occur.
The Company selected the Black-Scholes option-pricing model as the fair value method for its options awards. The option-pricing model requires a number of assumptions as noted below:
Expected dividend yield — The expected dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend payouts. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.
Volatility — Since the Company is not traded on any stock exchange, quoted prices of the Company’s shares are unavailable. According to ASC 718, due to insufficient or no historical data for the Company, the expected volatility determination was based on comparable companies’ share volatility.
Risk free interest rate — The risk-free interest rate is based on the yield of U.S Treasury bonds with equivalent terms.
Expected term — The period that the Company’s options are expected to be outstanding was determined based on the simplified method permitted by Staff Accounting Bulletin No. 110 as the average of the vesting period and the contractual term of those options.
v.
Basic and diluted income per share

The Company computes basic income per share by dividing the net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the year.
Diluted income per share is computed based on the weighted-average number of ordinary shares outstanding during the period, plus dilutive potential shares considered outstanding during the period.
All 23,752 outstanding options for the year ended December 31, 2020 have been excluded from the calculation of the diluted net income per share because all such options are anti-dilutive for the period presented.
w.
Operating segments:

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to make operating decisions, allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company operates in one operating segment and this segment comprises the only reporting unit.
x.
Certain Risks and Concentrations

The Company is subject to certain risks, including exposure to risks associated with online commerce environment, credit card fraud, as well as the interpretation of state and local laws and

ODDITY TECH LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Continued)
regulations in regards to the collection and remittance of sales and use taxes. The Company does not have significant vendor concentrations.
y.
Recently issued accounting pronouncements:

As an “emerging growth company”, the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act and as a result of this election, the financial statements may not be comparable to companies that comply with public company effective dates. The adoption dates discussed below reflect this election.
1.
In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”), which would require lessees to recognize all leases on their balance sheets, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to current practice. The guidance states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for non-public entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. The Company is currently evaluating the effect that ASU 2016-02 will have on its consolidated financial statements and related disclosures.

2.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-13 will have on its consolidated financial statements.

3.
In December 2019, the FASB issued ASU 2019-12 to simplify the accounting for income taxes. The guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries.

The guidance also simplifies aspects of accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The standard will be effective for the Company beginning January 1, 2022. The adoption of ASU 2019-12 is not expected to result in a material impact on the Company’s consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 3: — INVENTORY
December 31, 2020
Raw materials	$2,362
Work in progress	3,326
Finished goods	9,375
Total	$15,063
Reserve to reduce inventories to net realizable value as of December 31, 2020 amounted to $743.
NOTE 4: — PROPERTY, PLANT AND EQUIPMENT
December 31, 2020
Computers, software and electronic equipment	$1,300
Office, furniture and equipment	1,057
Machinery, production line and others	1,104
Leasehold improvements	14,715
Total	18,176
Less – accumulated depreciation	(8,242)
Property and equipment, net	$9,934
Depreciation expenses for the year ended December 31, 2020 amounted to $3,408.
NOTE 5: — GOODWILL AND OTHER INTANGIBLE ASSETS, NET
	December 31, 2020
	Gross carrying amount	Accumulated amortization	Net carrying amount
Internal-used software	$5,332	$(588)	$4,744
Technology	322	(100)	222
Goodwill	306	—	306
Trademarks	601	(300)	301
Other intangibles	144	(27)	117
Total intangible assets	$6,705	$(1,015)	$5,690
Amortization expenses for the year ended December 31, 2020 amounted to $850.
NOTE 6: — OTHER ACCOUNTS PAYABLE
December 31, 2020
Employees and related accruals	$1,871
Government authorities	3,774
Provision for returns	1,311
Deferred revenue and advances from customers	1,460
Total	$8,416

ODDITY TECH LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 6: — OTHER ACCOUNTS PAYABLE (Continued)
NOTE 7: — LOANS
a.
2016 Credit Line Agreement:

On May 10, 2016, the Company entered into a credit line agreement with a bank (the “2016 Credit Line Agreement”), pursuant to which the Company may withdraw an aggregate principal amount of up to $7,776 denominated in New Israeli Shekels (“NIS”). The 2016 Credit Line has a maturity date of one year which is automatically renewed on a yearly basis. The principal amount will bear interest at a floating per annum rate equal to prime plus 1.4% and additional annual fee of 0.4% of the unused credit line. During the year ended December 31, 2020, the Company withdrew an aggregate amount of $724 and repaid an amount of $1,573. The outstanding balance of the loan as of December 31, 2020 is $3,905. The Company has recorded interest expenses in the amount of $133 in respect of the loan for the year ended December 31, 2020.
b.
2019 Loan Agreement:

On January 9, 2019 (the “2019 Closing Date”), the Company entered into a loan agreement with a financial institution (the “2019 Loan Agreement”) pursuant to which the Company borrowed an aggregate principal amount of $679 denominated in NIS. The principal amount will bear interest at a floating per annum rate equal to prime plus 2%. Following the 2019 Closing Date, the Company shall make (i) 24 interest payments on a monthly basis on the fifth business day of each month, and (ii) 24 equal monthly installments of principal. The outstanding balance of the loan as of December 31, 2020 is $32.
c.
2020 Loan Agreement:

On April 27, 2020, the Company entered into a loan agreement with a bank (the “2020 Loan Agreement”) pursuant to which the Company borrowed an aggregate principal amount of $1,454 denominated in NIS. The principal amount will bear interest at a floating per annum rate equal to prime plus 1.5% starting April 27, 2021 (the “Commencement Date”). Following the Commencement Date, the Company shall make 48 monthly installments of principal and interest. The outstanding balance of the loan as of December 31, 2020 is $1,554.
NOTE 8: — COMMITMENTS AND CONTINGENCIES
a.
Commitments:

The Company leases its offices, stores and certain motor vehicles under operating lease agreements. Future minimum commitments under these leases as of December 31, 2020:
Period	Future minimum commitments
2021	$4,378
2022	3,631
2023	2,617
2024	1,935
2025 and onwards	3,387
Total	$15,948
Rent and motor vehicle expenses under operating leases for the year ended December 31, 2020 were $3,346 and $478, respectively.

ODDITY TECH LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 8: — COMMITMENTS AND CONTINGENCIES (Continued)
b.
Guarantees:

Guarantees in the amount of $910 were issued by banks to secure rent payments to landlords.
c.
Liens:

As of December 31, 2020, the Company placed a lien on deposits in the amount of $359 in respect of rent guarantees for pop up stores and credit cards in the United States. This amount is reflected under prepaid expenses and other receivables on the consolidated balance sheet. The loans made under the 2016 Credit Line Agreement and the 2020 Loan Agreement are secured by a floating charge on the Company’s assets.
d.
Litigation:

From time to time, the Company is party to various legal proceedings, claims and litigation that arise in the normal course of business. In the opinion of management, the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows. Accruals for loss contingencies are recorded when a loss is probable, and the amount of such loss can be reasonably estimated.
NOTE 9: — SHAREHOLDERS’ EQUITY
a.
Ordinary shares:

Ordinary shares confer upon their holders voting rights, rights to receive dividends and certain other rights as described in the Company’s articles of association and under the applicable law.
b.
Reverse Share split:

On July 22, 2020, a 100-for-1 reverse share split of the Company’s then-outstanding ordinary shares was effected. All information related to the Company’s ordinary shares and their associated par value and share options have been retroactively adjusted to give effect to the 100-for-1 reverse share split for all periods presented.
c.
2020 Equity incentive plan

On April 1, 2020 the Company’s board of directors adopted the IL Makiage Cosmetics (2013) Ltd. 2020 Equity Incentive Plan (the “Plan”).
The Plan provides for the grant of share options, share awards and restricted shares to the Company’s and its affiliates’ respective employees, non-employee directors and consultants.
Under the Plan, the total number of shares that may be issued is 89,326 of ordinary shares. As of December 31, 2020, the Company had reserved 65,574 shares for future grants to employees, directors, officers, and non-employees of the Company. The options generally vest over four years and have 10 year contractual terms. Any option that is forfeited or canceled before expiration becomes available for future grants under the Plan.
The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its share options awards. The Black-Scholes option-pricing model requires several key assumptions.

ODDITY TECH LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 9: — SHAREHOLDERS’ EQUITY (Continued)
The following were the key assumptions used to apply this pricing model during the year ended December 31, 2020:
Year Ended December 31, 2020
Risk-free interest rate	0.36%
Expected term (in years)	6.11
Expected volatility	40%
Expected dividend yield	0%
The following is a summary of Company’s options granted to employees, non-employees and directors under the Plan as of December 31, 2020, and changes during the year then ended:
Year Ended December 31, 2020
	Number of options	Weighted average exercise price	Weighted average remaining contractual terms (in years)	Aggregate intrinsic value
Outstanding at beginning of year	—	$—	—	$—
Granted	23,752	97.21
Exercised	—	—
Forfeited	—	—
Outstanding at end of year	23,752	$97.21	9.55	$—
Exercisable at end of year	—	—	—	—
The weighted-average grant date fair value of options granted during the fiscal year ended December 31, 2020 was $37.42.
During the year ended December 31, 2020 no options were exercised nor vested. As of December 31, 2020, there were $790 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2020 Plan. This expense is expected to be recognized over a period of approximately 3.5 years.
Share-based compensation expense:
The share-based compensation expense recognized in the consolidated statement of comprehensive income for services received from employees and non-employees is shown in the following table:
Year Ended December 31, 2020
Selling, general and administrative	$99
Total share-based compensation expense	$99

ODDITY TECH LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 10: — GEOGRAPHICAL INFORMATION
Net revenue from sales to customers:
Year Ended December 31, 2020
North America	$93,725
Others	22,536
Total net revenue	$116,261
Net revenue is attributed to geographic areas based on the location of the end customer.
The following table summarizes long-lived assets by geographic area, which consist of property and equipment, net:
December 31, 2020
Israel	$6,552
United States	3,382
Total long-lived assets	$9,934
NOTE 11: — TAXES ON INCOME
a.
Tax rates applicable to the Company:

Israeli parent and Israeli subsidiaries:
The taxable income of Israeli companies is subject to a corporate tax rate of 23% for 2020.
Income taxes on non-Israeli subsidiaries:
The Company’s subsidiaries in the United States are subject to a combined federal and state income taxes of approximately 26% according to the applicable law.

ODDITY TECH LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 11: — TAXES ON INCOME (Continued)
b.
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
December 31, 2020
Deferred tax assets:
Research and development costs	$121
Property and equipment	240
Employees and other accruals	333
Accrued interest	364
Others	94
Deferred tax assets	1,152
Valuation allowance	(334)
Net deferred tax assets	818
Deferred tax liabilities:
Property and equipment	(227)
Intangible assets	(12)
Total deferred tax liabilities	(239)
Total deferred tax assets, net	$579

c.
A reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel is as follows:

Year Ended December 31, 2020
Income before taxes on income, as reported in the consolidated statements of comprehensive income	$17,271
Statutory tax rate in Israel	23%
Theoretical taxes on income	$3,972
Foreign currency measurement differences(*)	(147)
Foreign subsidiaries taxed at different tax rate	76
Other	155
Actual tax expenses	$4,056

(*)
Results for tax purposes are measured under, Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985, in terms of earnings in NIS. As explained in Note 2c, the financial statements are measured in U.S. dollars. The difference between the annual changes in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with ASC 740-10-25-3(F), the Company has not provided deferred income taxes in respect of the difference between the functional currency and the tax bases of assets and liabilities.

ODDITY TECH LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 11: — TAXES ON INCOME (Continued)
d.
Income before taxes on income is comprised as follows:

Year Ended December 31, 2020
Domestic	$16,074
Foreign	1,197
Total	$17,271

e.
Actual tax expenses are comprised as follow:

Year Ended December 31, 2020
Current:
Domestic	$672
Foreign	708
Total current income tax expense	1,380
Deferred:
Domestic	3,052
Foreign	(376)
Total deferred income tax expense	2,676
Total taxes on income	$4,056

f.
A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits are as follows:

Year Ended December 31, 2020
Uncertain tax positions, beginning of year	$259
Revaluation	28
Uncertain tax positions, end of year	$287
The Company currently does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate. Timing of the resolution of audits is highly uncertain and therefore, as of December 31, 2020, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.
The Company’s tax assessments through 2016 are considered final.
NOTE 12: — RELATED PARTY TRANSACTIONS
On July 5, 2017, the Company entered into a service agreement with Cosmofill Industries Ltd. (“Cosmofill”), an entity controlled by one of the Company’s shareholders which provides the Company with filling and assembling services for some of the Company’s cosmetic products.
Services provided to the Company by Cosmofill amounted to $66 for the year ended December 31, 2020. The outstanding balance in respect of this related party transaction as of December 31, 2020 was insignificant.

ODDITY TECH LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13: — SUBSEQUENT EVENTS
The Company evaluated all events or transactions that occurred subsequent to December 31, 2020, through the date of approval of these financial statements and has determined that there are no subsequent events that require disclosure or recognition in the financial statements except for the below:
a.
On July 9, 2021, the Company entered into a share purchase agreement with the shareholders of Voyage81 Ltd. (“Voyage81”), whereby the Company acquired all of the shares of Voyage81 from such shareholders. The aggregated purchase price amounted to approximately $29,000 subject to certain adjustments as described in the share purchase agreement and was comprised of cash payment in the amount of $21,000 and the issuance of a new class of shares, Redeemable Ordinary A Shares, out of which 31,952 were issued to the sellers.

b.
In December 2021 and January 2022, certain ordinary shareholders sold the Company’s ordinary shares in a secondary market transaction to new investors. The shareholders sold an aggregate number of 148,986 ordinary shares for an aggregate consideration of $128,250 at a price of $861 per share.

       Shares
Class A Ordinary Shares
Prospectus
Goldman Sachs & Co. LLC
Morgan Stanley
Allen & Company LLC
Through and including       , 2022 (the 25th day after the date of this prospectus), all dealers that effect transactions in the ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.   Indemnification of Directors and Officers.
Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association to be effective upon the closing of this offering include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.
An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:
•
a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•
reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

•
reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:
•
a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•
a breach of the duty of care to the company or to a third party, to the extent such breach arises out of the negligent conduct of the office holder;

•
a financial liability imposed on the office holder in favor of a third party;

•
a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify, exculpate or insure an office holder against any of the following:
•
a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•
a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•
an act or omission committed with intent to derive illegal personal benefit; or

•
a civil or criminal fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification, and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy and that policy was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.
Our amended and restated articles of association to be effective upon the closing of this offering allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.
We have entered into agreements with certain of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as reasonably anticipated by the board of directors based on our activities, and to an amount determined by the board of directors as reasonable under the circumstances.
Effective as of the date of this offering, the maximum indemnification amount set forth in such agreements is limited to an amount equal to the higher of $     ,        % of our total shareholder’s equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering) and       % of our total market cap calculated based on the average closing price of our Class A ordinary shares over the 30 trading days prior to the actual payment, multiplied by the total number of our issued and outstanding shares as of the date of the payment. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third party pursuant to an indemnification arrangement.
In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.
There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.
Item 7.   Recent Sales of Unregistered Securities.
During the past three years, we issued securities which were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

The following is a summary of transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.
In June 2019, we issued an aggregate of 1,543 ordinary shares (which constitute 154,300 Class A ordinary shares following a share split affected on April 2020) at an aggregate purchase price of $15,000,000.
In July 2021, we issued an aggregate of 31,952 Redeemable A Shares at a purchase price per share of approximately $375.56. Of these Redeemable A Shares, 6,370 remain in escrow until January 23, 2023 to satisfy certain indemnification obligations.
Since January 1, 2019, we have granted our directors, officers, employees and consultants an aggregate of 180,240 ordinary shares, at a weighted average exercise price of $286 per share, under our 2020 Equity Incentive Plan.
Since November 6, 2021, we have granted our directors, officers, employees and consultants an aggregate of 9,539 RSUs to be settled in ordinary shares under our 2020 Equity Incentive Plan, of which 9,428 RSUs granted our directors, officers, employees and consultants remain outstanding as of January 28, 2022.
No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.
Item 8.   Exhibits and Financial Statement Schedules.
(a)
The Exhibit Index is hereby incorporated herein by reference.

(b)
Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.
Item 9.   Undertakings.
(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
The undersigned registrant hereby further undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Articles of Association of the Registrant, as currently in effect
3.2*	Form of Amended and Restated Articles of Association of the Registrant to be effective upon the closing of this offering
4.1*	Specimen share certificate of the Registrant
4.2*	Amended and Restated Registration Rights Agreement
5.1*	Opinion of Herzog Fox & Neeman, counsel to the Registrant, as to the validity of the Class A ordinary shares (including consent)
10.1*	Form of Indemnification Agreement
10.2*†	Il Makiage Cosmetics (2013) Ltd. 2020 Equity Incentive Plan
10.3*†	U.S. Sub-Plan to the Il Makiage Cosmetics (2013) Ltd. 2020 Equity Incentive Plan
10.4*†	2022 Share Incentive Plan
10.5*†	Compensation Policy for Directors and Officers
21.1*	List of subsidiaries of the Registrant
23.1*	Consent of Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm
23.2*	Consent of Herzog Fox & Neeman (included in Exhibit 5.1)
24.1*	Power of Attorney (included in signature page to Registration Statement)
99.1	Registrant’s Representation under Item 8.A.4
107*	Filing Fee Table

*
To be filed by amendment.

†
Indicates a compensatory plan or arrangement.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tel Aviv, Israel on this       day of         , 2022.
ODDITY Tech Ltd.
By:

Name:
Oran Holtzman

Title:
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Oran Holtzman and Lindsay Drucker-Mann and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462 (b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on       , 2022 in the capacities indicated:
Name	Title
Oran Holtzman	Chief Executive Officer, Director (Principal Executive Officer)
Lindsay Drucker Mann	Global Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Michael Farello	Director

Signature of Authorized U.S. Representative of Registrant
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of ODDITY Tech Ltd. has signed this registration statement on         , 2022.
By:

Name:
Lindsay Drucker-Mann

Title:
Global Chief Financial Officer